





PERRIGO® Co

PROVIDING AFFORDABLE HEALTH CARE PRODUCTS TO THE WORLD

2006 ANNUAL REPORT

Corporate Profile

Perrigo Company is a leading global health care supplier and the world's largest manufacturer of over-the-counter (OTC) pharmaceutical and nutritional products for the store brand market. Store brand products are sold by food, drug, mass merchandise, dollar store and club store retailers under their own labels. The Company develops, manufactures and markets prescription generic drugs, active pharmaceutical ingredients and consumer products. Perrigo operates manufacturing and logistics facilities in the United States, Israel, United Kingdom, Mexico, Germany and China.






RITE
AID
Extra Strength
Non-Aspirin


CONTENTS

2006 FINANCIAL HIGHLIGHTS

Financial Results – Reported (GAAP)
In millions, except shares and per share amounts

	Year Ended		
	June 25, 2005[1][2]	**July 1, 2006[1]**	% Change
Net Sales	$1,024.1	**$ 1,366.8**	33.5
Operating Income (Loss)	$ (330.5)	**$ 111.3**	-
Net Income (Loss)	$ (353.0)	**$ 71.4**	-
Diluted Earnings (Loss) Per Share	$ (4.57)	**$ 0.76**	-
Average Diluted Shares Outstanding (000's)	77,313	**94,105**	21.7

Financial Results
Adjusted For Non-recurring Items
In millions, except shares and per share amounts

	Year Ended		
	June 25, 2005[1][2][3]	**July 1, 2006[1][3]**	% Change
Net Sales	$1,024.1	**$ 1,366.8**	33.5
Operating Income	$ 96.2	**$ 124.9**	29.8
Net Income	$ 62.6	**$ 77.8**	24.3
Diluted Earnings Per Share	$ 0.81	**$ 0.83**	2.5
Average Diluted Shares Outstanding (000's)	77,313	**94,105**	21.7



Net Sales
($ in millions)
1,024.1
1,366.8
2005 2006
Operating Income
($ in millions)
96.2
124.9
2005 2006
Net Income
($ in millions)
62.6
77.8
2005 2006
Diluted Earnings Per Share
(in dollars)
0.81
0.83
2005 2006

(1) See Item 7 of the Form 10-K report for a discussion of results of operations.
(2) Includes the results of operations for Agis for the three months ended May 31, 2005.
(3) See reconciliation of non-GAAP financial measures on page 20. We have excluded certain non-recurring items when monitoring and evaluating Perrigo's financial results, because we believe this provides important insight into Perrigo's ongoing operations.

FELLOW SHAREHOLDERS,

Fiscal year 2006 was a period of change on a variety of fronts for Perrigo. Last year saw our successful entry into the generic prescription pharmaceutical and active pharmaceutical ingredient (API) businesses. Both performed well and contributed significantly to our sales and operating profit.

The year also saw our Consumer Healthcare segment face unprecedented challenges in the wake of retailer responses to increased state and federal regulation of pseudoephedrine-based (PSE) cough and cold products. The result was a precipitous drop in our sales of PSE products and a significant amount of expense to develop formulas without PSE.

A highlight of our Consumer Healthcare business was the introduction of several new products that contributed $77 million in sales. These new product sales not only helped buffer the impact of PSE, but made fiscal 2006 our strongest new product year ever.

Another major achievement was the considerable progress that was made in integrating last year's strategic acquisition of Agis Industries. We have fully integrated all of our U.S. operations and are now in the last stages of a global integration process, including implementation of a new enterprise software system in our Israeli operations. This milestone will complete an 18-month integration process. Our acquired businesses had a very strong year, adding $46 million in operating income.

Overall, we are pleased with fiscal 2006's positive results, and we believe that our strategy of broadening our business portfolio helped us achieve those results in the face of some significant market challenges.

RESULTS

Fiscal year-end 2006 sales were $1.37 billion compared to $1.02 billion in fiscal 2005, an increase of $343 million or 33 percent. These figures included $316 million in incremental sales from the Agis businesses.

Net income for the year was $71 million versus a loss of $353 million last year. Diluted earnings per share were $0.76 this year versus a loss per share of $4.57 a year ago. In fiscal 2005 there were a number of non-recurring charges, mostly acquisition-related, which tallied $416 million after tax and reduced earnings per share by $5.38.

Excluding non-recurring charges in fiscal 2006 and 2005, earnings per share would have been $0.83 and $0.81, respectively.

Our cash flow was very strong again this year, demonstrating the health of our business. Operating cash flow increased $49 million to $127 million, versus $78 million last year, due to growth in net income and non-working-capital operating activities.

KEY 2006 EVENTS

Agis Integration

Last year's acquisition of Agis Industries was a critical step in our long-term strategy to transform Perrigo into a more diversified global pharmaceutical company capable of meeting the world's growing need for affordable health care products. We now have a broader portfolio of products for the generic R_x, API and consumer health care markets.

Our expanded product line now includes more than 100 prescription and OTC Abbreviated New Drug Application (ANDA) approvals. In addition, 17 more are pending with the U.S. Food and Drug Administration (FDA), and we have 90 new prescription and OTC products under development.

Pseudoephedrine Update

In 2005, many states proposed or enacted legislation placing restrictions on the purchase and sale of pseudoephedrine-based products. In March 2006, the U.S. Congress passed similar legislation. Retailer response to these legislative actions had a significant adverse impact on our Consumer Healthcare business.

We believe we are past the most difficult part of these unprecedented changes to the cough and cold category. Our product conversions to the new formulations are moving ahead, and we expect to have many of these new products ready for the 2006/2007 cough and cold season.

New Product Development

Our Consumer Healthcare business continues to aggressively develop and pursue approvals for new products. Fiscal 2006 was extremely successful in terms of new product introductions and FDA filings. The most notable were the introduction of OTC nicotine lozenges (comparable to GlaxoSmithKline's Commit® lozenges) and the filing for omeprazole 20 mg tablets (comparable to AstraZeneca's Prilosec OTC®).

Our R_x Pharmaceutical segment also entered into several product development alliances with other generic pharmaceutical companies.

In addition, we further leveraged our API and prescription pharmaceutical assets by entering into a supply, purchase and license agreement with another pharmaceutical company under which we will produce active pharmaceutical ingredients for them as well as collaborate on the development and manufacture of two drug products.

GROWTH STRATEGY

Our strategy will continue to focus on positioning each of our businesses to benefit from the growing need for affordable health care products worldwide.

In our R_x Pharmaceutical business, our strategy is to be a strong niche player that is capable of developing complex, difficult-to-formulate, high barrier-to-entry topical products. In addition, we will selectively target oral solid dose opportunities that we feel fit our strategy and strengths. We will leverage the power of Perrigo's retail strengths to benefit the R_x Pharmaceutical and API businesses. We also will leverage our expertise in delivery form technologies (foams and nasal sprays), as well as invest in research and development on prescription products that have the potential to switch to OTC status in the future.

Our Consumer Healthcare business provides us with a solid platform for growth. We have strong retailer and supply chain relationships, many of which are with the same customers we serve through our R_x Pharmaceutical business segment.

Consumer Healthcare's growth strategy continues to focus on being first-to-file for ANDA approvals for new R_x-to-OTC switch products. These new products may come from internal development, future acquisitions, or business alliances with other pharmaceutical companies. In addition, we are hard at work developing our store brand business in key growing international markets.

Our strong cash flow provides us with options for additional strategic acquisitions, partnerships or joint ventures.

Finally, while we are investing for future growth, we will continue to focus on quality and cost reduction. We also will continue to make the investments necessary to support our commitment to high quality and customer service in a more stringent regulatory environment.

Affordable Health Care Products to Meet the World's Growing Need

Fiscal 2006's contrasts served to reinforce our decision to strategically broaden our base of business over the long-term. Doing so will create a business model designed to deliver consistent sales and profit growth.

The aging global population, and its need for lower-cost health care, provide the backdrop for the growing need for affordable health care products. We are confident that Perrigo is ideally positioned to leverage its strengths – a strong balance sheet, global management talent and a solid portfolio of products – to deliver consistently strong results in the coming years.

As previously announced, effective October 9, 2006, Joseph C. Papa will have the privilege of leading our company into the future as Perrigo's new President and Chief Executive Officer. Joe is a proven executive with more than 30 years experience in health care and specialty generic pharmaceuticals. He is the ideal person to drive our future growth and enhance shareholder value.

As for me, I will support Joe in his new role and help him maintain the momentum we have created by continuing as Executive Chairman until March 31, 2007. After that, I will continue as Chairman of the Board.

So, as this is my final letter to you as President and CEO, I want to thank you for your continued support, and offer my thanks and appreciation to all Perrigo employees for their extraordinary effort and commitment.

Sincerely,



David T. Gibbons
Chairman, President and
Chief Executive Officer
October 5, 2006

Management Team (left to right)

David T. Gibbons, Chairman of the Board, President and Chief Executive Officer

Moshe Arkin, Vice Chairman

Judy L. Brown, Executive Vice President and Chief Financial Officer

John T. Hendrickson, Executive Vice President and General Manager – Perrigo Consumer Healthcare

Todd W. Kingma, Executive Vice President, General Counsel and Secretary

Refael Lebel, Executive Vice President and General Manager – Perrigo Israel



PERRIGO TODAY: GLOBAL SUPPLIER OF AFFORDABLE HEALTH CARE PRODUCTS.



The genesis of today's Perrigo began more than two decades ago. In the early 1980s, Perrigo management recognized a growing interest in personal health care as the baby boom generation grew older.

Health care costs had already begun to increase and consumers were beginning to look for more cost effective alternatives to expensive prescription drugs. Perrigo's close association with the retail industry helped its management identify the growing private label trend and retailers' profit potential as a result of that trend.

Management made the strategic decision to mold Perrigo into a value-driven company focused on meeting the growing need for more affordable pharmaceuticals. That focus initially led to the further development and expansion of store brand OTC pharmaceuticals that offered products equivalent to national brands, but at a much greater value. Perrigo leveraged its store brand expertise by moving into more sophisticated and complex OTC products, including former prescription pharmaceuticals that had been approved for OTC sale. By the early 1990s, Perrigo was a leader in the U.S. for store brand OTC and R_X-to-OTC pharmaceuticals and nutritional products.

By the early 2000s, the aging of baby boomers was in full swing and with it, the anticipated


Ammonium Lactate Lotion, 12%
Ammonium Lactate Lotion, 12%
PERRIGO
Promethazine
Hydrocortisone Ointment USP, 2.5%



rise in health care costs. These trends created an opportunity for Perrigo to leverage its retail relationships, manufacturing expertise and distribution acumen by expanding into generic prescription pharmaceuticals and API.

The strategic addition of Israel's Agis Industries in 2005 allowed Perrigo to accelerate development of its generic capability, product pipeline and global platform.

PERRIGO MARKETS A BROAD AND DEEP LINE OF PRODUCTS


Walgreens
Nicotine
Polacrilex
Lozenge,
2 mg (nicotine)
Stop Smoking Aid
2 mg
Regular Strength
Antacid
equate.
athlete's
foot spray
TOLNAFTATE 1%
ANTIFUNGAL
Walgreens
Wal-
Tussin
Cough Formula
equate
Nite Time
Multi-Symptom Cold/Flu Relief
Original Flavor
Hair Loss Treatment
(Minoxidil 20 mg/ml)
DAYTIME
WELBY
ASSORTED FRUIT
RITE AID
Nutritiona
HERBAL
PALME
Feel the Energy!
COMPLETE
OneSource
Pure Performance
ECKERD
CONTAINS:
• Bacitracin
• Neomycin
• Polymyxin-B
Prevents Infection
Won't Sting or Burn
Antibiotic Protection
First aid antibiotic for external use only
Triple Antibiotic
OINTMENT
CVS
ANTIFUNGAL
POWDER
Kroger
Allergy
Relief
ANTIHISTAMINE
equate.
Arthritis Pain
Acetaminophen Extended-Release Tablets, 650 mg
Pain Reliever
100 Caplets*, 650 mg Each
ECKERD
Junior Strength
Ibuprofen
Tablets 100 mg
SEE NEW WARNINGS INFORMATION

Today, Perrigo is a global manufacturer and marketer of affordable OTC pharmaceuticals, nutritional products, generic prescription drugs, and active pharmaceutical ingredients that contribute to reducing the growing burden of rising health care costs.

Perrigo markets a broad and deep portfolio of products and provides a high level of manufacturing, marketing and supply chain expertise serving various markets.



Extra Moisturizing
Nasal Spray
PERRIGO
Ketoconazole Shampoo, 2%
Ammonium Lactate Lotion, 12%
Rx Only
Net Wt. 400g
Acaba con los parásitos en el intestino
mebendazol
Betamethasone Dipropionate Lotion USP
PredniSONE Tablets, USP 5 mg
Ibuprofen Oral Suspension USP 100 mg/5 mL
Naproxen Tablets, USP
Triamcinolone Acetonide Ointment USP
Clindamycin Phosphate Topical Solution, USP Pledget 1%
60 Pledgets
Rx Only
Promethazine Hydrochloride Suppositories USP, 25 mg
Permethrin Cream, 5% w/w
For External Use Only. Not For Use In Eyes.
60 g
Rx Only

THE MOST TRUSTED NAME IN AFFORDABLE STORE BRAND OTC PHARMACEUTICALS AND NUTRITIONAL PRODUCTS.


WELBY
Extra Moisturizing
Nasal
Spray
equate
Great
Tasting!
LIFE

At the core of Perrigo's business is Consumer Healthcare, which consists primarily of OTC pharmaceutical and nutritional products marketed to consumers in the U.S., Canada, Mexico and the United Kingdom.

This retail-driven segment is the largest contributor to our sales and profits. It also includes our R_X-to-OTC products – those that have resulted from a prescription product being approved for over-the-counter sale without a prescription.

We currently market OTC pharmaceutical and nutritional products in 17 categories, including cough and cold, allergy/sinus, analgesics, gastrointestinal, smoking cessation, and natural and synthetic vitamins, plus nutritional supplements.

Our Consumer Healthcare business delivers national brand quality OTC pharmaceuticals under our retail customers' store brands at consumer savings of up to 60 percent, while delivering retailers as much as 50 percent or more of their total category profit.

We also provide our retail customers with value-added total brand management – including marketing, merchandising, packaging and promotional support.

This combination of value and profitability is at the core of the historical strength of our Consumer Healthcare business.

The strategic focus of our Consumer Healthcare business is on new product development and the introduction of store brand versions of products that require approval by the FDA through either its ANDA process or its New Drug Application (NDA) process.

To support this strategy, we have highly skilled and experienced R & D and regulatory groups that consistently position Perrigo to be first-to-market with these major new products requiring FDA approval.

During fiscal 2006, new products contributed a record $77 million in Consumer Healthcare sales, including important products in the smoking cessation category, making it our most successful year in terms of new product launches. In addition, we currently have received ANDA approvals on more than 40 OTC products.



KEY CONSUMER HEALTHCARE NEW PRODUCTS

While analgesics and cough and cold products continue to be two of our more important store brand OTC categories, we have made a stronger effort to broaden our base of product categories in order to reduce our dependence on seasonal demand swings during the cough and cold season.

During fiscal 2006, for example, we were able to partially offset the decline in PSE product sales with Consumer Healthcare products in new or rapidly growing categories, such as smoking cessation and OTC topical remedies.

Nicotine Polacrilix Lozenges

Our nicotine polacrilix lozenge, approved by the FDA on January 31, 2006, began shipping in mid-February. Because of our "first-to-file" status, Perrigo was granted 180 days of valuable market exclusivity. The market for the national brand is estimated to be approximately $100 million at retail, and we anticipate good growth as this new store brand segment develops.

Coated Nicotine Polacrilix Gum

Also, in June 2006, we announced that we had received FDA approval to market OTC coated nicotine polacrilex mint-flavored gum USP, 2 mg and 4 mg. This product, which will be marketed under store brands, is comparable to GlaxoSmithKline's Nicorette® Fresh Mint™. Nicorette coated gum sales were approximately $100 million in the preceding 12 months. Initial shipments are expected to begin in the second quarter of fiscal 2007.

In addition to these recently introduced new products, there are a number of products switching from Rx-to-OTC that represent considerable potential. We are reviewing these and are either considering or have already filed ANDAs for approval to market store brand versions of these popular medications.


GOODSENSE
Original
Nicotine
Polacrilex Gum
4 mg (nicotine)
Stop Smoking Aid
4mg
Free Audio CD Upon Request
20 Pieces, 4 mg Each
Walgreens
Nicotine
Polacrilex
Lozenge,
2 mg (nicotine)
Stop Smoking Aid
48
WESTERN FAMILY
DAYTIME
Non Drowsy
equate
Tussin
CF
Adults and Children
Alcohol Free
Cold Formula
8 FL OZ
(237mL)
Kroger
Children's
Cough
& Runny Nose
TRIACTING
Runny Nose
Cough
Itchy Throat
Cherry Flavor

PERRIGO ANDAs (COMPARABLE BRAND)

Perrigo Product	Brand Name
Acetaminophen 8-Hour	Tylenol®
Acetaminophen Extended-Release	Tylenol®
Chlor-Maleate Tablets	Chlor-Trimeton®
Cimitidine Acid Reducer	Tagamet®
Famotidine Acid Reducer	Pepcid®
Ibuprofen Tablets	Advil®, Motrin®
Ibuprofen/ Pseudoephedrine Tablets	Advil®
Junior Strength Ibuprofen Tablets	Motrin®
Junior Strength Ibuprofen Chewable Tablets	Motrin®
Children's Ibuprofen/ Pseudoephedrine	Motrin®
Children's Ibuprofen Oral Suspension and Drops	Motrin®
Loperamide Hydrochloride Caplets	Imodium®
Loperamide Hydrochloride Liquid	Imodium®
Loratadine/Pseudoephedrine Extended Release Tablets	Claritin®
Loratadine Tablets	Claritin®
Miconazole 3	Monistat®
Miconazole 3 Combo Pack	Monistat®
Miconazole 7	Monistat®
Miconazole 7 Combo Pack	Monistat®
Migraine/Headache Formula	Excedrin®
Minoxidil Topical Solution	Rogaine®
Naproxen Sodium Tablets	Aleve®
Nicotine Polacrilix Gum	Nicorette®
Nicotine Polacrilix Lozenge	Commit®
Pseudoephedrine Extended-Release Tablets	Sudafed®
Ranitidine Acid Reducer	Zantac®
Sleep Aid Tablets	Unisom®
Tioconazole 1-Day Treatment	1-Day™



equate
Cold/Flu Relief
GOODSENSE
Multi-Symptom
Pain Relief
Non-Drowsy Day
Cold PE
Cool Ice Caplets
Extra Strength
Non-Aspirin Acetaminophen Caplets
EXTRA VALUE SIZE!
OneSource Active KIDS
Gummies
BONUS! 20%
OneSource
Active KIDS
EXTRA C
ALL DAY

LEVERAGING THE SYNERGIES BETWEEN OUR BUSINESSES.



PERRIGO

Perrigo's R_x Pharmaceutical segment develops, manufactures and markets products for the U.S. market, primarily as generic topicals and selected solid dose prescription drugs under the Perrigo brand.



We have strategic relationships with the drug retailers and wholesalers, supermarkets and mass merchandisers to whom we market our OTC pharmaceuticals and nutritional products. More than 70 percent of prescriptions are now filled through these same outlets.

Further synergies between our Consumer Healthcare and R_x Pharmaceutical segments are achieved through our existing solid dose and liquid manufacturing capacity and capability.

Similarly, the Agis acquisition provided us with access to certain specialized pharmaceutical distribution resources, which aids us in bringing generic prescription drug products to market quickly and efficiently.



PERRIGO
USP
PERRIGO

2006 ANDAs APPROVED

Perrigo Product	Brand Name
Ciclopirox Olamine Cream, 0.77%	Loprox®
Desoximetasone Gel, 0.05%	Topicort®
Glimepiride Tablets, 1, 2, 4 mg	Amaryl®
Ibuprofen Tablets, 400, 600, 800 mg	Motrin®
Terconazole Suppository, 80 mg	Terazol®3





NEW Rx PHARMACEUTICAL PRODUCT INTRODUCTIONS AND DRUG APPLICATION APPROVALS

As with our OTC pharmaceutical and nutritional products businesses, developing and maintaining a pipeline of new products is key to not only growth, but also profitability in the generic prescription drug business.

Prescription Ibuprofen Tablets

In July 2005, we received approval from the FDA to manufacture and market prescription ibuprofen tablets, USP 400 mg, 600 mg, and 800 mg, which are equivalent to McNeil Consumer & Specialty Pharmaceuticals' Motrin® Tablets.

Glimepiride Tablets

In early October 2005, we announced a partnership with InvaGen Pharmaceuticals to market Glimepiride Tablets, 1 mg, 2 mg, and 4 mg, which is a generic equivalent to Aventis' Amaryl® Tablets, used for the treatment of diabetes.

Desoximetasone Gel

In January 2006, we received FDA approval to manufacture and market Desoximetasone Gel USP, 0.05%, which is equivalent to Taro Pharmaceutical's Topicort® Gel, used for inflammatory skin conditions.

Ciclopirox Olamine Cream

In March 2006, we received FDA approval to manufacture and market Ciclopirox Olamine Cream USP, 0.77%, generic to Medicis' Loprox®, an antifungal for skin infections.

Terconazole Suppositories

Also in March 2006, we received FDA approval for terconazole vaginal suppositories, 80 mg, an antifungal treatment for yeast infections which is a generic to Terazole® 3 (Ortho-McNeil). Perrigo currently offers the only generic version of this product.

2006 Rx PHARMACEUTICAL NEW PRODUCTS


PERRIGO
Ibuprofen Tablets USP
Rx Only
PERRIGO
Terconazole Vaginal Suppositories, 80 mg
3 Suppositories
Rx Only
PERRIGO
NDC 45802-371-37
Desoximetasone Gel USP
For External Use Only.
Net Wt. 60 g
PERRIGO
Ciclopirox Olamine Cream, USP
For Dermatologic Use Only. Not for use in Eyes.
Net Wt. 30g
Rx Only



API: Active Pharmaceutical Ingredients.



Not only does vertically integrating our manufacturing enhance our ability to deliver health care value to both our Consumer Healthcare and Rx Pharmaceutical markets, but producing key active pharmaceutical ingredients for sale to other pharmaceutical companies also contributes to our overall profitability.

Chemagis, our API business, specializes in manufacturing hard-to-develop active pharmaceutical ingredients used worldwide by both the generic drug industry and branded pharmaceutical companies. Chemagis focuses on developing scarce molecules for the American, European and other international markets.



Key API Products

Product	Brand Name	Product Indication
Cetirizine	Zyrtec®	Allergy relief
Fenofibrate	Lofibra®	Reduces fat in the blood
Fluticasone	Flonase NS®, Cutivate®	Allergy, inflammation relief
Midazolam	Versed®	Sedation, anesthesia
Moxonidine	Cynt®	Hypertension
Pentoxifylline	Trental®	Improves blood flow
Tramadol	Ultram®, Ultracet®	Pain relief



CONSUMER, PHARMACEUTICAL AND DIAGNOSTIC PRODUCTS.

A broad health care presence throughout Israel.

Consumer Products and Pharmaceutical and Diagnostic Products serve the Israeli marketplace.

Consumer Products consists of a broad range of household products, including cosmetics, toiletries and detergents, and bar soaps sold under the company's brand names Careline®, Neca®, and Natural Formula®. These products are sold through food and drug chains and department stores. Pharmaceutical and Diagnostic Products includes the marketing and manufacturing of branded prescription drugs under licenses. In addition, pharmaceutical, diagnostic and other medical products are imported into Israel through exclusive agreements with the manufacturers.

THE PERRIGO ADVANTAGE

A broad portfolio of health care value.

Our strong Consumer Healthcare OTC and nutrition businesses provide Perrigo with a solid foundation. We have the expertise to get new products to market quickly. We provide our customers with the brand management and marketing expertise needed to make these new products successful additions to their store brand programs. In addition, our manufacturing, regulatory and logistics expertise offers synergies to our Rx Pharmaceutical business because we can deliver both to the same customer base.

Our Rx Pharmaceutical business provides balance and offers tremendous growth potential from the niche strength we now have in topical and solid dose generic prescription pharmaceuticals.

Finally, our API business offers entry to international markets and provides the efficiencies of vertical integration by providing us with certain raw materials.



This strategically diversified business model positions Perrigo as a worldwide leader in providing affordable health care products to meet an aging world's growing need for lower cost health care.

RECONCILIATION FINANCIALS

Perrigo Company Reconciliation of Non-GAAP Measures
In millions, except shares and per share amounts (unaudited)

	Year Ended June 25, 2005	Year Ended **July 1, 2006**
Reported Net Sales	$ 1,024.1	**$ 1,366.8**
Reported Operating Income (Loss)	$ (330.5)	**$ 111.3**
Write-off of Inventory Step-up	23.4	**4.8**
Restructuring	6.4	**8.8**
Write-off of In-process R & D	386.8	-
Acquisition Costs	5.6	-
Class Action Lawsuit Settlement	4.5	-
Adjusted Operating Income	$ 96.2	**$ 124.9**
Reported Net Income (Loss)	$ (353.0)	**$ 71.4**
Write-off of Inventory Step-up	18.2	**3.7**
Restructuring	4.1	**5.7**
Gain on Sale of Equity Investment	-	**(2.9)**
Write-off of In-process R & D	386.8	-
Acquisition Costs	3.6	-
Class Action Lawsuit Settlement	2.9	-
Adjusted Net Income	$ 62.6	**$ 77.8**
Diluted Earnings (Loss) Per Share		
Reported	$ (4.57)	**$ 0.76**
Adjusted	$ 0.81	**$ 0.83**
Average Diluted Shares Outstanding	77,313	**94,105**

The Company excludes a write-off of the step-up in value of inventory acquired, restructuring costs, the gain on the sale of an equity method investment, a write-off of in-process research and development, acquisition-related expenses and a settlement related to a class action lawsuit when monitoring and evaluating the ongoing financial results and trends of its business due to the non-recurring nature of these items. The Company believes this information is also useful for investors, since excluding these non-recurring items provides insight into the Company's ongoing operations.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended July 1, 2006
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 0-19725

Perrigo Company

(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	38-2799573 (I.R.S. Employer Identification No.)
515 Eastern Avenue Allegan, Michigan (Address of principal executive offices)	49010 (Zip Code)

Registrant's telephone number, including area code: (269) 673-8451

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock (without par value)	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [X] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act.
YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **YES [X] NO [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[X]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X] **Accelerated filer [ ]** **Non-accelerated filer [ ]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **[ ] YES [X] NO**

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on December 23, 2005 as reported on The NASDAQ Stock Market®, was approximately $1,047,066,766. Shares of common stock held by each executive officer have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of August 1, 2006 the registrant had 92,695,899 outstanding shares of common stock.

Documents incorporated by reference: Portions of the Registrant's Proxy Statement for its Annual Meeting on November 10, 2006 are incorporated by reference into Part III.

PERRIGO COMPANY
FORM 10-K
FISCAL YEAR ENDED JULY 1, 2006
TABLE OF CONTENTS

PART I.

Item 1. Business. (Dollar and share amounts in thousands, except per share amounts)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In particular, statements about the Company's expectations, beliefs, plans, objectives, assumptions, future events or future performance contained in this report, including certain statements contained in "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company's control. These and other important factors, including those discussed under "Risk Factors," may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this report are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL

Perrigo Company, established in 1887, is a leading global healthcare supplier and the world's largest manufacturer of over-the-counter (OTC) pharmaceutical and nutritional products for the store brand market. The Company also develops and manufactures generic prescription (Rx) drugs, active pharmaceutical ingredients (API) and consumer products. The Company's primary markets and locations of manufacturing and logistics operations are the United States, Israel, Mexico and the United Kingdom. See Note N to the Company's consolidated financial statements for further information.

Perrigo Company operates through several wholly owned subsidiaries. In the U.S., these subsidiaries consist primarily of L. Perrigo Company, Perrigo Company of South Carolina Inc. and Perrigo New York Inc. (formerly Clay Park Labs, Inc.). Outside the U.S., these subsidiaries consist primarily of Perrigo Israel Pharmaceuticals Ltd. (formerly Agis Industries (1983) Ltd.) (Agis), Chemagis Ltd., Quimica y Farmacia S.A. de C.V., Wrafton Laboratories Limited and Perrigo U.K. Limited. As used herein, references to the "Company" means Perrigo Company, its subsidiaries and all predecessors of Perrigo Company and its subsidiaries.

The Company's principal executive offices are located at 515 Eastern Avenue, Allegan, Michigan, 49010. Its telephone number is (269) 673-8451. The Company's website address is http://www.perrigo.com, where the Company makes available free of charge the Company's reports on Forms 10-K, 10-Q and 8-K, as well as any amendments to these reports, as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. These filings are also available to the public at http://www.sec.gov and http://www.isa.gov.il.

The Company has three reportable segments, aligned primarily by product: Consumer Healthcare, Prescription (Rx) Pharmaceuticals and API. Additionally, the Company has an Other category that includes two operating segments (Israel Consumer Products and Israel Pharmaceutical and Diagnostic Products) that do not meet the quantitative thresholds required to be separately reportable segments.

CONSUMER HEALTHCARE

The Consumer Healthcare segment includes the Company's U.S., U.K. and Mexico operations supporting the sale of OTC pharmaceutical and nutritional products. This reportable segment markets a broad line of products that are comparable in quality and effectiveness to national brand products. These products include analgesic, cough/cold/allergy/sinus, gastrointestinal, smoking cessation, first aid, vitamin and nutritional supplement products. The cost to the retailer of a store brand product is significantly lower than that of a comparable nationally advertised brand name product. The retailer therefore can price a store brand product below the competing national brand product yet realize a greater profit margin. Generally, the retailers' dollar profit per unit of store brand product sold is greater than the dollar profit per unit of the comparable national brand product. The consumer benefits by receiving a quality product at a price below a comparable national brand product.

Significant Developments

Update on Pseudoephedrine Sales

The Company continued to be impacted by the legislative and market changes related to products containing pseudoephedrine, which have resulted from concerns over the diversion and misuse of pseudoephedrine in the production of methamphetamine, an illegal drug. The Company monitors this issue continuously and, consequently, recorded an additional charge of approximately $8,800 in fiscal 2006 for estimated obsolete inventory on hand. Products containing pseudoephedrine generated approximately $92,000 and $182,000 of the Company's revenues in fiscal 2006 and 2005, respectively. Sales of pseudoephedrine products are expected to be $30,000 to $35,000 for fiscal 2007. This estimate excludes expected sales of pseudoephedrine replacement products. Based on recent events in the retail market, legislative actions and the resulting lost sales, management believes that these issues will continue to have a significant adverse effect on the Company's results of operations in fiscal 2007.

On March 10, 2006, Congress enacted the Patriot Act, which included the Combat Methamphetamine Epidemic Act of 2005 (the Act). Among the various provisions, this national legislation places certain restrictions on the purchase and sale of all products that contain ephedrine, pseudoephedrine, or phenylpropanolamine (List I Chemical Products). Effective April 7, 2006, the Act imposed quotas on manufacturers and imposed daily restrictions on the amount of List I Chemical Products a retailer may sell to a consumer (3.6 grams per day) and limitations on the amount of List I Chemical Products a consumer may purchase (9.0 grams) over a 30-day period. Further, effective September 30, 2006, the Act requires that (a) retail sellers place all List I Chemical Products behind the counter and maintain a logbook that tracks the sales of List I Chemical Products to individuals, and (b) purchasers provide valid identification in order to purchase List I Chemical Products.

Product Recalls

The Company recorded an adjustment of $2,100 in the third quarter of fiscal 2006 due to the reduction of an accrual for a product recall which originated in fiscal 2005 and is essentially complete. The Company originally recorded a charge of $8,300 in the second quarter of fiscal 2005 as it initiated a retail-level recall of all lots of loratadine syrup, a liquid antihistamine indicated for the relief of symptoms due to hay fever or other upper respiratory allergies.

In July 2005, the Company initiated a retail-level recall of all lots of concentrated infants' drops packaged with a dosing syringe. The Company made the decision to recall these products from the retailer and wholesaler channels because the dosing syringe may be confusing in determining the proper dose for infants under 2 years of age, as directed by a doctor, and could lead to improper dosing, including overdosing. The products are safe and effective when accurately dosed. The Company recorded a fourth quarter charge in fiscal 2005 for the value of the

Company's related inventories and the cost of return and disposal, estimated to be $2,000.

Sale of Equity Investment

In November 2005, the Company recorded a gain of $4,666 in Other income, net on the sale of its non-controlling interest in Shandex Sales Group Ltd. (Canada).

Class Action Lawsuit Settlements

In August 2004, the Company reached a settlement with the United States Federal Trade Commission (FTC) and states' attorneys general offices regarding a now terminated agreement between Alpharma, Inc. and the Company related to a children's ibuprofen suspension product. In connection with the Alpharma, Inc. agreement and the related FTC settlement, the Company has been named as a defendant in three suits, two of which are class actions that have been consolidated with one another (the Direct Purchaser Action), filed on behalf of Company customers (i.e., retailers), and the other consisting of four class action suits (the Indirect Purchaser Action), filed on behalf of indirect Company customers (i.e., consumers), alleging that the plaintiffs overpaid for children's ibuprofen suspension product as a result of the Company's agreement with Alpharma, Inc. On April 24, 2006, the court in the Direct Purchaser Action issued an order and final judgment approving the settlement of this matter with respect to defendants Alpharma, Inc. and the Company. The Company agreed to pay $3,000 as part of the settlement of the Direct Purchaser Action. Separately, Alpharma, Inc. and the Company entered into a settlement agreement to resolve the Indirect Purchaser Action for a combination of cash and product donations. On July 26, 2006 the court issued an order preliminarily approving the settlement of the Indirect Purchaser Action. However, the settlement is subject to final court approval. The Company recorded a charge of $4,500 in the fourth quarter of fiscal 2005 as its best estimate of the combined expected cost of the settlements. While the Company believes the estimate of the charge is reasonable, the total amount of future payments related to these lawsuits cannot be assured and may be materially different than the recorded charge.

Restructuring

On June 23, 2006, as a result of an ongoing review of its Consumer Healthcare operating strategies, the Company's Board of Directors approved plans to exit two unprofitable product lines, effervescent tablets and psyllium-based laxatives. This action will result in the closure of two Michigan plants that primarily manufacture these products. In connection with this exit plan, it was determined that the carrying value of the land, buildings, machinery and certain inventory at these two plants was not fully recoverable. As a result, the Company incurred an impairment charge in the Company's Consumer Healthcare segment of $8,846 in the fourth quarter of fiscal 2006 to reflect the difference between carrying value and the fair value of the affected assets. This charge is recorded in the restructuring line of the consolidated statement of income for fiscal 2006. Fair value was determined using the currently appraised market value. In addition, the Company expects to incur a charge of approximately $3,000 in fiscal 2007 for employee related and plant shutdown costs. The plants are expected to be phased out and closed by the end of fiscal 2007.

In connection with the acquisition of Agis in March 2005, the Company reviewed its Consumer Healthcare operating strategies. As a result, the Company approved a restructuring plan and recorded a charge to the Company's Consumer Healthcare segment in the third quarter of fiscal 2005. The implementation of the plan began on March 24, 2005 and was completed in July 2006. Certain assets were written down to their fair value resulting in an impairment charge of $3,232. In addition, the Company terminated 22 employees performing in certain executive and administrative roles. Accordingly, the Company recorded a charge for employee termination benefits of $3,150. The charges for asset impairment and employee termination benefits are included in the restructuring line of the consolidated statement of income for fiscal 2005. As of July 1, 2006, payments of $3,045 have been made for the accrued restructuring costs related to the employee termination benefits.

Business

The Company is dedicated to being the first manufacturer to develop and market key new store brand products and has a research and development staff that management believes is one of the most experienced in the industry at developing products comparable to national brand products. This staff also responds to changes in existing national brand products by reformulating existing Company products. In the OTC pharmaceutical market, certain new products are the result of changes in product status from "prescription only" (Rx) to OTC (non-prescription). These "Rx switch" products require approval by the United States Food and Drug Administration (FDA) through either its Abbreviated New Drug Application (ANDA) process or its New Drug Application (NDA) process. As part of its strategy, the Company relies on both internal development and strategic product development agreements with outside sources.

The Company is committed to consistently providing its customers with high quality products that adhere to "Current Good Manufacturing Practices" (cGMP) promulgated by the FDA. Substantially all products are developed using ingredients and formulas comparable to those of national brand products. Packaging is designed to make the product visually appealing to the consumer.

The Company seeks to establish customer loyalty through superior customer service by providing a comprehensive assortment of high quality, value priced products; timely processing, shipment and delivery of orders; assistance in managing customer inventories and support in managing and building the customer's store brand business. The Company also seeks to establish customer loyalty by providing marketing support that is directed at developing customized marketing programs for the customers' store brand products. The primary objective of this store brand management approach is to enable customers to increase sales of their own store brand products by communicating store brand quality and value to the consumer. The Company's sales and marketing personnel assist customers in the development and introduction of new store brand products and the promotion of customers' ongoing store brand products by performing consumer research, providing market information and establishing individualized promotions and marketing programs.

The Company currently markets approximately 1,150 store brand products to approximately 130 customers. The Company includes as separate products multiple sizes, flavors and product forms of certain products. The Company also currently manufactures and markets certain products under its brand name Good Sense®.

Listed below are major consumer healthcare product categories under which the Company markets products for store brand labels; the annual retail market size for food, drug and mass merchandise retailers in the U.S., excluding Wal-Mart and those classified as club stores and dollar stores, according to Information Resources Inc.; and the names of certain national brands against which the Company's products compete.

Product Categories	Retail Market Size (Billions)	Comparable National Brands
Cough/Cold/Allergy/Sinus	$3.7	Advil® Cold & Sinus, Afrin®, Alavert®, Aleve® Cold & Sinus, Benadryl®, Claritin®, Dimetapp®, NyQuil®, DayQuil®, Robitussin®, Sudafed®, Tavist®, Triaminic®, Tylenol®
Analgesics	$2.1	Advil®, Aleve®, Bayer®, Excedrin®, Motrin®, Tylenol®
Gastrointestinal	$2.1	Citrucel®, Correctol®, Ex-Lax®, Fibercon®, Imodium A-D®, Maalox®, Mylanta®, Pepcid® AC, Pepto Bismol®, Phillips®, Tagamet HB®, Tums®, Zantac® 75
Vitamins/Nutritional Supplements	$2.8	Centrum®, Flintstones®, One-A-Day®, Caltrate®, Osteo Bi-Flex®, Ensure®

Customers of the Consumer Healthcare segment are major national and regional retail drug, supermarket and mass merchandise chains such as Wal-Mart, CVS, Walgreens, Kroger, Safeway, Dollar General, Sam's Club and Costco and major wholesalers such as McKesson and Supervalu.

The Consumer Healthcare segment employs its own sales force to service larger customers and uses industry brokers for some retailers. Field sales employees, with support from marketing and customer service, are assigned to specific customers in order to understand and work most effectively with the customer. They assist in developing in-store marketing programs and optimizing communication of customers' needs to the rest of the Company. Industry brokers provide a distribution channel for some products, primarily those marketed under the Good Sense® label.

In contrast to national brand manufacturers who incur considerable advertising and marketing expenditures that are directly targeted to the end consumer, the Consumer Healthcare segment's primary marketing efforts are channeled through its customers, the retailers and wholesalers, and reach the consumer through in-store marketing programs. These programs are intended to increase visibility of store brand products and to invite comparisons to national brand products in order to communicate store brand value to the consumer. Merchandising vehicles such as floor displays, bonus sizes, coupons, rebates, store signs and promotional packs are incorporated into customers' programs. Because the retailer profit margin for store brand products is generally higher than for national brand products, retailers and wholesalers often commit funds for additional promotions. The Company's marketing efforts are also directed at new product introductions and conversions and providing market research data. Market analysis and research is used to monitor trends for products and categories and develop category management recommendations.

New Product Introductions and Drug Application Approvals

The Company launched several new products in fiscal 2006, most notably nicotine polacrilex lozenges, bismuth cherry liquid and several acetaminophen (APAP) products: APAP extended-release caplets, APAP 8-hour caplets and APAP 500mg cool caplets comparable to the national brands Commit®, Pepto Bismol Cherry®, Tylenol Arthritis®, Tylenol 8-Hour® and Tylenol Cool Caplets®, respectively. Net sales related to new products were approximately $77,000 for fiscal 2006, $38,000 for fiscal 2005 and $70,000 for fiscal 2004. A product is considered new if it was added to the Company's product lines in the most recent 18 months that net sales are recorded.

In fiscal 2006, the Company received approval from the FDA for 6 OTC drug applications. The applications were for the following products: nicotine polacrilex coated gum 2mg and 4mg, nicotine polacrilex lozenge 2mg and 4mg, APAP extended release tablets and ibuprofen 200mg tablet. The Company has 2 OTC drug applications currently pending approval with the FDA.

Competition

The market for OTC pharmaceutical and nutritional products is highly competitive. Competition is based primarily on price, quality and assortment of products, customer service, marketing support and availability of new products. The Company believes it competes favorably in these areas.

The Company's competition in store brand products consists of several publicly traded and privately owned companies. The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. Some of the Company's competitors are AccuMed Inc., Actavis Group hf., Guardian Drug Company, Leiner Health Products Inc., LNK International Inc., NBTY Inc. and Taro Pharmaceutical Industries Ltd. The Company's store brand products also compete with nationally advertised brand name products. Most of the national brand companies have financial resources substantially greater than those of the Company. National brand companies could in the future manufacture store brand products or lower prices of national brand products. Additionally, competition is growing from generic prescription drug manufacturers that may market products that have switched or are switching from Rx to OTC status or products that require FDA approval. The Company competes in the nutritional area with a number of publicly traded and privately owned companies, some of which have broader product lines and larger sales volumes than the Company does.

PRESCRIPTION (Rx) PHARMACEUTICALS

The primary activity of the Rx Pharmaceuticals segment is the development, manufacture and sale of generic prescription drug products, generally for the U.S. market.

Significant Developments

Agis Acquisition

On March 17, 2005, the Company acquired all of the outstanding shares of Agis, an Israeli public company. Fiscal 2006 included the first full year of Agis results while fiscal 2005 included one quarter of Agis results.

Product Recall

In September 2005, the Company initiated a voluntary retail-level recall of all affected lots of mesalamine rectal suspension, an anti-inflammatory agent used to treat mild to moderate ulcerative colitis, following reports of leakage related to the bottle closure cap. The recall was not safety related and there have been no reports of injury or illness related to the leakage of this product. The cost to write off the Company's on-hand inventories and the cost of return and disposal are estimated to be $2,750.

Collaboration Agreement

The Company has entered into an agreement with another pharmaceutical company pursuant to which the two companies will collaborate on the development and manufacture of two drug products. Revenues related to this agreement had a significant positive impact on gross profit in the second half of fiscal 2006 and are expected to continue to contribute significantly to gross profit in fiscal 2007.

Business

The Company develops, manufactures and markets generic topical prescription pharmaceuticals at its New York and Israel facilities and non-topicals at its Michigan facilities. The Company focuses on topical generics, suppositories and unit dosages. The topical generics include creams, ointments, lotions, gels and solutions. The Company's current development areas include other delivery systems such as nasal sprays, foams and transdermal devices. Other areas of expertise include the production capabilities for various dosage forms such as tablets, capsules and liquids. Pharmaceuticals are manufactured, labeled and packaged in facilities that comply with strict regulatory standards while also meeting customers' stringent requirements.

The Company currently markets approximately 150 generic prescription products to approximately 100 customers. The Company includes as separate products multiple sizes and product forms of certain products. The Company holds the ANDA or NDA for the drugs that it manufactures, or may enter into an arrangement with the application holder for the manufacture and/or marketing of certain products. Listed below are the major products that the Company manufactures and/or distributes:

Generic Name	Competitive Brand Name Drug
Ammonium lactate cream and lotion	Lac-Hydrin®
Clindamycin phosphate solution	CleocinT®
Econazole nitrate cream	Spectazole®
Erythromycin and benzoyl peroxide gel	Benzamycin®
Fluticasone ointment and cream	Cutivate®
Halobetasol ointment and cream	Ultravate®
Ibuprofen oral suspension	Motrin®
Ketoconazole shampoo	Nizoral®
Mesalamine rectal suspension enema	Rowasa®
Mometasone cream, ointment and lotion	Elocon®
Mupirocin ointment	Bactroban®
Permethrin cream	Elimite®
Selenium sulfide shampoo	Selsun®
Terconazole suppositories	Terazol 3®
Tretinoin cream and gel	Retin-A®

The Company's U.S. based customers are major wholesalers such as Cardinal Health, McKesson and AmerisourceBergen, as well as national and regional retail drug, supermarket and mass merchandise chains, such as Wal-Mart, CVS, Rite Aid, Walgreens, Kroger, Safeway and Brooks Eckerd. Generic prescription drugs are sold to the consumer through the pharmacy counter of predominantly the same retail outlets as OTC pharmaceuticals and nutritional products.

New Product Introductions and Drug Application Approvals

The Company recently launched several new generic prescription products, including tretinoin cream and gel, desoximetasone gel, ciclopirox olamine cream, terconazole suppositories, ibuprofen tablets (400mg/600mg/800mg), naproxen tablets (250mg/375mg/500mg) and glimepiride tablets (1mg/2mg/4mg), which are generic equivalents to the Retin-A®, Topicort®, Loprox®, Terazol 3®, Motrin®, Naprosyn® and Amaryl® brand products, respectively. Net sales related to new products were approximately $11,000 for fiscal 2006.

In fiscal 2006, the Company received approval from the FDA for four generic prescription drug applications. The applications were for the following products: desoximetasone gel, ciclopirox olamine cream, terconazole suppositories and ibuprofen tablets (400mg/600mg/800mg). In addition, the Company received tentative or final approvals through partnerships with third parties for four ANDA approvals: sertraline hydrochloride tablets (25mg/50mg/100mg), ondansetron hydrochloride IR tablets (4mg/8mg/16mg/24mg), amlodipine besylate tablets (2.5mg/5mg/10mg) and glimepiride tablets (1mg/2mg/4mg). The Company, on its own or in conjunction with a partner, has 14 generic Rx drug applications currently pending approval with the FDA.

Competition

The market for generic prescription drugs is subject to intense competition from other generic drug manufacturers, brand-name pharmaceutical companies launching their own generic version of a branded product (known as an authorized generic), manufacturers of branded drug products that continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. Amongst the Company's competitors in the topical generics market are Alpharma, Fougera, Glades Pharmaceuticals, Glenmark Pharmaceuticals, Paddock Laboratories, Taro Pharmaceuticals, Teva Pharmaceutical, and Triax Pharmaceuticals, as well as brand-name pharmaceutical companies where the Company offers a generic equivalent. In other product lines, such as oral dosage forms, competitors include Actavis U.S., Apotex, Aurobindo Pharma, Caraco Pharmaceutical Laboratories, Cobalt Pharmaceuticals, Corepharma, Dr. Reddys Laboratories, Par Pharmaceutical, Mylan Laboratories, Pliva, Roxane Laboratories, Sandoz International, Taro Pharmaceutical, Teva Pharmaceutical, and Watson Laboratories, as well as brand-name pharmaceutical companies where the Company offers a generic equivalent. The Company believes that one of its primary competitive advantages is the ability to introduce difficult to develop and/or manufacture generic equivalents to brand-name drug products, particularly topical products. Generally, these products are exposed to less competition once their relevant patents are no longer enforceable. In addition, the Company believes it has a competitive advantage in price, prompt delivery, efficiency, customer service and reputation.

Price competition from additional generic versions of the same product, as well as potential price competition from the original branded product, may result in significant reductions in sales and profit margins over time. In addition, competitors may also develop their products more rapidly or complete the regulatory approval process sooner and market their products earlier than the Company. New drugs and future developments in improved and/or advanced drug delivery technologies or other therapeutic techniques may provide therapeutic or cost advantages to competing products.

Many brand-name competitors try to prevent, discourage or delay the use of generic equivalents through various measures, including introduction of new branded products, legislative initiatives, changing dosage form or dosing regimen just prior to introduction of a generic equivalent, regulatory processes, filing new patents or patent extensions, litigation, citizens' petitions and negative publicity. In addition, brand name companies sometimes launch, either through an affiliate or licensing arrangements with another company, an authorized generic at or near the time that the first generic product is launched depriving the marketer of that generic product of the exclusivity intended by the Hatch-Waxman Amendments to the Federal Food, Drug and Cosmetic Act (Hatch-Waxman), see Information Applicable to All Reported Segments – Government Regulation – U.S. Food and Drug Administration below.

The Company's customers continue to consolidate as chain drug stores, hospitals and hospital systems, wholesalers and group purchasing organizations merge or consolidate. In addition, a number of its customers have instituted source programs limiting the number of suppliers of generic pharmaceutical products carried by that customer. As a result of these developments, heightened competition exists among generic drug producers for the business in this smaller and more selective customer base.

ACTIVE PHARMACEUTICAL INGREDIENTS (API)

The Company develops, manufactures and markets API used worldwide by the generic drug industry and branded pharmaceutical companies. Certain of these ingredients are used in its own pharmaceutical products. The manufacturing of these API occurs primarily in Israel and Germany.

Significant Developments

Agis Acquisition

Fiscal 2006 included the first full year of Agis results while fiscal 2005 included one quarter of Agis results.

Supply, Purchase and License Agreement

The Company has entered into a five-year supply, purchase and license agreement with another pharmaceutical company pursuant to which the Company will produce API. Certain intellectual property assets were sold to the other pharmaceutical company under the terms of the agreement. The Company has also entered into an agreement with that company pursuant to which the two companies will collaborate on the development and manufacture of two drug products, one of which may be an API product. Revenues related to these agreements had a significant positive impact on gross profit in the second half of fiscal 2006 and are expected to continue to contribute significantly to gross profit in fiscal 2007.

Business

API development is focused on the synthesis of less common molecules for the U.S., European and other international markets. An established position in the manufacture of API has become increasingly important to the Company as a means to be more competitive on pricing of its other product lines and to broaden its growth and profit opportunities. The Company puts primary emphasis on products that leverage the Company's competitive edge through its understanding of regulatory issues, patents, chemistry and the ability to produce difficult-to-develop products. Because of the difficulty in development of these products and the related regulatory challenges, the lead time to market a product can be long.

API customers depend on high quality supply and regulatory support, and as such the Company is focusing on rigorous quality assurance, quality control and regulatory compliance as part of its strategic positioning. The Company's quality system complies with the regulatory requirements of the FDA, the European Medicines Agency and the Australian Therapeutic Goods Administration. The Company is regularly inspected by various regulatory authorities and customers.

The Company places high priority on responding to client needs and requirements from project initiation through final production. It offers support throughout the development stage, preparation of Drug Master Files (DMF) and assistance throughout the approval process. The API segment is supported by sales offices in the U.S. and Israel and sales agents in various other countries.

The Company currently manufactures and markets to generic and branded pharmaceutical companies worldwide the following 20 API products:

- Ammonium lactate
- Cetirizine dihydrochloride
- Cilostasol
- Donepezil hydrochloride
- Fenofibrate
- Flumazenil
- Fluticasone propionate
- Granisetron hydrochloride
- Halobetasol
- Lamotrigine
- Midazolam base
- Midazolam maleate
- Mometasone furoate
- Moxonidine
- Pentoxifylline
- Rocuronium bromide
- Temozolomide
- Terbinafine hydrochloride
- Tramadol hydrochloride
- Zonisamide

New Product Introductions

The Company launched several new API in fiscal 2006, most notably rocuronium bromide and temozolomide.

Competition

The API segment operates in a highly competitive, price sensitive market. Since other manufacturers of API typically do not offer all of the same product lines or serve all of the same markets as the Company's API segment, the segment competes on a product by product basis with a number of different competitors. The Company's API business is subject to increased price competition from other manufacturers of API located mostly in India and Europe. Such competition may result in loss of API clients and/or decreased profitability in this business segment. The Company believes that its regulatory position, market reputation, client relationships and ability to manufacture hard-to-develop API provide it with a competitive advantage in the API market.

OTHER

The Other category includes two operating segments: Israel Consumer Products and Israel Pharmaceutical and Diagnostic Products. Both of these segments primarily serve the Israeli market. The Israel Consumer Products segment consists of cosmetics, toiletries and detergents, generally sold under the Company's brand names Careline®, Neca® and Natural Formula®. The Israel Pharmaceutical and Diagnostic Products segment includes the marketing and manufacturing of branded prescription drugs under long-term exclusive licenses and the importation of pharmaceutical, diagnostics and other medical products into Israel based on exclusive agreements with the manufacturers. The Company established its position in these activities through the acquisition of Agis. Neither of these operating segments individually meets the quantitative thresholds required to be a reportable segment.

INFORMATION APPLICABLE TO ALL REPORTABLE SEGMENTS

Research and Development

Research and development are key components of the Company's business strategy and are performed in various locations across the U.S. and abroad. Development for the consumer healthcare markets focuses on products comparable in formulation, quality and effectiveness to existing national brand OTC products and Rx-to-OTC switch products. Topical generic prescription drugs are developed primarily for the U.S. market. Development of API for the global market focuses on complex products with high barriers to entry. While the Company conducts a significant amount of its own research and development, it also enters into strategic alliance agreements to obtain the rights to manufacture and/or distribute new products.

Research and development spending during the year was $52,293 for fiscal 2006, $38,419 for fiscal 2005 and $27,721 for fiscal 2004. The sharp increase in fiscal 2006 was due to the inclusion of a full year of Agis results. The Company anticipates that research and development expenditures will continue at or above fiscal 2006 levels in the foreseeable future as the Company continues to cultivate its presence in the generic pharmaceutical market and to develop its internal research and development capabilities.

Trademarks and Patents

The Company owns certain trademarks and patents; however, its business as a whole is not materially dependent upon its ownership of any one trademark or patent or group of trademarks or patents.

Significant Customers

Wal-Mart accounted for 22% of consolidated net sales for fiscal 2006, 26% for fiscal 2005 and 28% for fiscal 2004. Should Wal-Mart's current relationship with the Company change adversely, the resulting loss of business would have a material adverse impact on the Company's consolidated operating results and financial position. The Company does not anticipate such a change in the foreseeable future. In addition, while no other customer individually comprises more than 10% of total net sales, the Company does have other significant customers which, if the relationship changes significantly, could have a material adverse impact on the Company's financial position and results of operations.

Manufacturing and Distribution

The Company's primary manufacturing facilities are located in the U.S. and Israel (see Item 1A. Risk Factors – Conditions in Israel for further information). The Company also has secondary manufacturing facilities located in the U.K., Mexico, Germany and China. The Company supplements its production capabilities with the purchase of product from outside sources. During fiscal 2006, the approximate average capacity utilization was 60% for the Company's U.S. facilities and 80% for its Israel facilities. The capacity of some facilities may be fully utilized at certain times due to various reasons, such as the seasonality of the cough/cold/flu season and new product launches. The Company may utilize available capacity by contract manufacturing for other companies.

The Company has logistics facilities located in the U.S., Israel, the U.K. and Mexico. Both contract freight and common carriers are used to deliver products.

Seasonality

Revenues in the Company's Consumer Healthcare segment are subject to the seasonal demands for cough/cold/flu and allergy products in its second and third fiscal quarters. Historically, the Company's sales of these products have varied from year to year based in large part on the severity and length of the cough/cold/flu season. While the Company believes that the severity and length of the cough/cold/flu season will continue to impact its sales of cough/cold/flu and allergy products, there can be no assurance that the Company's future sales of these products will necessarily follow historical patterns. Revenues for the Rx Pharmaceuticals and API segments are generally not impacted significantly by seasonal conditions.

Materials Sourcing

High quality raw materials and packaging components are essential to all of the Company's business units due to the nature of the products it manufactures. Raw materials and packaging components are generally available from multiple suppliers. The Agis acquisition provides the Company the ability to manufacture and supply certain API materials for the Rx Pharmaceuticals segment. Certain components and finished goods are purchased rather than manufactured because of temporary production limitations, FDA restrictions or economic and other factors. Supplies of certain raw materials, bulk tablets and components are limited, or are available from one or only a few suppliers. Historically, the Company has been able to react to situations that require alternate sourcing. Should alternate sourcing be required, the nature of the FDA restrictions placed on products approved through the ANDA or NDA process could substantially lengthen the approval process for an alternate source and adversely affect financial results. The Company has good, cooperative working relationships with substantially all of its suppliers and has historically been able to capitalize on economies of scale in the purchase of materials and supplies due to its volume of purchases.

Environmental

The Company is subject to various environmental laws and regulations. The Company believes that the costs for complying with such laws and regulations will not be material to the business of the Company. The Company does not have any material remediation liabilities outstanding.

Sarbanes-Oxley Act of 2002

As a public company, the Company is subject to the Sarbanes-Oxley Act of 2002 (the SOX Act). The SOX Act contains a variety of provisions affecting public companies, including but not limited to, corporate governance requirements, the Company's relationship with its auditors, evaluation of its internal disclosure controls and procedures and evaluation of its internal control over financial reporting. See Management's Report on Internal Control over Financial Reporting and Item 9A. Controls and Procedures.

Government Regulation

The manufacturing, processing, formulation, packaging, labeling, testing, storing, distributing, advertising and sale of the Company's products are subject to regulation by one or more U.S. agencies, including the FDA, the FTC, the Drug Enforcement Administration (DEA) and the Consumer Product Safety Commission (CPSC), as well as several foreign, state and local agencies in localities in which the Company's products are sold. In addition, the Company manufactures and markets certain of its products in accordance with the guidelines designated by voluntary standard setting organizations, such as the United States Pharmacopoeial Convention, Inc. (USP) and National Sanitation Foundation International (NSF). The Company believes that its policies, operations and products comply in all material respects with existing regulations.

U.S. Food and Drug Administration

The FDA has jurisdiction over the Company's marketing of ANDA, NDA and OTC monograph drug products and marketing of dietary supplements, which are regulated as foods. The FDA's jurisdiction extends to the manufacturing, testing, labeling, packaging, storage and distribution of these products.

OTC and Generic Prescription Pharmaceuticals. The majority of the Company's OTC pharmaceuticals are regulated under the OTC Monograph System and subject to certain FDA regulations. Under the OTC Monograph

System, selected OTC drugs are generally recognized as safe and effective and do not require the submission and approval of an ANDA or NDA prior to marketing. The FDA OTC Monograph System includes well-known ingredients and specifies requirements for permitted indications, required warnings and precautions, allowable combinations of ingredients and dosage levels. Drug products marketed under the OTC Monograph System must conform to specific quality and labeling requirements; however, these products generally can be developed with fewer regulatory hurdles than those products that require the filing of an ANDA or NDA. It is, in general, less costly to develop and bring to market a product produced under the OTC Monograph System. From time to time, adequate information may become available to the FDA regarding certain drug products that will allow the reclassification of those products as generally recognized as safe and effective and not misbranded and, therefore, no longer requiring the approval of an ANDA or NDA prior to marketing. For this reason, there may be increased competition and lower profitability related to a particular product should it be reclassified to the OTC Monograph System. In addition, regulations may change from time to time, requiring formulation, packaging or labeling changes for certain products.

The Company also markets generic prescription drugs and other products that have switched from prescription to OTC status. These products require approval by the FDA through its ANDA or NDA processes before they can be commercialized. Based on current FDA regulations, ANDAs and NDAs provide information on chemistry, manufacturing and control issues, bioequivalence and labeling. The ANDA process generally requires less time and expense for FDA approval than the NDA process. For approval of an ANDA, the Company must demonstrate that the product is bioequivalent to a marketed product that has previously been approved by the FDA and that the Company's manufacturing process meets FDA standards. This approval process for an ANDA may require that bioequivalence and/or efficacy studies be performed using a small number of subjects in a controlled clinical environment and for certain topical generic products, full clinical studies. Approval time currently averages seventeen months from the date the ANDA is submitted. Changes to a product marketed under an ANDA or NDA are governed by specific FDA regulations and guidelines that define when proposed changes, if approved by the FDA, can be implemented.

Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments to the Federal Food, Drug and Cosmetic Act), a company submitting an NDA can obtain a three-year period of marketing exclusivity for a Rx product or a Rx to OTC switch product if the company does a clinical study that is essential to FDA approval of the NDA. This exclusivity could prevent other companies from obtaining approval of any ANDAs or certain other pending applications for the product. Unless the Company establishes relationships with the companies having exclusive marketing rights, or the Company conducts its own clinical trials, the Company's ability to market Rx to OTC switch products and offer its customers products comparable to the national brand products could be delayed if the three-year exclusivity is granted to the initiating company. There can be no assurance that, in the event that the Company applies for FDA approvals, the Company will obtain the approvals to market Rx or Rx to OTC switch products or, alternatively, that the Company will be able to obtain these products from other manufacturers.

Under the FDA Modernization Act of 1997, a manufacturer may obtain an additional six months (which, under certain circumstances, may be extended to one year) of exclusivity if the innovator conducts pediatric studies on the product. This exclusivity will, in certain instances, delay FDA approval and the sales by the Company of certain ANDA and other products.

If the Company is first to file its ANDA and meets certain requirements relating to the patents owned or licensed by the brand company, the Company may be entitled to a 180-day generic exclusivity for that product. When a company submits an ANDA, the company is required to include a patent certification to certain patents that cover the innovator product. If the ANDA applicant challenges the validity of the innovator's patent or certifies that its product does not infringe the patent, the product innovator may sue for infringement. The legal action would not result in material damages but could result in the Company being prevented from introducing the product if it is not successful in the legal action. The Company would, however, incur the cost of defending the legal action and that action could have the effect of triggering a statutorily mandated delay in FDA approval of the ANDA for a period of up to 30 months. In addition, if exclusivity is granted to the Company, there can be no assurance that the Company will be able to market the product at the beginning of the exclusivity period or that the exclusivity will not be shared with other generic companies, including authorized generics. As a result of events that are outside of the Company's control, it may forfeit its exclusivity. Finally, if the Company is not first to file its ANDA, the FDA may grant 180-day exclusivity to another company, thereby effectively delaying the launch of the Company's product.

All facilities where Rx and OTC drugs are manufactured, tested, packaged, stored or distributed must comply with FDA cGMPs. All of the Company's ANDA, NDA and OTC drug products are manufactured, tested, packaged, stored and distributed according to cGMP regulations. The FDA performs periodic audits to ensure that the Company's facilities remain in compliance with all appropriate regulations. The failure of a facility to be in compliance may lead to a breach of representations made to store brand customers or to regulatory action against the products made in that facility, including seizure, injunction or recall.

The Company submits a DMF for active pharmaceutical ingredients to be commercialized in the U.S. The DMF filing provides an efficient mechanism for the FDA review while protecting the Company's proprietary information related to the manufacturing process. The manufacturing facilities are inspected by the FDA to assess cGMP compliance. The manufacturing facilities and production procedures utilized at the manufacturing facilities must meet FDA standards before products may be exported to the U.S. For European markets, the Company submits a European DMF and, where applicable, obtains a certificate of suitability from the European Directorate for the Quality of Medicines.

The Company is subject to the requirements of the federal Controlled Substances Act, as amended by the Comprehensive Methamphetamine Control Act of 1996, a law designed to allow the DEA to monitor transactions involving chemicals that may be used illegally in the production of methamphetamine. The Comprehensive Methamphetamine Control Act of 1996 establishes certain registration and recordkeeping requirements for manufacturers of OTC cold, allergy, asthma and diet medicines that contain ephedrine, pseudoephedrine or phenylpropanolamine (PPA). While certain of the Company's OTC drug products contain pseudoephedrine, which is a common ingredient in decongestant products, the Company's U.S. products contain neither ephedrine nor PPA.

The Company is subject to the requirements of the Patriot Act, which included the Combat Methamphetamine Epidemic Act of 2005 (the Act). Among the various provisions, this national legislation places certain restrictions on the purchase and sale of all products that contain ephedrine, pseudoephedrine, or phenylpropanolamine (List I Chemical Products). Effective April 7, 2006, the Act imposed quotas on manufacturers and imposed daily restrictions on the amount of List I Chemical Products a retailer may sell to a consumer (3.6 grams per day) and limitations on the amount of List I Chemical Products a consumer may purchase (9.0 grams) over a 30-day period. Further, effective September 30, 2006, the Act requires that (a) retail sellers place all List I Chemical Products behind the counter and maintain a logbook that tracks the sales of List I Chemical Products to individuals, and (b) purchasers provide valid identification in order to purchase List I Chemical Products. Many states have also enacted legislation regulating the manufacture, distribution and sale of pseudoephedrine-containing products and the Company is subject to these requirements as well.

Dietary Supplements. The Dietary Supplement Health and Education Act of 1994 (DSHEA) amended the Federal Food, Drug and Cosmetic Act to, among other things: (1) define dietary supplements and dietary ingredients, (2) require ingredient and nutrition labeling for dietary supplements, (3) permit "structure/function" statements for dietary supplements and (4) permit the display of certain published literature where supplements are sold. Although dietary supplements are regulated as foods, the FDA is prohibited from regulating the dietary ingredients in supplements as food additives. The FDA is generally prohibited from regulating dietary supplements as drugs unless the supplements bear drug or disease claims.

DSHEA requires that the FDA be notified at least 75 days in advance of the introduction of a dietary supplement that contains a dietary ingredient that was neither marketed prior to October 15, 1994 nor is present in the food supply in a form where the food has not been chemically altered. The notification must provide information establishing that the dietary supplement containing the dietary ingredient will reasonably be expected to be safe.

DSHEA provides for specific nutrition labeling requirements for dietary supplements that are slightly different than those for conventional foods. All supplements must bear a "Supplement Facts" box, which must list all of the supplement's dietary ingredients using nomenclature as specified in FDA regulations. DSHEA also permits dietary supplements to bear statements (1) claiming a benefit related to a classical nutrient deficiency disease, provided the prevalence of the disease in the U.S. is disclosed, (2) describing the role of a nutrient or dietary ingredient intended to affect the structure or function in humans, (3) characterizing the documented mechanism by which a nutrient or dietary ingredient acts to maintain such structure or function and (4) describing general well-being from consumption of a nutrient or dietary ingredient.

The Company is subject to a Final Rule published by the FDA clarifying the types of statements permissible in dietary supplement labeling. The statements cannot state expressly or implicitly that a dietary supplement has any effect on a "disease," which the FDA defines in the Final Rule. However, dietary supplements may bear certain statements from several OTC drug monographs (e.g., relief of occasional sleeplessness).

As with foods in general, dietary supplement labeling may include a "health claim," which characterizes the role of a nutrient to a disease or health-related condition. There are three types of health claims: (1) health claims authorized by FDA regulations based on significant scientific agreement among qualified scientific experts, (2) health claims based on an authoritative statement of a scientific body of the U.S. Government or National Academy of Sciences and not objected to by the FDA and (3) "qualified health claims," which are a result of litigation and which may be made with a lower level of substantiation, provided that the FDA does not object to the claims. In each case, the health claim must be submitted to the FDA before it may be used.

The FDA has proposed regulations for cGMP requirements for dietary supplements. Although the Company cannot predict the specific content of the final cGMPs or the timing of issuance, it believes the changes will have minimal impact on its business. Until the final dietary supplement cGMPs are in place, the Company is following the USP manufacturing practice requirements for nutritional supplements in addition to the FDA cGMP requirements for conventional foods.

The Company cannot determine what effect the FDA's future regulations will have on its business. Future regulations could, among other things, require expanded documentation of the properties of certain products or scientific substantiation regarding ingredients, product claims or safety. In addition, the Company cannot predict whether new legislation regulating the Company's activities will be enacted or what effect any legislation would have on the Company's business.

Center for Medicare and Medicaid Services

The Center for Medicare and Medicaid Services (Center) is responsible for enforcing legal requirements governing rebate agreements between the federal government and pharmaceutical manufacturers. Drug manufacturers' agreements with the Center provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: for generic drugs marketed under ANDAs covered by a state Medicaid program, manufacturers are required to rebate 11% of the average manufacturer price (net of cash discounts and certain other reductions); for products marketed under NDAs, manufacturers are required to rebate the greater of 15.1% of the average manufacturer price (net of cash discounts and certain other reductions) or the difference between such average manufacturer price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. The Company has such a rebate agreement in effect with the federal government. Federal and/or state governments have and are expected to continue to enact measures aimed at reducing the cost of drugs to the public, including the enactment in December 2003 of Medicare legislation that expanded the scope of Medicare coverage for drugs over the course of 2004 and 2005. Management cannot predict the nature of such measures or their impact on its profitability. Various states have in recent years adopted supplemental drug rebate programs that are intended to provide the individual states with additional manufacturer rebates that cover patient populations that are not otherwise included in the traditional Medicaid drug benefit coverage. These supplemental rebate programs are generally designed to mimic the federal drug rebate program in terms of how the manufacturer rebates are calculated, e.g., as a percent of average manufacturer price. Although there are a number of supplemental rebate programs, they are insignificant in the aggregate compared to quarterly Medicaid drug rebate obligations.

Consumer Product Safety Commission

Under the Poison Prevention Packaging Act, the CPSC has authority to designate that dietary supplements and pharmaceuticals require child resistant closures to help reduce the incidence of accidental poisonings. The CPSC has published regulations requiring iron-containing dietary supplements and numerous pharmaceuticals to have these closures and established rules for testing the effectiveness of child resistant closures and for ensuring senior adult effectiveness.

United States Federal Trade Commission

The FTC exercises primary jurisdiction over the advertising and other promotional practices of marketers of dietary supplements and OTC pharmaceuticals and often works with the FDA regarding these practices. The FTC considers whether a product's claims are substantiated, truthful and not misleading. The FTC is also responsible for reviewing significant mergers between pharmaceutical companies and investigating certain business practices relevant to the healthcare industry. For example, in accordance with the Medicare Prescription Drug Improvement and Modernization Act of 2003, agreements between NDA and ANDA holders relating to settlements of patent litigation involving paragraph IV of Hatch-Waxman, as well as agreements between generic applicants that have submitted ANDAs containing paragraph IV certifications where the agreement concerns either company's 180-day exclusivity, must be submitted to the FTC (and the United States Department of Justice) for review. The FTC could challenge these business practices in administrative or judicial proceedings.

State Regulation

All states regulate foods and drugs under laws that generally parallel federal statutes. The Company is also subject to other state consumer health and safety regulations which could have a potential impact on the Company's business if the Company is ever found to be non-compliant. Additionally, logistics facilities that distribute generic prescription drugs are required to be registered within each state. License requirements and fees vary by state.

United States Pharmacopoeial Convention

The USP is a non-governmental, voluntary standard-setting organization. Its drug monographs and standards are incorporated by reference into the Federal Food, Drug and Cosmetic Act as the standards that must be met for the listed drugs, unless compliance with those standards is specifically disclaimed. USP standards exist for most Rx and OTC pharmaceuticals and many nutritional supplements. The FDA typically requires USP compliance as part of cGMP compliance.

National Sanitation Foundation International

NSF is an independent, not-for-profit, non-governmental organization providing risk management services for public health and safety. Its services include standards development, product certification, safety audits, management systems registration and education programs. NSF is accredited by the American National Standards Institute, the Occupational Safety and Health Administration and the Standard Council of Canada. These accreditations attest to the competency of services provided by NSF and compliance with established national and international standards for third-party certification.

The NSF Good Manufacturing Practices Dietary Supplement Program enables manufacturers to become independently registered by NSF as conforming to guidelines that provide a system of processes, procedures and documentation to assure the product produced has the strength, composition, quality and purity represented on the product label. The Company's nutritional facility has earned NSF GMP registration and also has approximately 100 store brand products certified under NSF/ANSI Standard 173 for dietary supplement products.

Foreign Regulation

The Company manufactures, packages and distributes OTC pharmaceuticals and nutritional products in the U.K. and provides contract manufacturing and packaging services for major pharmaceutical and healthcare companies in the U.K. and for export to markets outside the U.K. The manufacturing, processing, formulation, packaging, testing, labeling, advertising and sale of these products are subject to regulation by one or more U.K. agencies, including the Medicines and Healthcare Products Regulatory Agency, the Department of Health, the Department of the Environment, Her Majesty's Customs and Excise, the Department of Trade and Industry, the Health and Safety Executive and the Department of Transport.

The Company manufactures, packages and distributes Rx pharmaceutical, OTC pharmaceutical and nutritional products in Mexico. The manufacturing, processing, formulation, packaging, labeling, testing, advertising and sale of these products are subject to regulation by one or more Mexican agencies, including the Health Ministry, the Commercial and Industrial Secretariat, the Federal Work's Secretariat, the Environmental Natural Resources and Fishing Secretariat, the Federal Environmental Protection Ministry, and the Treasury and Public Credit Secretariat and its Customs Government department.

The Company exports OTC pharmaceutical and nutritional products to foreign countries. Government regulations for exporting these products are covered by the FDA and where appropriate, DEA laws, as well as each individual country's requirement for importation of such products. Each country requires approval of these products through a registration process by that country's regulatory agencies. These registrations govern the process, formula, packaging, testing, labeling, advertising and sale of the Company's products and regulate what is required and what may be represented to the public on labeling and promotional material. Approval for the sale of the Company's products by foreign regulatory agencies may be subject to delays.

In Europe and Israel, the manufacture and sale of pharmaceutical products are regulated in a manner similar in many respects to that in the U.S. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or manufactured and marketed other than in accordance with registration conditions. Data exclusivity provisions exist in many countries, including in the European Union, where these provisions were recently extended, although the application is not uniform. Similar provisions may be adopted by additional countries, including Israel, where legislation has been proposed. In general, these exclusivity provisions prevent the approval and/or submission of generic drug applications to the health authorities for a fixed period of time following the first approval of the brand name product in that country. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the submission of generic drug applications for some products even after the patent protection has expired.

Conditions in Israel

The Company's Israeli operations, which include manufacturing and research and development, are subject to Israeli law. Political, economic and military conditions in Israel directly affect the Company's operations and the Company could be adversely affected by hostilities involving Israel or a significant recession or downturn in the economic or financial condition of Israel. See Item 1A Risk Factors - Conditions in Israel for further information.

Employees

As of July 1, 2006, the Company had 5,969 full-time and temporary employees worldwide, who are located as follows:

Country	Total Number of Employees	Number of Employees Covered by Collective Bargaining Agreements
U.S.	3,186	189
Israel	1,574	176
U.K.	632	-
Mexico	501	194
Germany	76	70

Item 1A. Risk Factors.

Fluctuation in Quarterly Results

The Company's quarterly operating results depend on a variety of factors including, but not limited to, the severity, length and timing of the cough/cold/flu season, the timing of new product approvals and introductions by the Company and its competitors, price competition, the magnitude and timing of research and development investments, changes in the levels of inventories maintained by the Company's customers and the timing of retailer promotional programs. Restrictions on the sale of pseudoephedrine containing products are likely to have an adverse impact on sales of the Company's cough/cold/flu and allergy products in fiscal 2007, which may affect the typical seasonal sales patterns of these products. Accordingly, the Company may be subject to significant and unanticipated quarter-to-quarter fluctuations.

Potential Volatility of Stock Price

The market price of the Company's common stock has been, and could be, subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, adverse circumstances affecting the introduction or market acceptance of new products, failure to meet published estimates of or changes in earnings estimates by securities analysts, announcements of new products or enhancements by competitors, receipt of regulatory approvals by competitors, sales of common stock by existing holders, loss of key personnel, market conditions in the industry, shortages of key product inventory components and general economic conditions.

Commercialization of New Products / Research and Development

The Company's future results of operations depend, to a significant degree, upon its ability to successfully commercialize additional generic drugs and/or innovative pharmaceuticals and API. The Company must develop, test and manufacture generic prescription products as well as prove that its generic prescription products are the bioequivalent of their branded counterparts, which requires bioequivalency studies or even more expensive clinical trials in the case of topical products. OTC drugs may require bioequivalency studies as well. All major products must meet regulatory standards and receive regulatory approvals. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Products currently under development, if and when fully developed and tested, may not perform as expected, necessary regulatory approvals may not be obtained in a timely manner, if at all, and the Company may not be able to successfully and profitably produce and market such products. Delays in any part of the process or the Company's inability to obtain regulatory approval of its products (including products developed by others to which the Company has exclusive marketing rights) could adversely affect operating results by restricting or delaying its introduction of new products. Even upon the successful development of a product, the Company's customer's failure to launch a product could adversely affect operating results. Continuous introductions of new products and product categories are critical to the Company's business. Product margins may decline over time due to the product's aging life cycle, changes in consumer choice or developments in drug delivery technology. Therefore, new product introductions are necessary for maintenance of the Company's current financial condition and introductions of products not previously marketed by the Company provide opportunities for financial growth.

The Company's investment in research and development is expected to be at or above historical levels due to the Company's ongoing expansion into the manufacture and sale of generic prescription drugs as well as the high cost of developing and becoming a qualified manufacturer of new products that are switching from prescription to OTC status. The ability to attract scientists proficient in emerging delivery forms and/or contracting with a third party innovator in order to generate new products of this type is a critical element of the Company's long-term plans. Should the Company fail to attract qualified employees or enter into reasonable agreements with third party innovators, long-term sales growth and profit would be adversely impacted.

Manufacturing Facilities

The Company's U.S. operations are concentrated in Allegan, Michigan; Greenville, South Carolina and the Bronx, New York. Approximately 65% of the Company's revenues are related to these manufacturing facilities. The Company has concentrated manufacturing facilities in Israel which comprise approximately 13% of the Company's revenues. A significant disruption resulting from, but not limited to, fire, tornado, storm, material supply, insufficient quality, or flu pandemic at any of the Company's facilities could impair its ability to develop, produce and/or ship products on a timely basis, which could have a material adverse effect on the Company's business, financial position and operating results.

Regulatory Environment

Several U.S. and foreign agencies regulate the manufacturing, processing, formulation, packaging, labeling, testing, storing, distribution, advertising and sale of the Company's products. Various state and local agencies also regulate these activities. In addition, the Company manufactures and markets certain of its products in accordance with the guidelines established by voluntary standard organizations. Should the Company fail to adequately conform to these regulations and guidelines, there may be a significant adverse impact on the operating results of the Company. In particular, packaging or labeling changes mandated by the FDA can have a material adverse impact on the results of operations of the Company. Required changes could be related to safety or effectiveness issues. The Company believes that it has a good relationship with the FDA, which it intends to maintain. If these relationships should deteriorate, however, the Company's ability to bring new and current products to market could be impeded. See Item 1. Business – Government Regulation.

In addition, the FDA's policy regarding the award of a 180-day market exclusivity period to generic manufacturers who successfully challenge patents relating to specific products continues to be the subject of extensive litigation in the U.S. The FDA's current interpretation of Hatch-Waxman is to award 180 days of exclusivity to the first generic manufacturer who files a successful paragraph IV certification under Hatch-Waxman challenging the patent of the branded product, regardless of whether the manufacturer was sued for patent infringement. Although the FDA's interpretation may benefit some of the products in the Company's pipeline, it may adversely affect others. The Medicare Prescription Drug Improvement and Modernization Act of 2003 provides that the 180-day market exclusivity period provided under Hatch-Waxman is triggered by the commercial marketing of the product. However, the Medicare Prescription Drug Act also contains forfeiture provisions which, if met, will deprive the first paragraph IV filer of exclusivity. Additionally, the manufacturer of the branded product may launch a generic version of its own drug, known as an authorized generic. Under certain circumstances, the Company may not be able to fully exploit its 180-day exclusivity period resulting from it being the first filer.

Store Brand Product Growth

The future growth of domestic store brand products will be influenced by general economic conditions, which can influence consumers to switch to store brand products, consumer perception and acceptance of the quality of the products available, the development of new products and/or product delivery forms, the market exclusivity periods awarded on prescription to OTC switch products and the Company's ability to grow its store brand market share. The Company does not advertise like the national brand companies and thus is dependent on retailer promotional spending to drive sales volume and increase market share. Growth opportunities for the products in which the Company currently has a significant store brand market share (cough/cold/flu and analgesic products) will be driven by the ability to offer new products to existing domestic customers. Branded pharmaceutical companies may use state and federal regulatory and legislative means to limit the use of brand equivalent products. Should store brand growth be limited by any of these factors, there could be a significant adverse impact on the operating results of the Company.

Competitive Issues

The markets for OTC pharmaceutical, generic pharmaceutical, API and nutritional products are highly competitive. Competition is based primarily on price, quality and assortment of products, customer service, marketing support and availability of new products. Competition also comes from national brand companies and brand pharmaceutical companies. That competition could be intensified should those companies lower prices or manufacture their own store brand or generic equivalent products. Due to the high degree of price competition, the Company has not always been able to fully pass on cost increases to its customers. The inability to pass on future cost increases, the impact of store brand competitors and the impact of national brand companies lowering prices of their products or operating in the store brand market could have a material adverse impact on financial results. In addition, since the Company sells its nutritional products through retail drug, supermarket and mass merchandise chains, it may experience increased competition in its nutritional products business through alternative channels such as health food stores, direct mail and direct sales as more consumers obtain products through these channels. Retailer reverse auctions have added a new dimension to competition as some retailers have instituted this process to obtain competitive price quotes over the world-wide web. The Company has evaluated, and will continue to evaluate, the products and product categories in which it does business. Future product line extensions, or deletions, could have a material impact on the Company's financial position or results of operations.

Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product, brands launch authorized generics and competition intensifies. To the extent that the Company succeeds in being the first to market a generic version of a significant product, the Company's sales and profit can be substantially increased in the period following the introduction of such product and prior to a competitor's introduction of the equivalent product. The Company's ability to sustain its sales and profitability on any product over time is dependent on both the number of new competitors for such product, some of whom may be significantly larger than the Company, and the timing of their approvals.

Certain competitors are choosing to consolidate in the generic pharmaceutical industry. This consolidation may create larger companies with which the Company must compete and provide further pressure to prices, development activities or customer retention. The impact of future consolidation in the industry could have a material impact on the Company's financial position or results of operations.

In addition, the Company's API business is subject to increased competition from other manufacturers of API located in developing countries such as India and Europe. Such competition may result in loss of API customers and/or decreased profitability in this business segment.

Customer Issues

The Company's largest customer, Wal-Mart, currently comprises approximately 22% of total net sales. Should Wal-Mart's current relationship with the Company change adversely, the resulting loss of business could have a material adverse impact on the Company's financial position and results of operations. In addition, while no other customer individually comprises more than 10% of total net sales, the Company does have other significant customers which, if the relationship changes significantly, could have a material adverse impact on the Company's financial position and results of operations.

Maintaining the supply relationships with the Company's customers is critical to its success. If the Company is unable to deliver to expected customer service levels, customers may choose to assess penalties, obtain alternate sources for products, withhold new product introductions and/or end the relationship with the Company. Customers may limit the level of product sourcing with the Company in protection of the customer's own interests. Any or all of these factors could have a material adverse impact on the Company's financial position and results of operations.

The impact of retailer consolidation could have an adverse impact on future sales growth. If a large customer should encounter financial difficulties, the exposure on uncollectible receivables and unusable inventory could have a material adverse impact on the Company's financial position or results of operations.

Dependence on Personnel

The Company's future success will depend in large part upon its ability to attract and retain highly skilled employees. Key functions for the Company include executive managers, operational managers, research and development scientists, information technology specialists, financial and legal specialists, regulatory professionals, quality compliance specialists and sales/marketing personnel. Should the Company be unable to attract or retain key qualified employees, future operating results may be adversely impacted.

Conditions in Israel

The Company has significant manufacturing and research and development facilities in Israel. Political, economic and military conditions in Israel directly affect the Company's operations and the Company could be adversely affected by current or future hostilities involving Israel or a significant recession or downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. The level of hostilities increased significantly in July 2006 between Israel and Hezbollah in neighboring Lebanon. As of the date of this report, the hostile operations of these groups continue in Lebanon and northern Israel and hostilities between Israel and the Palestinians have markedly increased. These hostilities have adversely affected Israel's relationship with a number of countries in the region and elsewhere, as well as its relationship with international organizations.

While none of the Company's facilities in Israel have been directly affected by the hostile operations, there can be no assurance that a further escalation of hostilities will not impact the Company's facilities. Furthermore, the Company's employees in Israel include members of the Israeli military reserves, some of whom have been called up for active duty. If a significant number of the Company's employees in Israel are called up for active duty in the military, the Company's operations in Israel may be materially adversely affected.

The recent escalation of hostilities has had a disruptive effect on Israel's economy and any international economic sanctions against Israel could further harm Israel's economy. These economic developments could have an adverse effect on the Company's Israel Consumer Products and Israel Pharmaceutical and Diagnostic Products businesses.

Furthermore, certain parties with whom the Company does business may decline to travel to Israel, which would force the Company to make alternative arrangements where necessary. The United States Department of State has issued an advisory regarding travel to Israel. As a result of the State Department's advisory, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to the Company, could result in the FDA withholding approval for new products intended to be produced at those facilities.

Although it has not yet occurred, the political and security situation in Israel may result in certain parties with whom the Company has contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts.

The Company could experience disruption of its manufacturing and research and development facilities due to terrorist acts or military actions. If terrorist acts or military actions were to result in substantial damage to the Company's facilities, business activities would be disrupted since, with respect to certain products, the Company would need to obtain prior FDA approval for a change in manufacturing site. The Company's insurance may not adequately compensate it for losses that may occur and any losses or damages incurred by the Company could have a material adverse effect on its business.

Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. The Company is also precluded from marketing its products to certain of these countries due to U.S. and Israeli regulatory restrictions. Because none of the Company's revenue is currently derived from sales to these countries, the Company believes that the boycott has not had a material adverse effect on its current operations. However, continuation, extension of the boycott or implementation of additional restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of the Company's business.

Healthcare and Legal Reforms

Increasing expenditures for healthcare have been the subject of considerable public attention in Israel, North America and many European countries. Both private and governmental entities are seeking ways to reduce or contain healthcare costs. In many countries in which the Company currently operates, pharmaceutical prices are subject to regulation. In the U.S., numerous proposals that would effect changes in the U.S. healthcare system and the pharmaceutical industry have been introduced or proposed in Congress and in some state legislatures that could include, but not be limited to, intellectual property, regulatory, antitrust, drug pricing and products liability issues. Similar activities are taking place throughout Europe. As a result of governmental budgetary constraints, the Israel Ministry of Health and the major Israeli health funds have sought to further reduce healthcare costs by, among other things, applying continuous pressure to reduce pharmaceutical prices and inventory levels. The Company cannot predict the nature of the measures that may be adopted, how they will be interpreted by the courts or the administrative agencies charged with enforcing them or their impact on the marketing, pricing and demand for its products.

Pseudoephedrine – Retail Sales Controls

The Company continued to be impacted by the legislative and market changes related to products containing pseudoephedrine, which have resulted from concerns over the diversion and misuse of pseudoephedrine in the production of methamphetamine, an illegal drug. Sales of these products in fiscal 2006 were approximately $90,000 lower than year-to-date fiscal 2005. The Company monitors this issue continuously and, consequently, recorded an additional charge of approximately $8,800 in fiscal 2006 for estimated obsolete inventory on hand. Based on recent events in the retail market, legislative actions and the resulting lost sales, management believes that these issues will continue to have a significant adverse effect on the Company's results of operations in fiscal 2007.

On March 10, 2006, Congress enacted the Patriot Act, which included the Combat Methamphetamine Epidemic Act of 2005 (the Act). Among the various provisions, this national legislation places certain restrictions on the purchase and sale of all products that contain ephedrine, pseudoephedrine, or phenylpropanolamine (List I Chemical Products). Effective April 7, 2006, the Act imposed quotas on manufacturers and imposed daily restrictions on the amount of List I Chemical Products a retailer may sell to a consumer (3.6 grams per day) and limitations on the amount of List I Chemical Products a consumer may purchase (9.0 grams) over a thirty-day period. Further, effective September 30, 2006, the Act requires that (a) retail sellers place all List I Chemical Products behind the counter and maintain a logbook that tracks the sales of List I Chemical Products to individuals, and (b) purchasers provide valid identification in order to purchase List I Chemical Products. Many states have also imposed statutory and regulatory restrictions on the manufacture, distribution and sale of pseudoephedrine products.

For many of these products impacted by the above legislation, reformulation is underway to substitute pseudoephedrine with phenylephrine, an ingredient that cannot be used in the production of methamphetamine. The Company has launched certain substitute products. Other phenylephrine products are in various stages of development. Substitute products will become more available over time as new national brand products are marketed and as development is completed. Accordingly, these products will be phased in for sales to customers over the next several fiscal quarters. The Company cannot predict if all pseudoephedrine-containing products can be successfully reformulated with phenylephrine or if consumers will accept phenylephrine as an adequate substitute for pseudoephedrine.

Dextromethorphan

The Company manufactures several products that contain the active ingredient dextromethorphan, which is indicated for cough suppression. Dextromethorphan has come under scrutiny because of its potential to be abused. Some states have introduced legislation that, if passed, could require restricted access to dextromethorphan in finished dosage forms. Although at least one state has passed legislation restricting the bulk sale of dextromethorphan, no state legislation has yet been enacted restricting the sale of dextromethorphan in finished dosages and concentrations for use as an OTC drug. Similarly, on the federal level, legislation has been introduced (the Dextromethorphan Distribution Act of 2006) which, if passed, would allow the FDA to promulgate regulations on the sale of unfinished dextromethorphan and limit the distribution of the bulk ingredient only to those persons or entities which are registered with the FDA. Due to the recent scrutiny of dextromethorphan, it is possible that any of the states or the federal government could introduce and pass legislation imposing restrictions on the sale of dextromethorphan in finished dosage form, including but not limited to requiring a minimum age to purchase product, limiting the amount a consumer may purchase, requiring a prescription and/or placing the product in a more controlled position of sale behind the pharmacy counter of a retailer. Products containing dextromethorphan generated approximately $76,000 of the Company's revenues in fiscal 2006. The Company cannot predict whether any of the proposed legislation will be passed, or if it is passed, its impact on future revenues attributable to these products.

Product Issues – Effect of Misuse and Publicity

The Company's products are safe and effective when used in accordance with label directions. However, certain products contain ingredients that can be, and in some cases are, used for improper purposes. As previously discussed, pseudoephedrine and dextromethorphan are two of these ingredients, but others may exist. Increasingly, various efforts are employed by federal and state governments in an effort to curb this misuse, including the consideration of additional legislation or regulation that may result in further restrictive requirements for the manufacture or sale of products containing these ingredients. The Company cannot predict if or when any additional legislation or regulation will be approved. If this type of additional legislation or regulation is approved, it could have an adverse impact on the Company's results of operations.

A broad class of pain relievers known as non-steroidal anti-inflammatory drugs (NSAID), such as ibuprofen, naproxen and others, has come under scrutiny by the FDA. The FDA has requested manufacturers of NSAID provide labeling which contains a warning that the long-term, continuous use of these products may increase a consumer's cardiovascular risk. The Company has complied with the request, but cannot predict if this warning will adversely impact the future sales of these products or the Company's results of operations.

The Company believes that growth in the nutritional products business is based largely on national media attention regarding scientific research suggesting potential health benefits from regular consumption of certain vitamin and other nutritional products. There can be no assurance of future favorable scientific results and media attention, or the absence of unfavorable or inconsistent findings. In the event of future unfavorable scientific results or media attention, the Company's sales of nutritional products could be materially adversely impacted.

Patent and Trade Dress Issues

The Company's ability to bring new products to market is limited by certain patent and trade dress factors including, but not limited to, the existence of patents protecting brand products for the Consumer Healthcare, API and Rx Pharmaceuticals segments and the regulatory exclusivity periods awarded on products that have switched from prescription to OTC status. The cost and time to develop these prescription and switch products is significantly greater than the rest of the new products that the Company seeks to introduce. Moreover, the manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. The Company may have to defend against charges that it violated patents or proprietary rights of third parties. The Company's defense against charges that it infringed third party patents or proprietary rights could require the Company to incur substantial expense and to divert significant effort of its technical and management personnel. If the Company infringes on the rights of others, it could lose its right to develop or manufacture some products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, the Company cannot be certain that the necessary licenses would be available to it on terms it believes to be acceptable. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling a number of its products.

At times, the Company may seek approval to market generic prescription products before the expiration of patents for those products, based upon its belief that such patents are invalid, unenforceable or would not be infringed by its products. As a result, the Company may face significant patent litigation. Depending upon a complex analysis of a variety of legal and commercial factors, the Company may, in certain circumstances, elect to market a generic prescription product while litigation is pending, before any court decision or while an appeal of a lower court decision is pending. Should the Company elect to proceed in this manner, the Company could face substantial patent liability damages if the final court decision is adverse to it.

Protection of Intellectual Property Rights

The Company's success with certain of its products depends, in part, on its ability to protect its current and future products and to defend its intellectual property rights. If the Company fails to adequately protect its intellectual property, competitors may manufacture and market similar products. The Company has been issued patents covering certain of its products, and has filed, and expects to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the U.S. Any existing or future patents issued to or licensed by the Company may not provide it with any significant competitive advantages for its products or may even be challenged, invalidated or circumvented by competitors. In addition, such patent rights may not prevent the Company's competitors from developing, using or commercializing non-infringing products that are similar or functionally equivalent to its products.

The Company also relies on trade secrets, unpatented proprietary know-how and continuing technological innovation that it seeks to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. If these agreements are breached, the Company may not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, trade secrets and proprietary technology may otherwise become known or be independently developed by competitors or, if patents are not issued with respect to products arising from research, the Company may not be able to maintain the value of such intellectual property rights.

Legal Exposure

From time to time, the Company and/or its subsidiaries become involved in lawsuits arising from various commercial matters, including, but not limited to, competitive issues, contract issues, intellectual property matters, workers' compensation, product liability and state or federal regulatory issues. See Item 3. Legal Proceedings. Litigation tends to be unpredictable and costly. No assurance can be made that litigation will not have a material adverse effect on the Company's financial position or results of operations in the future. Similarly, judicial decisions in proceedings to which the Company is not a party may result in the setting of legal precedent that could affect the future operation of the Company's business.

Availability of Raw Materials and Supplies

High quality raw materials and packaging components are essential to all of the Company's business units due to the nature of the products it manufactures. Raw materials and packaging components are generally available from multiple suppliers. Supplies of certain raw materials, bulk tablets and finished goods purchased by the Company are limited, or are available from one or only a few suppliers. In such situations, increased prices, rationing and shortages can occur. In response to these problems the Company tries to identify alternative materials or suppliers for such raw materials, bulk tablets and finished goods. The nature of FDA restrictions placed on products approved through the ANDA or NDA process could substantially lengthen the approval process for an alternate material source. Certain material shortages and approval of alternate sources could adversely affect financial results.

International Operations

The Company sources certain key raw materials from foreign suppliers in countries that include but are not limited to Canada, China, Denmark, Germany, India and Mexico. The Company continues to increase its revenues outside the U.S. The Company's primary markets for the sale of its products outside the U.S. are Canada, Germany, Israel, Mexico and the U.K. The Company may have difficulty in international markets due, for example, to regulatory barriers, the necessity of adapting to new regulatory systems and problems related to markets with different cultural bases and political systems. Sales to customers outside the U.S. and foreign raw material purchases expose the Company to a number of risks including unexpected changes in regulatory requirements, possible difficulties in enforcing agreements, longer payment cycles, longer shipping lead-times, inefficient port operations, exchange rate fluctuations, difficulties obtaining export or import licenses, the imposition of withholding or other taxes, economic or political instability, embargoes, military hostilities or exchange controls. Should any of these risks occur, they may have a material adverse impact on the operating results of the Company.

Customs and Trade Regulation

The Company imports and exports products and raw materials from several jurisdictions around the world. This process involves Company subsidiaries and third parties operating in a number of jurisdictions with different customs and import/export regulations. The regulations are subject to change from time to time and the Company cannot predict the nature, scope or impact upon the Company's operations of these changes. The Company is subject to periodic reviews and audits by U.S. and foreign authorities responsible for administering these regulations. To the extent that the Company is unable to successfully defend itself against an audit or review, the Company may be required to pay assessments and penalties and increased duties, which may, individually or in the aggregate, negatively impact the Company's gross margins and operating results. Certain of the Company's facilities operate in a special purpose subzone established by the U.S. Department of Commerce Foreign Trade

Zone Board, which allows the Company certain tax advantages on products and raw materials shipped through these facilities. If the U.S. Department of Commerce Foreign Trade Zone Board were to revoke the subzone designation or limit its use by the Company, the Company could be subject to increased duties, which may negatively impact the Company's gross margins and operating results.

Tax Rate Implication

Income tax rate changes by governments and changes in the tax jurisdictions in which the Company operates could influence the effective tax rates for future years. Entry into new tax jurisdictions, whether domestic or international, increases the likelihood of fluctuation.

Israel – Government Grants and Tax Benefits

The Company has received grants for research and development from the Office of the Chief Scientist in Israel's Ministry of Industry and Trade. To continue to be eligible for these grants, the Company's development projects must be approved by the Chief Scientist on a case-by-case basis. If the Company's development projects are not approved by the Chief Scientist, the Company will not receive grants to fund these projects, which would increase research and development costs. The receipt of such grants subjects the Company to certain restrictions and pre-approval requirements which may be conditioned by additional royalty payments with rights to transfer of intellectual property and/or production abroad. The Company also receives tax benefits, in particular exemptions and reductions as a result of the approved enterprise status of certain existing operations in Israel. To be eligible for these tax benefits, the Company must maintain its approved enterprise status by meeting conditions, including making specified investments in fixed assets located in Israel and investing additional equity in itself and its Israeli subsidiaries and by meeting projections provided to the regulatory agencies. If the Company fails to meet these conditions in the future, the tax benefits would be canceled and the Company could be required to refund the tax benefits already received. These tax benefits may not be continued in the future at their current levels or at any level. If such benefits are reduced or eliminated in the future, the Company's results of operations will be negatively impacted.

Goodwill and Other Intangibles

The Company tests goodwill for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. Changes in these estimates may result in the recognition of an impairment loss. The Company's testing in the 2006 fiscal year resulted in no impairment charges related to goodwill. The testing performed on the Company's U.K. component within the Consumer Healthcare segment, however, indicated that while the estimated fair value exceeded the carrying value, these values were closer than they had been in previous years. The narrowing of the difference in these values increases the possibility that unfavorable changes in the future financial results of this business could result in an impairment charge in future periods.

Other intangible assets subject to amortization consist of developed product technology, distribution and license agreements, customer relationships and trademarks. For intangible assets subject to amortization, an impairment analysis is performed whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized if the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. Any significant change in market conditions and estimates or judgments used to determine expected future cash flows that indicate a reduction in carrying value may give rise to impairment in the period that the change becomes known.

Insurance Costs

The Company maintains insurance, including property, general and product liability, and directors' and officers' liability, to protect itself against potential loss exposures. To the extent that losses occur, there could be an adverse effect on the Company's financial results depending on the nature of the loss and the level of insurance coverage maintained by the Company. The Company cannot predict whether deductible or retention amounts will increase or whether coverage will be reduced in the future. From time to time, the Company may reevaluate and change the types and levels of insurance coverage that it purchases.

Exposure to Product Liability Claims

The Company, like other retailers, distributors and manufacturers of products that are ingested, is exposed to product liability claims in the event that, among other things, the use of its products results in injury. There is no assurance that product liability insurance will continue to be available to the Company at an economically reasonable cost (or at all for certain products) or that the Company's insurance will be adequate to cover liability that the Company incurs in connection with product liability claims. See Item 3. Legal Proceedings.

Capital Requirements and Liquidity

The Company maintains a broad product line to function as a primary supplier for its customers. Capital investments are driven by growth, technological advancements, cost improvement and the need for manufacturing flexibility. Estimation of future capital expenditures could vary materially due to the uncertainty of these factors. If the Company fails to stay current with the latest manufacturing and packaging technology, it may be unable to competitively support the launch of new product introductions.

The Company anticipates that cash, cash equivalents, investment securities, cash flows from operations and borrowings under its credit facilities will substantially fund working capital and capital expenditures. The Company has historically evaluated acquisition opportunities and anticipates that acquisition opportunities will continue to be identified and evaluated in the future. The historical growth of sales and profits has been significantly influenced by acquisitions. There is no assurance that future sales and profits will, or will not, be impacted by acquisition activities. The Company's current capital structure, results of operations and cash flow needs could be materially impacted by acquisitions.

Controls and Procedures

As a public company, the Company is subject to the Sarbanes-Oxley Act of 2002 which includes numerous provisions affecting corporate governance. The Company reported in Management's Report on Internal Control over Financial Reporting, as reflected in Item 8. Financial Statements and Supplementary Data in its Form 10-K, that its internal controls over financial reporting (ICFR) were not effective due to material weaknesses identified at its Israel location. The Company is in the process of implementing a new information system at the Israel location to remediate the majority of the weaknesses identified. The Company cannot be certain that it will meet its various implementation timelines or that it will be able to conclude that its ICFR is effective in its Form 10-K that will be filed for fiscal 2007.

Interest Rate Implication

The Company incurs interest expense at its foreign subsidiaries due to its use of credit facilities in the U.S., Israel, Germany, the U.K. and Mexico. These facilities may employ fixed interest rates; variable interest rates based on prime, LIBOR or EURIBOR or rates linked to consumer price indices. Interest income is related to investing cash on hand in various investments whereby the interest rate is determined on the day the investment is made. Accordingly, interest expense and income are subject to fluctuation due to the variability of interest rates and indices.

Financial Statement Estimates, Judgments and Assumptions

The consolidated financial statements included in the periodic reports that the Company files with the Securities and Exchange Commission are prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income reported. Any such changes could have a material adverse effect on the Company's financial position and operating results and could negatively affect the market price of the Company's common stock.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The following is a list of the primary facilities owned or leased by the Company and the segment(s) that are generally supported by the facility as of July 1, 2006:

Location	No. of Facilities	Approx. Square Footage Owned	Approx. Square Footage Leased	Segments
Michigan	13	2,000,000	-	Consumer Healthcare, Rx Pharmaceuticals
New York	3	-	267,000	Consumer Healthcare, Rx Pharmaceuticals
South Carolina	3	200,000	160,000	Consumer Healthcare
Braunton, U.K.	1	230,000	-	Consumer Healthcare
Swadlincote, U.K.	1	-	110,000	Consumer Healthcare
Ramos Arizpe, Mexico	3	170,000	30,000	Consumer Healthcare
Yeruham, Israel	2	1,003,000	-	Rx Pharmaceuticals, Israel Pharmaceuticals and Diagnostic Products(1), API, Israel Consumer Products(1)
B'nei-Brak, Israel	4	-	107,000	Rx Pharmaceuticals, Israel Pharmaceuticals and Diagnostic Products(1), API, Israel Consumer Products(1)
Ramat-Hovav, Israel	1	437,000	-	API
Petach-Tikva, Israel	1	216,000	-	Israel Consumer Products(1)
Wiesbaden, Germany	1	-	114,000	API

All of the facilities above provide manufacturing, logistics and offices to support the respective segment and/or location. The Company leases other minor properties for logistics and offices in the U.S., Israel, Mexico and China. The Company considers all of its properties to be well-maintained and suitable for the intended purpose of the facility.

(1) Represents operating segment included in Other category.

Item 3. Legal Proceedings. (Dollar amounts in thousands)

In August 2004, the Company reached a settlement with the FTC and states' attorneys general offices regarding a now terminated agreement between Alpharma, Inc. and the Company related to a children's ibuprofen suspension product. In connection with the Alpharma, Inc. agreement and the related FTC settlement, the Company has been named as a defendant in three suits, two of which are class actions that have been consolidated with one another (the Direct Purchaser Action), filed on behalf of Company customers (i.e., retailers), and the other consisting of four class action suits (the Indirect Purchaser Action), filed on behalf of indirect Company customers (i.e., consumers), alleging that the plaintiffs overpaid for children's ibuprofen suspension product as a result of the Company's agreement with Alpharma, Inc. On April 24, 2006, the court in the Direct Purchaser Action issued an order and final judgment approving the settlement of this matter with respect to defendants Alpharma, Inc. and the Company. The Company agreed to pay $3,000 as part of the settlement of the Direct Purchaser Action. Separately, Alpharma, Inc. and the Company entered into a settlement agreement to resolve the Indirect Purchaser Action for a combination of cash and product donations. On July 26, 2006 the court issued an order preliminarily approving the settlement of the Indirect Purchaser Action. However, the Indirect Purchaser Action settlement is subject to final court approval. The Company recorded a charge of $4,500 in the fourth quarter of fiscal 2005 as its best estimate of the combined expected cost of the settlements. While the Company believes the estimate of the charge is reasonable, the total amount of future payments related to these lawsuits cannot be assured and may be materially different than the recorded charge.

The Company is defending a few remaining individual lawsuits pending in various state and federal courts involving phenylpropanolamine (PPA), an ingredient used in the manufacture of certain OTC cough/cold and diet products. The Company discontinued using PPA in the U.S. in November 2000 at the request of the FDA. These cases allege that the plaintiff suffered injury, generally some type of stroke, from ingesting PPA-containing products. Many of these suits also name other manufacturers or retailers of PPA-containing products. These personal injury suits seek an unspecified amount of compensatory, exemplary and statutory damages. The Company maintains product liability insurance coverage for the claims asserted in these lawsuits. The Company believes that it has meritorious defenses to these lawsuits and intends to vigorously defend them. At this time, the Company cannot determine whether it will be named in additional PPA-related suits, the outcome of existing suits or the effect that PPA-related suits may have on its financial condition or operating results.

In addition to the foregoing discussion, the Company has pending certain other legal actions and claims incurred in the normal course of business. The Company believes that it has meritorious defenses to these lawsuits and/or is covered by insurance and is actively pursuing the defense thereof. The Company believes the resolution of all of these matters will not have a material adverse effect on its financial condition and results of operations as reported in the accompanying consolidated financial statements. However, depending on the amount and timing of an unfavorable resolution of these lawsuits, the Company's future results of operations or cash flow could be materially impacted in a particular period.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to the vote of security holders during the fourth quarter of fiscal 2006.

Additional Item. Executive Officers of the Registrant.

The executive officers of the Company and their ages and positions as of August 1, 2006 were:

Name	Age	Position
Moshe Arkin	53	Vice Chairman of the Board and General Manager, Perrigo Global Generics and API
Judy L. Brown	38	Executive Vice President and Chief Financial Officer
David T. Gibbons	62	Chairman of the Board, President and Chief Executive Officer
John T. Hendrickson	43	Executive Vice President and General Manager, Perrigo Consumer Healthcare
Todd W. Kingma	46	Executive Vice President, General Counsel and Secretary
Refael Lebel	49	Executive Vice President and General Manager, Perrigo Israel

Mr. Arkin was named Vice Chairman of the Board and General Manager, Perrigo Global Generics and API in March 2005. He was the principal shareholder and Chairman of the Board of Directors of Agis from its establishment in 1983 (and prior to that of its affiliated companies) until it was acquired by the Company in March 2005. He also served as Agis' Chief Executive Officer from its establishment through December 2000 and from that date to March 2005 as its President.

Ms. Brown joined the Company in September 2004 as Vice President and Corporate Controller. She was named Executive Vice President and Chief Financial Officer in July 2006. Previously, Ms. Brown held various senior positions in finance and operations at Whirlpool Corporation from 1998 to August 2004.

Mr. Gibbons was elected Chairman of the Board in August 2003. He was elected President and Chief Executive Officer in May 2000 and a director of the Company in June 2000.

Mr. Hendrickson was named Executive Vice President and General Manager, Perrigo Consumer Healthcare in August 2003. He served as Executive Vice President of Operations from October 1999 to August 2003. He is Chairman of the Board of Directors of the Consumer Healthcare Products Association and a member of the Associate Board of the National Association of Chain Drug Stores.

Mr. Kingma joined the Company in August 2003 as Vice President, General Counsel and Secretary. He was named Executive Vice President in May 2006. Previously, Mr. Kingma held various positions at Pharmacia Corporation from 1991 through August 2003. His last position with Pharmacia Corporation was Vice President and Associate General Counsel, Global Specialty Operations.

Mr. Lebel was named Executive Vice President and General Manager, Perrigo Israel in March 2005. He served as Agis' Chief Executive Officer from August 2003 to March 2005 and was its Vice President and Chief Financial Officer from January 2001 to August 2003 and Finance Manager and Controller from October 1988 to January 2001.

PART II.

(Dollar and share amounts in thousands, except per share amounts)

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock was first quoted and began trading on The NASDAQ Stock Market® on December 17, 1991 under the symbol PRGO. In association with the acquisition of Agis, the Company's common stock also began trading on the Tel Aviv Stock Exchange on March 16, 2005. As a result of The NASDAQ's recent bifurcation of its National Market into the National Global Market and the NASDAQ Global Select Market, the Company's stock is now traded on the NASDAQ Global Select Market (NASDAQ).

Set forth below are the high and low prices for the Company's common stock as reported on NASDAQ for the last eight quarters:

	Fiscal Year			
	2006		2005	
NASDAQ	High	Low	High	Low
First Quarter	$15.45	$13.25	$21.25	$16.25
Second Quarter	$15.19	$12.76	$21.76	$16.95
Third Quarter	$16.76	$14.74	$19.89	$16.06
Fourth Quarter	$17.11	$14.42	$19.59	$13.86

The number of record holders of the Company's common stock as of August 1, 2006 was 1,336.

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid dividends of $15,613, $11,935 and $9,136, or $0.168, $0.155 and $0.13 per share, during fiscal 2006, 2005 and 2004, respectively. The declaration and payment of dividends and the amount paid, if any, are subject to the discretion of the Board of Directors and depend on the earnings, financial condition, capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

On February 15, 2006, the Board of Directors approved a plan to repurchase shares of common stock with a value of up to $60,000. This plan will expire on February 17, 2007. The previous repurchase plan was approved on April 22, 2005 and expired on April 21, 2006. The Company has a 10b5-1 plan that allows brokers selected by the Company to repurchase shares on behalf of the Company at times when it would ordinarily not be in the market because of the Company's trading policies. The amount of common stock repurchased in accordance with the 10b5-1 plan on any given day is determined by the plan's formula which is generally based on the market price of the Company's stock. All common stock repurchased is retired upon purchase.

The table below lists the Company's repurchases of shares of common stock during its most recently completed quarter:

Fiscal 2006	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Value of Shares Available for Purchase
				$68,265
March 26 to April 29	103	$16.36	103	$59,702
April 30 to May 27	262	$15.53	236	$56,041
May 28 to July 1	127	$16.38	117	$54,120
Total	492		456	

(1) Private party transactions accounted for the purchase of 26 shares in the period from April 30 to May 27 and 10 shares in the period from May 28 to July 1.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to these statements included in Item 8 of this report. The consolidated statement of income data set forth below with respect to the fiscal years ended July 1, 2006, June 25, 2005 and June 26, 2004 and the consolidated balance sheet data at July 1, 2006 and June 25, 2005 are derived from and are qualified by reference to, the audited consolidated financial statements included in Item 8 of this report and should be read in conjunction with those financial statements and notes. The consolidated statement of income data for the Company set forth below with respect to the fiscal years ended June 28, 2003 and June 29, 2002 and the consolidated balance sheet data for the Company at June 26, 2004, June 28, 2003 and June 29, 2002 are derived from audited consolidated financial statements of the Company not included in this report. Certain amounts have been reclassified to conform to the current year presentation. The acquisition of Agis in March 2005 materially impacts the comparability of information contained in this table.

	Fiscal Year				
	2006[1][2]	2005[1][3]	2004[1]	2003[4]	2002[4][5]
Statement of Income Data					
Net sales	$1,366,821	$1,024,098	$898,204	$834,100	$835,063
Cost of sales	969,080	763,709	630,240	596,076	608,622
Gross profit	397,741	260,389	267,964	238,024	226,441
Operating expenses					
Distribution	27,334	18,680	15,154	15,563	16,327
Research and development	52,293	38,419	27,721	23,315	25,689
Selling and administration	197,936	140,581	122,193	117,096	112,723
Subtotal	277,563	197,680	165,068	155,974	154,739
Write-off of in-process research and development	-	386,800	-	-	-
Restructuring	8,846	6,382	-	-	7,136
Goodwill impairment	-	-	-	-	11,524
Unusual litigation	-	-	-	(3,128)	(27,891)
Total	286,409	590,862	165,068	152,846	145,508
Operating income (loss)	111,332	(330,473)	102,896	85,178	80,933
Interest, net	15,207	1,976	(1,018)	861	934
Other income, net	(9,810)	(1,756)	(2,069)	(1,941)	(2,289)
Income (loss) before income taxes	105,935	(330,693)	105,983	86,258	82,288
Income tax expense	34,535	22,290	25,416	32,210	37,498
Net income (loss)	$71,400	$(352,983)	$ 80,567	$ 54,048	$ 44,790
Earnings (loss) per share					
Basic	$0.77	$(4.57)	$1.15	$0.77	$0.61
Diluted	$0.76	$(4.57)	$1.11	$0.76	$0.60
Weighted average shares outstanding					
Basic	92,875	77,313	70,206	69,746	73,164
Diluted	94,105	77,313	72,289	71,158	74,606
Dividends declared per share	$0.168	$0.155	$0.13	$0.05	-

	July 1, 2006	June 25, 2005	June 26, 2004	June 28, 2003	June 29, 2002
Balance Sheet Data					
Cash and investment securities	$ 45,751	$ 34,468	$171,700	$ 93,827	$ 76,824
Working capital, excluding cash and investment securities	239,996	233,797	113,043	118,828	109,993
Property and equipment, net	319,358	323,801	227,641	218,778	211,044
Goodwill	152,183	150,293	35,919	35,919	35,919
Other intangible assets	132,426	147,967	4,163	150	150
Restricted cash	400,000	400,000	-	-	-
Total assets	1,750,624	1,704,976	759,094	643,970	601,375
Long-term debt	621,717	656,128	-	-	-
Shareholders' equity	640,744	590,837	536,232	448,424	418,162

(1) See Item 7 for Management's discussion of results of operations.
(2) Includes the results of operations for Agis for the twelve months ended May 31, 2006.
(3) Includes the results of operations for Agis for the three months ended May 31, 2005.
(4) Includes unusual litigation income related to settlement agreements with certain defendants of a civil antitrust lawsuit.
(5) Includes a charge for goodwill impairment and restructuring related to operations in Mexico.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

Significant Factors Impacting Earnings

The following factors impacted earnings in fiscal 2006, some of which may impact future operations:

The Company continued to be impacted by the legislative and market changes related to products containing pseudoephedrine, which have resulted from concerns over the diversion and misuse of pseudoephedrine in the production of methamphetamine, an illegal drug. Sales of these products in fiscal 2006 were $90,000 lower than in fiscal 2005. The Company monitors this issue continuously and, consequently, recorded an additional charge of approximately $8,800 in fiscal 2006 for estimated obsolete inventory on hand.

In June of 2006, the Company made a decision to exit two unprofitable product lines and, as a result, incurred an impairment charge in the Company's Consumer Healthcare segment of $8,846 in the fourth quarter of fiscal 2006 to reflect the difference between carrying value and the fair value of the affected assets.

The Company recorded a charge of $2,750 in the first quarter of fiscal 2006 as the Company initiated a retail-level recall of all affected lots of mesalamine rectal suspension, an anti-inflammatory agent used to treat mild to moderate ulcerative colitis, following reports of leakage related to the bottle closure cap.

The Company recorded an adjustment of $2,100 in the third quarter of fiscal 2006, which was due to the reduction of an accrual for a product recall, which originated in fiscal 2005 and is essentially complete. The Company originally recorded a charge of $8,300 in the second quarter of fiscal 2005 as it initiated a retail-level recall of all lots of loratadine syrup, a liquid antihistamine indicated for the relief of symptoms due to hay fever or other upper respiratory allergies.

The Company has entered into a five-year supply, purchase and license agreement with another pharmaceutical company pursuant to which the Company will produce API. Certain intellectual property assets were sold to the other pharmaceutical company under the terms of the agreement. The Company has also entered into a collaboration agreement with that company pursuant to which the two companies will collaborate on the development and manufacture of two drug products. Revenues related to this agreement had a significant positive impact on gross profit in the second half of fiscal 2006 and are expected to continue to contribute significantly to gross profit in fiscal 2007.

In the second quarter of fiscal 2006, the Company recorded a gain of $4,666 on the sale of its non-controlling interest in Shandex Sales Group Ltd. (Canada).

Dividend Increase and Share Repurchase Program

In recognition of the Company's financial strength and future prospects, the Board of Directors has continued to approve the payment of dividends to its shareholders. The Company paid $15,613 in fiscal 2006 for dividends.

In February 2006, the Company's board of directors authorized the repurchase of up to $60,000 of common stock through February 17, 2007. The Company expects to exhaust this program before it expires to reduce dilution in comparative financial information.

RESULTS OF OPERATIONS

The Company's consolidated statements of income expressed as a percent of net sales is presented below:

	Fiscal Year		
	2006	2005	2004
	%	%	%
Net sales	100.0	100.0	100.0
Cost of sales	70.9	74.6	70.2
Gross profit	29.1	25.4	29.8
Operating expenses			
Distribution	2.0	1.8	1.7
Research and development	3.8	3.8	3.1
Selling and administration	14.5	13.7	13.6
Subtotal	20.3	19.3	18.4
Write-off of in-process research and development	-	37.8	-
Restructuring	0.6	0.6	-
Total	20.9	57.7	18.4
Operating income (loss)	8.2	(32.3)	11.4
Interest and other, net	0.4	-	(0.3)
Income (loss) before income taxes	7.8	(32.3)	11.7
Income tax expense	2.5	2.2	2.8
Net income (loss)	5.3	(34.5)	8.9

Consumer Healthcare

	Fiscal Year		
	2006	2005	2004
Net sales	$994,231	$933,280	$898,204
Gross profit	$250,741	$248,369	$267,964
Gross profit %	25.2%	26.6%	29.8%
Operating expenses	$171,897	$161,799	$160,107
Operating expenses %	17.3%	17.3%	17.8%
Operating income	$ 78,844	$ 86,570	$107,857
Operating income %	7.9%	9.3%	12.0%

Net Sales

Fiscal 2006 net sales increased 7% or $60,951 compared to fiscal 2005. The increase resulted primarily from $77,000 of new product sales in the cough/cold, analgesic, smoking cessation and vitamin categories; $42,000 of sales of topical OTC products produced at the New York facility acquired in conjunction with the Agis acquisition; as well as existing product growth of $20,000 from analgesic and vitamin products. These increases were partially offset by a decline of $90,000 in sales of pseudoephedrine-containing products in fiscal 2006 compared to fiscal 2005.

Fiscal 2005 net sales increased 4% or $35,076 compared to fiscal 2004. New product acquisitions related to the Agis acquisition were approximately $20,000 of the incremental sales growth. Existing product growth was approximately $22,000 of the sales increase, primarily due to vitamin products and a full year of sales from Perrigo U.K. Limited, which was acquired in December 2003. Other new products launched or acquired in the smoking cessation, feminine hygiene and footcare categories resulted in approximately $16,000 of sales. These increases were partially offset by sales returns of approximately $6,300 related to the recall of loratadine syrup; a decline in sales of a starch blocker product introduced in the first quarter of fiscal 2004; and a decrease in volume and price related to sales of cough and cold, analgesic and gastrointestinal products.

Gross Profit

Fiscal 2006 gross profit increased 1% or $2,372 compared to fiscal 2005. The slight increase in gross profit was primarily a result of increased sales volume attributable to new products and an adjustment of $2,100 to reduce the associated accruals related to the charge of $8,300 that unfavorably impacted fiscal 2005 for the loratadine syrup recall. These factors were largely offset by lower unit sales of pseudoephedrine-containing products and higher inventory obsolescence costs, including a charge of approximately $8,800 for estimated obsolete pseudoephedrine inventory on hand. The decrease in gross profit percent for fiscal 2006 was primarily due to lower unit sales of pseudoephedrine-containing products, which were typically sold at a margin higher than the average product in the Consumer Healthcare segment, and inventory obsolescence costs related to pseudoephedrine.

Fiscal 2005 gross profit decreased 7% or $19,595 compared to fiscal 2004. The decrease in gross profit was primarily due to fixed costs applied over lower than planned production levels, sales returns and costs of disposal for the loratadine syrup product recall of approximately $8,300 and charges of $3,200 for pseudoephedrine-related inventory obsolescence and $2,000 for the infants' drops product recall, as well as other inventory obsolescence expenses. Approximately half of the decrease in the gross profit percent was related to low production volumes, one-quarter for costs associated with the product recalls and one-quarter for costs associated with inventory obsolescence.

Operating Expenses

Fiscal 2006 operating expenses increased 6% or $10,098 compared to fiscal 2005. The increase was primarily due to the inclusion of expenses related to the New York facility, a litigation settlement charge of $3,000, higher costs for employee-related programs and amortization of intangible assets. Restructuring charges of $8,846 and $6,382 were recorded for fiscal 2006 and fiscal 2005, respectively. The restructuring plans are described below.

On June 23, 2006, the Company's Board of Directors approved plans to exit two unprofitable product lines, effervescent tablets and psyllium-based laxatives. This action will result in the closure of two Michigan plants that primarily manufacture these products. In connection with this exit plan, it was determined that the carrying value of the land, buildings, machinery and certain inventory at these two plants was not recoverable. As a result, the Company incurred an impairment charge in the Company's Consumer Healthcare segment of $8,846 in the fourth quarter of fiscal 2006 to reflect the difference between the carrying value and the fair value of these assets. Fair value was determined using the currently appraised market value. In addition, the Company expects to incur a charge of approximately $3,000 in the first of half of fiscal 2007 for employee-related and plant shutdown costs. The plants are expected to be phased out and closed by the end of the calendar year.

In connection with the acquisition of Agis, the Company approved a restructuring plan and recorded a charge to the Company's Consumer Healthcare segment. The implementation of the plan began on March 24, 2005 and was completed in July 2006. Certain assets related to the streamlining of operations were written down to their fair value resulting in an impairment charge of $3,232. Fair value was determined using discounted future cash flows. In addition, the Company terminated 22 employees performing in certain executive and administrative roles. Accordingly, the Company recorded a charge for employee termination benefits of $3,150. As of July 1, 2006, $3,045 had been paid for employee termination benefits.

Charges for both of the restructuring plans were included in the restructuring line of the consolidated statements of income.

Fiscal 2005 operating expenses increased 1% or $1,692 compared to fiscal 2004. The increase was primarily due to a restructuring charge of $6,382 and a charge of $4,500 for estimated settlements related to class action lawsuits. These charges were largely offset by a reduction in the allowance for product liability claims and a decrease in employee bonuses.

Rx Pharmaceuticals

	Fiscal Year		
	2006	2005	2004
Net sales	$120,941	$ 32,565	-
Gross profit	$ 49,684	$ 6,820	-
Gross profit %	41.1%	20.9%	-
Operating expenses	$ 33,109	$ 17,512	$4,961
Operating expenses %	27.4%	53.8%	-
Operating income (loss)	$16,575	$(10,692)	$(4,961)
Operating income (loss) %	13.7%	(32.8)%	-

Net Sales and Gross Profit

Fiscal 2006 included the first full year of Agis results while fiscal 2005 included only one quarter of Agis results. Fiscal 2006 included $8,967 for non-product revenues and royalties. Gross profit included amortization of product-related intangible assets, acquired by purchasing Agis, of $6,336 for fiscal 2006 and $1,596 for fiscal 2005. Fiscal 2005 gross profit also included charges of $5,546 for the write-off of the step-up in the value of inventory. The gross profit percent for fiscal 2006 was favorably impacted by non-product revenues and royalties while fiscal 2005 was unfavorably impacted by the write-off of the step-up in the value of inventory.

In September 2005, the Company initiated a voluntary retail-level recall of defective lots of mesalamine rectal suspension, an anti-inflammatory agent used to treat mild to moderate ulcerative colitis, following reports of leakage related to the bottle closure cap. The recall was not safety related and there have been no reports of injury or illness related to the leakage of this product. The cost to write off the value of the Company's on-hand inventories and the cost of return and disposal were estimated to be $2,750.

The Company established the Rx Pharmaceuticals segment in fiscal 2004 in connection with its initiative to grow by entering the generic prescription drug market.

Operating Expenses

Fiscal 2006 operating expenses increased primarily due to the inclusion of a full year of Agis results. Fiscal 2006 spending for research and development was $16,453 compared to $9,886 in fiscal 2005. Operating expenses as a percent of net sales were higher in fiscal 2005 as the Company was establishing its Rx Pharmaceuticals business.

Fiscal 2005 operating expenses increased $12,551. Approximately three-fourths of the increase was from the fourth quarter results of the newly acquired Agis business. Including Agis spending, research and development costs in this segment increased approximately $6,000 from fiscal 2004.

API

	Fiscal Year	
	2006	2005
Net sales	$ 110,713	$ 23,412
Gross profit (loss)	$ 50,260	$ (2,379)
Gross profit (loss) %	45.4%	(10.2)%
Operating expenses	$ 24,321	$ 4,785
Operating expenses %	22.0%	20.4%
Operating income (loss)	$25,939	$ (7,164)
Operating income (loss) %	23.4%	(30.6)%

Net Sales and Gross Profit

The API segment was established as a result of the Agis acquisition in fiscal 2005. Fiscal 2006 included the first full year of Agis results while fiscal 2005 included only one quarter of Agis results. Fiscal 2006 net sales included $4,000 for non-product revenues. Gross profit included charges of $1,747 and $12,542 for the write-off of the step-up in the value of inventory for fiscal 2006 and fiscal 2005, respectively. The gross profit percent for fiscal 2006 was favorably impacted by non-product revenues while fiscal 2005 was unfavorably impacted by the write-off of the step-up in the value of inventory.

Operating Expenses

Fiscal 2006 operating expenses increased due to the inclusion of a full year of Agis results. Fiscal 2006 spending for research and development was $7,400. Operating expenses as a percent of net sales were higher in fiscal 2006 primarily due to increased expenses for third-party commissions and employee-related costs.

Other

	Fiscal Year	
	2006	2005
Net sales	$140,936	$ 34,841
Gross profit	$ 47,056	$ 7,579
Gross profit %	33.4%	21.8%
Operating expenses	$ 43,539	$ 12,169
Operating expenses %	30.9%	34.9%
Operating income (loss)	$3,517	$(4,590)
Operating income (loss) %	2.5%	(13.2)%

The results shown in the table above for Other are comprised of Israel Consumer Products and Israel Pharmaceutical and Diagnostic Products, two operating segments which do not meet the quantitative thresholds required to be separately reportable.

Net Sales and Gross Profit

These operating segments were established as a result of the Agis acquisition in fiscal 2005. Fiscal 2006 included the first full year of Agis results while fiscal 2005 included only one quarter of Agis results. Gross profit included charges of $2,697 and $4,407 for the write-off of the step-up in the value of inventory for fiscal 2006 and fiscal 2005, respectively.

Operating Expenses

Fiscal 2006 operating expenses increased due to the inclusion of a full year of Agis results. Operating expenses as a percent of net sales were lower in fiscal 2006 primarily due to lower employee-related expenses and other administrative costs, as well as lower costs for promotional activities.

Unallocated Expenses

	Fiscal Year	
	2006	2005
Operating expenses	$ 13,543	$ 394,597
Operating income (loss)	$ (13,543)	$ (394,597)

Unallocated expenses are comprised of expenses related to the integration of the Agis acquisition and certain corporate services not allocated to the segments. Fiscal 2006 included a full year of expenses for corporate services while fiscal 2005 included only one quarter of these expenses. Fiscal 2005 also included a charge of $386,800 for the one-time write-off of in-process research and development. Acquisition integration expenses were $2,734 for fiscal 2006 and $5,560 for fiscal 2005.

Interest and Other (Consolidated)

Fiscal 2006 net interest expense was $15,207 compared to $1,976 for fiscal 2005. Net interest expense in fiscal 2006 compared to fiscal 2005 increased as the debt incurred with the financing of the Agis acquisition was outstanding for all of fiscal 2006 compared to only one quarter in fiscal 2005. Other income, net was $9,810 for fiscal 2006 compared to $1,756 for fiscal 2005. Fiscal 2006 other income included a gain of $4,666 from the sale of an equity investment. The additional increase in fiscal 2006 was due to higher income from equity-method investees and gains on sales of investment securities.

Fiscal 2005 net interest expense was $1,976 compared to net interest income of $1,018 for fiscal 2004. Net interest expense in fiscal 2005 compared to fiscal 2004 increased due to debt incurred with the financing of the Agis acquisition. Other income, net was $1,756 for fiscal 2005 compared to $2,069 for fiscal 2004.

Income Taxes (Consolidated)

The effective tax rate was 32.6%, 6.7% and 24.0% for fiscal 2006, 2005 and 2004, respectively. The Agis acquisition changed the relative composition of U.S. and foreign income. Forty-four percent of income before tax in fiscal 2006 was contributed by foreign entities, generally Israeli, with a tax rate lower than the U.S. statutory rate. Additionally, due to the sale of an equity investment that resulted in a capital gain, the Company released a valuation allowance of $1,090 on a capital loss carry forward, which reduced income tax expense in fiscal 2006. The Company recorded additional year-to-date tax expense of $867 in fiscal 2006 as certain deferred tax assets and liabilities were adjusted as a result of reductions in statutory tax rates in Israel. See Note K to the consolidated financial statements for the Company's effective tax rate reconciliation.

The effective tax rate for fiscal 2005 was impacted by the non-deductible charge to earnings of $386,800 for the write-off of in-process research and development related to the Agis acquisition.

The effective rate for fiscal 2004 was favorably impacted when the Company was notified by the Internal Revenue Service (IRS) that it had concluded its routine Federal tax examination of tax years 1998, 1999 and 2000. As a result, the Company recorded a one-time income tax benefit of $13,100 in the second quarter of fiscal 2004, reducing its income tax accrual associated with those audits.

In August 2005, the Company was notified by the IRS that it has resolved all tax years through fiscal 2004. Additionally, the Israeli Tax Authority has completed its audit cycle for all tax years through calendar 2002. No adjustment was necessary to the income statement in fiscal 2006 as a result of these notifications. The Company believes it has appropriately accrued for probable income tax exposures for all tax years that remain open.

Financial Condition, Liquidity and Capital Resources

Cash and investment securities increased $11,283 to $45,751 at July 1, 2006 from $34,468 at June 25, 2005. Working capital increased $17,482 to $285,747 at July 1, 2006 from $268,265 at June 25, 2005.

Net cash provided by operating activities increased $48,887 or 63% to $126,531 for fiscal 2006 compared to $77,644 for fiscal 2005 primarily due to an increase in net income. The increase was partially offset by unfavorable changes in working capital attributable to higher accounts receivable, inventory levels and taxes paid, partially offset by lower employee bonuses paid in fiscal 2006.

Net cash for investing activities decreased $600,710 or 92% to $48,708 for fiscal 2006 compared to $649,418 for fiscal 2005 primarily due to the completion of the Agis acquisition in the third quarter of fiscal 2005.

Capital expenditures for property and equipment for fiscal 2006 of $36,427 were for normal equipment replacement and productivity enhancements. Capital expenditures for fiscal 2007 are expected to be $40,000 to $50,000.

Net cash used for financing activities was $77,035 for fiscal 2006 primarily due to net repayments of debt, repurchases of common stock and payments of cash dividends. Cash provided by financing activities of $583,187 for fiscal 2005 was primarily due to debt incurred in connection with the Agis acquisition.

The Company has a common stock repurchase program. Purchases are made on the open market, subject to market conditions and are funded by available cash or borrowings. On February 15, 2006, the Board of Directors approved a plan to repurchase shares of common stock with a value of up to $60,000. This plan will expire on February 17, 2007. The previous repurchase plan was approved on April 22, 2005 and expired on April 21, 2006. The Company has a 10b5-1 plan that allows brokers selected by the Company to repurchase shares on behalf of the Company at times when it would ordinarily not be in the market because of the Company's trading policies. The amount of common stock repurchased in accordance with the 10b5-1 plan on any given day is determined by the plan's formula which is generally based on the market price of the Company's stock. All common stock repurchased is retired upon purchase.

For fiscal 2006, the Company repurchased 1,923 shares of common stock for $28,330. For fiscal 2005, the Company repurchased 190 shares of common stock for $3,021.

The Company paid dividends of $15,613, $11,935 and $9,136, or $0.168, $0.155 and $0.13 per share, during fiscal 2006, 2005 and 2004, respectively. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition, capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

Dividends paid for the years ended July 1, 2006 and June 25, 2005 are as follows:

Declaration Date	Record Date	Payable	Dividend Declared
Fiscal 2006			
May 12, 2006	May 26, 2006	June 20, 2006	$0.0425
February 15, 2006	February 24, 2006	March 21, 2006	$0.0425
October 28, 2005	November 25, 2005	December 20, 2005	$0.0425
August 5, 2005	August 26, 2005	September 20, 2005	$0.0400
Fiscal 2005			
April 22, 2005	May 27, 2005	June 21, 2005	$0.0400
February 4, 2005	February 25, 2005	March 22, 2005	$0.0400
October 29, 2004	November 26, 2004	December 21, 2004	$0.0400
August 6, 2004	August 27, 2004	September 21, 2004	$0.0350

Credit Facilities

The Company had long-term debt, less current maturities, of $621,717 at July 1, 2006. The Company has approximately $177,000 available from its primary sources of credit described below. The Company's need for cash includes support of seasonal working capital demands, investment in capital assets, dividend payments, repurchases of common stock, interest payments and acquisition opportunities. Cash, cash equivalents, investment securities, cash flows from operations and borrowings available under its credit facilities are expected to be sufficient to finance the known and/or foreseeable liquidity and capital needs of the Company.

On March 16, 2005, the Company and certain foreign subsidiaries entered into a credit agreement with a group of banks which provides an initial revolving loan commitment of $250,000 and an initial term loan commitment of $100,000, each subject to increase or decrease as specified in the credit agreement. Both loans bear an interest rate of Alternative Base Rate or LIBOR plus an applicable margin determined by the Company's leverage ratio over the trailing four quarters. Actual rates for fiscal 2006 ranged from 3.89% to 5.95%. Additionally, the credit agreement provides for a short term swingline loan with a maximum commitment of $25,000 with a negotiable rate of interest which was 5.95% as of July 1, 2006.

The obligations under the credit agreement are guarantied by certain subsidiaries of the Company and the Company will guaranty obligations of foreign subsidiary borrowers. In some instances, the obligations may be secured by a pledge of 65% of the stock of foreign subsidiaries. The maturity date of the term and revolving loans is March 16, 2010. Restrictive loan covenants apply to, among other things, minimum levels of interest coverage and debt to Earnings before Interest, Taxes and Depreciation (EBITDA) ratios. The Company was in compliance with all loan covenants as of July 1, 2006.

During the fourth quarter of fiscal 2005, the Company entered into two interest rate swap agreements to reduce the impact of fluctuations in interest rates on the aforementioned term and revolving commitments. These interest rate swap agreements are contracts to exchange floating rate for fixed rate interest payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest. The Company does not use derivative financial instruments for speculative purposes.

The interest rate swap agreements fix the interest rate at 4.77% on an initial notional amount of principal of $50,000 on the revolving loan and $100,000 on the term loan. The interest rate swap agreements expire on March 16, 2010. Changes in the fair value of the swap agreement, net of tax, are reported as a component of other comprehensive income.

The counterparty to the interest rate swap agreement is a commercial bank that has other financing relationships with the Company. While the Company is exposed to credit loss in the event of nonperformance by the counterparty, the Company does not anticipate nonperformance and a material loss would not be expected from such nonperformance.

Additionally, on March 16, 2005, the Company's Israel holding company subsidiary entered into a letter of undertaking to obtain a loan in the sum of $400,000. The loan has a ten-year term with a fixed annual interest rate of 5.025%. The lender may demand prepayment or the Company may prepay the loan in whole or in part upon 90 days written notice on the interest payment date that is 24 months after the loan date and every 12 months subsequent to this date. The terms require the Company to deposit $400,000 in an uninsured account with the lender as security for the loan. This deposit has a fixed 4.9% yield. The Company does not have the right to withdraw any amounts from the deposit account including any interest earned until the loan has been paid in full or with consent from the bank. Earned interest is released to the Company on each interest payment date so long as all interest due on the loan has been paid by the Company.

The Company's Israel subsidiary has a debenture for $41,717 with a fixed interest rate of 5.6%. The debenture is guarantied by the Company. The principal of the loan is linked to the increase in the Israel consumer price index (CPI) and is payable in three annual installments beginning in 2007. Prior to the acquisition, the subsidiary executed an interest rate swap in the notional amount of approximately $15,000 to exchange the aforementioned terms for linkage to the dollar with the addition of variable interest based on LIBOR plus 2%. In fiscal 2006, the subsidiary entered into partial termination agreements on the interest rate swaps in the notional amount of $13,000, leaving a swap agreement with a net notional amount of $2,000 in place at July 1, 2006. The subsidiary has also entered into a hedge in the notional amount of approximately $2,000 to protect against extreme changes in LIBOR. These transactions have not been formally designated as hedging instruments by management and are recorded at their fair value of $271 in current liabilities. The change in fair value for fiscal 2006 of $862 was recorded in interest expense.

The Company's Germany subsidiary had a bank loan which bore interest at EURIBOR plus 1.35%. The Company ended this stand-alone agreement in the first quarter of fiscal 2006 and now utilizes the Company's existing swingline loan agreement to meet the liquidity requirements of its Germany subsidiary. All borrowings by the Germany subsidiary are denominated in euros and bear interest at EURIBOR plus 3.31%. As of July 1, 2006, the Germany subsidiary portion of the swingline loan was $1,315.

The Company's U.K. subsidiary has a short-term, unsecured credit facility with a bank which is supported by a Company guaranty. The balance outstanding at July 1, 2006 was zero. Interest rates are established at the time of borrowing based on the Bank of England's base rate plus 0.7%.

The Company's Mexico subsidiary has short-term, unsecured debt with two banks for $886 which bears interest at 9.3% and is supported by a Company guaranty.

The Company's Israel subsidiary has provided a guaranty to a bank to secure the debt of a 50% owned joint venture for $430, not to exceed 50% of the joint venture's debt.

Contractual Obligations

The Company's enforceable and legally binding obligations as of July 1, 2006 are set forth in the following table. Some of the amounts included in this table are based on management's estimates and assumptions about these obligations, including the duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligations actually paid in future periods may vary from the amounts reflected in the table.

	Payment Due by Period				
	2007	2008-2009	2010-2011	After 2011	Total
Operating leases (a)	$ 8,009	$ 10,789	$ 6,469	$ 8,836	$ 34,103
Purchase obligations (b)	175,251	2,059	287	144	177,741
Long-term debt (c)	12,864	51,851	202,333	401,854	668,902
Other non-current contractual liabilities reflected on the consolidated balance sheet					
Deferred compensation and benefits (d)	-	-	-	26,706	26,706
Supply agreement (e)	1,000	2,000	1,000	-	4,000
Other	1,247	1,558	956	1,148	4,909
Total	$198,371	$68,257	$211,045	$438,688	$916,361

(a) Used in normal course of business principally for warehouse facilities and computer equipment.
(b) Consists of commitments for both materials and services.
(c) Long-term debt includes interest payments, net of interest received on restricted cash deposit, which were calculated using the effective interest rate at July 1, 2006.
(d) Includes amounts associated with non-qualified plans related to deferred compensation, executive retention and post employment benefits. Of this amount, $24,304 has been funded by the Company and is recorded in other non-current assets on the balance sheet. These amounts are assumed payable after five years, although certain circumstances, such as termination, would require earlier payment.
(e) Consists of payments related to a supply agreement for a generic prescription drug product.

Critical Accounting Policies

Determination of certain amounts in the Company's financial statements requires the use of estimates. These estimates are based upon the Company's historical experiences combined with management's understanding of current facts and circumstances. Although the estimates are considered reasonable, actual results could differ from the estimates. The accounting policies, discussed below, are considered by management to require the most judgment and are critical in the preparation of the financial statements. These policies are reviewed by the Audit Committee. Other accounting policies are included in Note A of the consolidated financial statements.

Revenue Recognition and Customer-Related Accruals – The Company records revenues from product sales when the goods are shipped to the customer. For customers with Free on Board (FOB) destination terms, a provision is recorded to exclude shipments estimated to be in-transit to these customers at the end of the reporting period. A provision is recorded and accounts receivable are reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, price discrepancies, returned goods and other items. A liability is recorded as revenues are recognized for estimated customer program liabilities, as discussed below.

The Company maintains customer-related accruals that consist primarily of chargebacks, rebates and shelf stock adjustments. Certain of these accruals are recorded in the balance sheet as current liabilities and others are recorded as a reduction in accounts receivable.

A chargeback relates to an agreement the Company has with a wholesaler, pharmaceutical buying group or retail customer that will ultimately purchase product from a wholesaler for a contracted price that is different than the Company's price to the wholesaler. The wholesaler will issue an invoice to the Company for the difference in the contract prices. The accrual for chargebacks is based on historical chargeback experience and estimated wholesaler inventory levels, as well as expected sell-through levels by wholesalers to retailers.

Rebates are payments issued to the customer when certain criteria are met which may include specific levels of product purchases, introduction of new products or other objectives. The accrual for rebates is based on contractual agreements and estimated purchasing levels by customers with such programs. Medicaid rebates are payments made to states for pharmaceutical products covered by the program. The accrual for Medicaid rebates is based on historical trends of rebates paid and current period sales activity.

Shelf stock adjustments are credits issued to reflect decreases in the selling price of a product and are based upon estimates of the amount of product remaining in a customer's inventory at the time of the anticipated price reduction. In many cases, the customer is contractually entitled to such a credit. The accrual for shelf stock adjustments is based on specified terms with certain customers, estimated launch dates of competing products and estimated declines in market price.

The following table summarizes activity for the fiscal years ended July 1, 2006, June 25, 2005 and June 26, 2004 in the balance sheet for customer-related accruals:

	Fiscal Year		
	2006	2005	2004
Customer-Related Accruals			
Balance, beginning of period	$ 48,378	$ 13,212	$ 10,729
Acquisition of Agis	-	25,526	-
Provision recorded	158,210	41,982	30,316
Credits processed	(152,132)	(32,342)	(27,833)
Balance, end of the period	$ 54,456	$ 48,378	$ 13,212

Allowance for Doubtful Accounts – The Company maintains an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts. Changes in these conditions may result in additional allowances. The allowance for doubtful accounts was $11,178 at July 1, 2006 and $10,370 at June 25, 2005.

Inventory – The Company maintains an allowance for estimated obsolete or unmarketable inventory based on the difference between the cost of the inventory and its estimated market value. In estimating the allowance, management considers factors such as excess or slow moving inventories, product expiration dating, products on quality hold, current and future customer demand and market conditions. Changes in these conditions may result in additional allowances. The allowance for inventory was $42,509 at July 1, 2006 and $38,095 at June 25, 2005.

Goodwill – Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. The estimates associated with the goodwill impairment tests are considered critical due to the judgments required in determining fair value amounts, including projected future cash flows. Changes in these estimates may result in the recognition of an impairment loss. The goodwill related to the Agis acquisition has been allocated to the API and Rx Pharmaceuticals segments and is tested for impairment annually in the third quarter of the fiscal year. The current year testing resulted in no impairment charge related to the API and Rx Pharmaceuticals segments. Goodwill allocated to the Consumer Healthcare segment is tested annually for impairment in the second quarter of the fiscal year and also resulted in no impairment charge in the current year. Although the testing performed on the Company's U.K. component within this segment indicated that the estimated fair value exceeded the carrying value, these values were closer than they had been in previous years. The narrowing of the difference in these values increases the possibility of an impairment charge in future periods. The goodwill balance of the U.K. component was $36,347 as of July 1, 2006. Goodwill was $152,183 at July 1, 2006 and $150,293 at June 25, 2005.

Other Intangible Assets – Other intangible assets subject to amortization consist of developed product technology, distribution and license agreements, customer relationships and trademarks. Most of these assets are related to the acquisition of Agis and are amortized over their estimated useful economic lives using the straight-line method. An accelerated method of amortization is used for customer relationships. For intangible assets subject to amortization, an impairment analysis is performed whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized if the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. Other intangible assets had a net carrying value of $132,426 at July 1, 2006 and $147,967 at June 25, 2005.

Product Liability and Workers' Compensation – The Company maintains accruals to provide for claims incurred that are related to product liability and workers' compensation. In estimating these accruals, management considers actuarial valuations of exposure based on loss experience. These actuarial valuations include significant estimates and assumptions, which include, but are not limited to, loss development, interest rates, product sales, litigation costs, accident severity and payroll expenses. Changes in these estimates and assumptions may result in additional accruals. The accrual for product liability claims was $1,937 at July 1, 2006 and $1,930 at June 25, 2005. The accrual for workers' compensation claims was $1,919 at July 1, 2006 and $2,472 at June 25, 2005.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risks due to changes in currency exchange rates and interest rates.

The Company is exposed to interest rate changes primarily as a result of interest income earned on its investment of cash on hand and interest expense on borrowings used to finance the Agis acquisition and working capital requirements. As of July 1, 2006, the Company had invested cash, cash equivalents and investment securities of approximately $46,000 and short and long-term debt, net of restricted cash, of approximately $242,000.

The Company enters into certain derivative financial instruments, when available on a cost-effective basis, to hedge its underlying economic exposure, particularly related to the management of interest rate risk. Because of the use of certain derivative financial instruments, the Company believes that a significant fluctuation in interest rates in the near future will not have a material impact on the Company's consolidated financial statements. These instruments are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets. Derivative financial instruments are not used for speculative purposes. Gains and losses on hedging transactions are offset by gains and losses on the underlying exposures being hedged.

The Company has operations in the U.K., Israel, Germany and Mexico. These operations transact business in their local currency and foreign currencies, thereby creating exposures to changes in exchange rates. Significant currency fluctuations could adversely impact foreign revenues; however, the Company cannot predict future changes in foreign currency exposure.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Perrigo Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of July 1, 2006. The framework used in carrying out our evaluation was the *Internal Control — Integrated Framework* published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. In evaluating our information technology controls, we also used the framework contained in the *Control Objectives for Information and related Technology* (COBIT), which was developed by the Information Systems Audit and Control Association's (ISACA) IT Governance Institute, as a complement to the COSO internal control framework.

Based on the evaluation under these frameworks, management has concluded that internal controls over financial reporting were not effective as of July 1, 2006 due to material weaknesses identified at its Israel location. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Further information related to the Israel location's internal controls is included in Item 9A. The results of management's assessment have been reviewed with the Company's Audit Committee.

Management's assessment of the effectiveness of internal control over financial reporting as of July 1, 2006 has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8 of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Perrigo Company
Allegan, Michigan

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Perrigo Company and subsidiaries did not maintain effective internal control over financial reporting as of July 1, 2006, because of the effect of the two material weaknesses identified in management's assessment, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Perrigo Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified at the Company's Israel subsidiary and are included in management's assessment as of July 1, 2006:

- The non-integrated nature and inherent limitations in the legacy information systems do not provide an appropriate level of control. Specific weaknesses caused by these gaps include: inappropriate segregations of duties, a lack of automated processes, security issues and a significant reliance upon spreadsheets for financial reporting.
- Formal policies and procedures do not exist to support key control activities including approval guidelines over the initiation of transactions and contracts.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2006 financial statements, and this report does not affect our report dated August 4, 2006 on those financial statements.

In our opinion, management's assessment that Perrigo Company and subsidiaries did not maintain effective internal control over financial reporting as of July 1, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Perrigo Company and subsidiaries have not maintained effective internal control over financial reporting as of July 1, 2006, based on the COSO criteria.

By: /s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
August 4, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Perrigo Company
Allegan, Michigan

We have audited the accompanying consolidated balance sheets of Perrigo Company and subsidiaries as of July 1, 2006 and June 25, 2005 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended July 1, 2006. Our audits also included the financial statement schedule for the three years in the period ended July 1, 2006 as listed in Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perrigo Company and subsidiaries at July 1, 2006 and June 25, 2005 and the results of their operations and their cash flows for each of the three years in the period ended July 1, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Perrigo Company and subsidiaries' internal control over financial reporting as of July 1, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 4, 2006 expressed an adverse opinion thereon.

By: /s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
August 4, 2006

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Fiscal Year		
	2006	2005	2004
Net sales	$ 1,366,821	$ 1,024,098	$ 898,204
Cost of sales	969,080	763,709	630,240
Gross profit	397,741	260,389	267,964
Operating expenses			
Distribution	27,334	18,680	15,154
Research and development	52,293	38,419	27,721
Selling and administration	197,936	140,581	122,193
Subtotal	277,563	197,680	165,068
Write-off of in-process research and development	-	386,800	-
Restructuring	8,846	6,382	-
Total	286,409	590,862	165,068
Operating income (loss)	111,332	(330,473)	102,896
Interest, net	15,207	1,976	(1,018)
Other income, net	(9,810)	(1,756)	(2,069)
Income (loss) before income taxes	105,935	(330,693)	105,983
Income tax expense	34,535	22,290	25,416
Net income (loss)	$ 71,400	$ (352,983)	$ 80,567
Earnings (loss) per share			
Basic	$ 0.77	$ (4.57)	$ 1.15
Diluted	$ 0.76	$ (4.57)	$ 1.11
Weighted average shares outstanding			
Basic	92,875	77,313	70,206
Diluted	94,105	77,313	72,289
Dividends declared per share	$ 0.168	$ 0.155	$ 0.13

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED BALANCE SHEETS
(in thousands)

	July 1, 2006	June 25, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 19,018	$ 16,707
Investment securities	26,733	17,761
Accounts receivable	240,130	210,308
Inventories	302,941	272,980
Current deferred income taxes	52,058	55,987
Prepaid expenses and other current assets	16,298	35,064
Total current assets	657,178	608,807
Property and equipment		
Land	30,724	14,638
Buildings	228,714	231,402
Machinery and equipment	347,469	340,266
	606,907	586,306
Less accumulated depreciation	287,549	262,505
	319,358	323,801
Restricted cash	400,000	400,000
Goodwill	152,183	150,293
Other intangible assets	132,426	147,967
Non-current deferred income taxes	43,143	26,964
Other non-current assets	46,336	47,144
	$ 1,750,624	$ 1,704,976
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	$ 179,740	$ 142,789
Notes payable	20,081	25,345
Payroll and related taxes	54,153	42,326
Accrued customer programs	49,534	41,666
Accrued liabilities	45,335	57,532
Accrued income taxes	14,132	21,225
Current deferred income taxes	8,456	9,659
Total current liabilities	371,431	340,542
Non-current liabilities		
Long-term debt	621,717	656,128
Non-current deferred income taxes	81,923	74,379
Other non-current liabilities	34,809	43,090
Total non-current liabilities	738,449	773,597
Shareholders' equity		
Preferred stock, without par value, 10,000 shares authorized	-	-
Common stock, without par value, 200,000 shares authorized	516,098	527,748
Accumulated other comprehensive income (loss)	3,593	(1,687)
Retained earnings	121,053	64,776
Total shareholders' equity	640,744	590,837
	$ 1,750,624	$ 1,704,976
Supplemental Disclosures of Balance Sheet Information		
Allowance for doubtful accounts	$ 11,178	$ 10,370
Allowance for inventory	$ 42,509	$ 38,095
Working capital	$ 285,747	$ 268,265
Preferred stock, shares issued	-	-
Common stock, shares issued	92,922	93,903

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock Issued		Accumulated Other Comprehensive Income (loss)	Comprehensive Income (loss)	Retained Earnings
	Shares	Amount			
Balance at June 28, 2003	70,034	$ 88,879	$ 1,282		$ 358,263
Net income	-	-	-	$ 80,567	80,567
Foreign currency translation adjustments	-	-	1,610	1,610	-
Issuance of common stock under:					
Stock options	988	10,248	-	-	-
Restricted stock plan	60	-	-	-	-
Compensation for stock options	-	5,128	-	-	-
Cash dividends, $0.13 per share	-	-	-	-	(9,136)
Earned compensation for restricted stock	-	432	-	-	-
Tax effect from stock transactions	-	1,725	-	-	-
Purchases and retirements of common stock	(200)	(2,766)	-	-	-
Balance at June 26, 2004	70,882	103,646	2,892	82,177	429,694
Net loss	-	-	-	(352,983)	(352,983)
Accumulated other comprehensive income:					
Change in fair value of derivative financial instruments, net of tax			(3,198)	(3,198)	-
Foreign currency translation adjustments			(1,275)	(1,275)	-
Change in fair value of investment securities, net of tax			(106)	(106)	-
Issuance of common stock under:					
Agis acquisition	21,945	410,812	-	-	-
Stock options	815	7,031	-	-	-
Restricted stock plan	451	-	-	-	-
Compensation for stock options	-	6,547	-	-	-
Stock options exchanged for Agis stock options	-	574	-	-	-
Cash dividends, $0.155 per share	-	-	-	-	(11,935)
Earned compensation for restricted stock	-	1,509	-	-	-
Tax effect from stock transactions	-	650	-	-	-
Purchases and retirements of common stock	(190)	(3,021)	-	-	-
Balance at June 25, 2005	93,903	527,748	(1,687)	(357,562)	64,776
Net income	-	-	-	71,400	71,400
Net income - stub period				490	490
Accumulated other comprehensive income:					
Change in fair value of derivative financial instruments, net of tax			5,530	5,530	-
Foreign currency translation adjustments			(319)	(319)	-
Change in fair value of investment securities, net of tax			69	69	-
Issuance of common stock under:					
Stock options	905	8,056	-	-	-
Restricted stock plan	37	-	-	-	-
Compensation for stock options	-	5,491	-	-	-
Cash dividends, $0.168 per share	-	-	-	-	(15,613)
Earned compensation for restricted stock	-	3,994	-	-	-
Tax effect from stock transactions	-	(861)	-	-	-
Purchases and retirements of common stock	(1,923)	(28,330)	-	-	-
Balance at July 1, 2006	92,922	$ 516,098	$ 3,593	$ 77,170	$ 121,053

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
Cash Flows (For) From Operating Activities			
Net income (loss)	$ 71,400	$ (352,983)	$ 80,567
Adjustments to derive cash flows			
Write-off of in-process research and development	-	386,800	-
Depreciation and amortization	56,604	34,813	28,452
Asset impairment	7,783	3,232	-
Share-based compensation	9,485	8,056	5,560
Deferred income taxes	(5,804)	(9,834)	3,366
Acquisition related expenses incurred by acquiree	-	(10,002)	-
Sub-total	139,468	60,082	117,945
Changes in operating assets and liabilities, net of a business acquisition and a restructuring			
Accounts receivable	(31,085)	(16,903)	4,075
Inventories	(31,681)	40,528	(6,168)
Accounts payable	38,312	(6,736)	10,891
Payroll and related taxes	12,173	(21,515)	1,072
Accrued income taxes	(10,277)	9,932	(5,552)
Accrued customer programs	7,868	7,966	2,483
Accrued liabilities	(14,476)	8,820	3,567
Other	16,229	(4,530)	(9,786)
Sub-total	(12,937)	17,562	582
Net cash from operating activities	126,531	77,644	118,527
Cash Flows (For) From Investing Activities			
Purchase of securities	(60,773)	(157,353)	(191,339)
Proceeds from sales of securities	51,492	334,465	111,115
Issuance of note receivable	(3,000)	-	-
Additions to property and equipment	(36,427)	(26,824)	(28,294)
Acquisition of assets	-	(5,562)	-
Acquisition of a business, net of cash	-	(381,570)	(12,061)
Acquisition-related dividends	-	(12,574)	-
Increase in restricted cash	-	(400,000)	-
Investment in equity subsidiaries	-	-	(2,000)
Net cash for investing activities	(48,708)	(649,418)	(122,579)
Cash Flows (For) From Financing Activities			
Borrowings (repayments) of short-term debt, net	(5,287)	6,421	702
Borrowings of long-term debt	60,000	648,000	-
Repayments of long-term debt	(95,000)	(63,000)	-
Increase in deferred debt issue costs	-	(959)	-
Tax effect of stock transactions	(861)	650	1,725
Issuance of common stock	8,056	7,031	11,083
Repurchase of common stock	(28,330)	(3,021)	(2,766)
Cash dividends	(15,613)	(11,935)	(9,136)
Other	-	-	(128)
Net cash from (for) financing activities	(77,035)	583,187	1,480
Net increase (decrease) in cash and cash equivalents	788	11,413	(2,572)
Cash and cash equivalents, at beginning of period	16,707	8,392	10,392
Effect of exchange rate changes on cash	1,523	(3,098)	572
Cash and cash equivalents, at end of period	$ 19,018	$ 16,707	$ 8,392
Supplemental Disclosures of Cash Flow Information			
Cash paid/received during the year for:			
Interest paid	$ 34,741	$ 5,248	$ 591
Interest received	$ 21,464	$ 7,038	$ 1,586
Income taxes paid	$ 47,133	$ 23,433	$ 31,402
Income taxes refunded	$ 7,939	$ 4,407	$ 323

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The Company, through several wholly owned subsidiaries, manufactures and sells consumer healthcare products, generic prescription drugs, API and consumer products primarily in the U.S., Israel, Europe and Mexico. In the U.S., these subsidiaries consist primarily of L. Perrigo Company, Perrigo Company of South Carolina Inc. and Perrigo New York Inc. (formerly Clay Park Labs Inc.). Outside the U.S., these subsidiaries consist primarily of Perrigo Israel Pharmaceuticals, Ltd. (formerly Agis Industries (1983) Ltd.) (Agis), Chemagis Ltd., Quimica y Farmacia S.A. de C.V., Wrafton Laboratories Limited and Perrigo U.K. Limited. As used herein, "the Company" means Perrigo Company, its subsidiaries and all predecessors of Perrigo Company and its subsidiaries.

Basis of Presentation

The Company's fiscal year is a fifty-two or fifty-three week period, which ends the Saturday on or about June 30. Fiscal year 2006 was comprised of 53 weeks and ended July 1, 2006. The preceding two fiscal years were comprised of 52 weeks and ended June 25, 2005 and June 26, 2004, respectively.

On March 17, 2005, the Company acquired all of the outstanding shares of Agis, an Israeli public company. The accompanying consolidated balance sheets include the accounts for Agis. Results of operations for Agis for the three months ended May 31, 2005 are included in the Company's consolidated results of operations for the fourth quarter ended June 25, 2005.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. The Company consolidates results of operations and financial position of its U.K., Mexico, Germany, and Israel subsidiaries on a twelve-month period ending in May. All material intercompany transactions and balances have been eliminated in consolidation. The Company owns noncontrolling interests in a Chinese company and an Israeli company. These investments are accounted for using the equity method and are recorded in other non-current assets. The Company's equity in earnings (losses) of these investees is not material and is included in other income, net.

In previously reported results, the Company's New York operations, acquired through the purchase of Agis, were reported on a one-month lag. By the end of the second quarter of fiscal 2006, these operations were reported consistent with the Company's fiscal year. Current accounting guidance requires that no more than 12 months of operations of a subsidiary may be included in the consolidated statement of income and any additional months must be recorded directly as a credit or charge to retained earnings. This reporting change did not have a material effect on the Company's financial results and did not impact a year-over-year comparison for these operations. Net income for the New York operations for the one-month period (stub period) ended September 30, 2005 was $490 and was recorded as a change in retained earnings. Revenues generated by the New York operations for the stub period were $9,560.

The following table reconciles the changes in retained earnings:

Retained earnings as of June 25, 2005	$ 64,776
Dividends paid	(15,613)
Net income	71,400
Net income – stub period	490
Retained earnings as of July 1, 2006	$121,053

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, which affect the reported earnings, financial position and various disclosures. Although the estimates are considered reasonable, actual results could differ from the estimates.

International

The Company translates its foreign operations' assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in the cumulative translation account, a component of accumulated other comprehensive income. Gains or losses from foreign currency transactions are included in other income, net.

Revenues

Revenues from product sales are recognized when the goods are shipped to the customer. When title and risk pass to the customer is dependent on the customer's shipping terms. If the customer has shipping terms of FOB shipping point, title and risk pass to the customer as soon as the freight carrier leaves the Company's shipping location. If the customer has shipping terms of FOB destination, title and risk pass to the customer upon receipt of the order at the customer's location. A provision is recorded to exclude shipments estimated to be in-transit to customers at the end of the reporting period. A provision is recorded and accounts receivable is reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, price discrepancies, returned goods and other items. Revenues from non-product arrangements are recognized as services are rendered.

The Company maintains customer-related accruals that consist primarily of chargebacks, rebates and shelf stock adjustments. A liability is recorded as revenues are recognized for estimated customer program liabilities. The liability is generally estimated based on contractual requirements and historical performance of the customer involved in the program. Changes in these estimates and assumptions related to customer programs may result in additional accruals. Customer-related accruals were $54,456 at July 1, 2006 and $48,378 at June 25, 2005.

Shipping and handling costs billed to customers are included in net sales. Conversely, shipping and handling expenses incurred by the Company are included in cost of sales.

Financial Instruments

The carrying amount of the Company's financial instruments, consisting of cash and cash equivalents, available-for-sale securities, accounts receivable, accounts payable, notes payable and variable rate long-term debt approximates their fair value. See Note G for the fair value disclosure of the Company's restricted cash and fixed rate long-term debt.

Derivative Instruments

The Company has adopted Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, (SFAS 133). Under the provisions of SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or accumulated other comprehensive income (loss) within shareholders' equity, depending on the intended use of the derivative and whether the derivative has been designated by management as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period. The Company enters into certain derivative financial instruments, when available on a cost-effective basis, to mitigate its risk associated with changes in interest rates and foreign currency exchange rates.

The Company executes interest rate swap agreements to manage its exposure to changes in interest rates related to its long-term borrowings. Certain swap agreements are designated by management as cash flow hedges and the Company formally documents all relationships between hedging instruments and hedged items as well as the risk management objectives and strategies for undertaking various hedging relationships. All cash flow hedges are linked directly to specific transactions and the Company assesses effectiveness at inception and on a quarterly basis. When it is determined that a derivative instrument is not highly effective, the transaction is terminated or the transaction is no longer deemed probable of occurring, the Company discontinues hedge accounting. For all interest rate swaps not designated as hedges, changes in fair value are recorded in current period earnings.

The Company uses foreign currency put, call and forward contracts to assist in managing foreign currency exchange rate risk. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments under SFAS 133.

All derivative instruments are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets. Gains and losses related to the derivative instruments are expected to be largely offset by gains and losses on the original underlying asset or liability. The Company does not use derivative financial instruments for speculative purposes. See Note G for further information.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of demand deposits and other short-term investments with maturities of three months or less at the date of purchase.

Investment Securities

The Company determines the appropriate classification of all investment securities as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classification as of each balance sheet date in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Investments in equity securities that have readily determinable fair values are classified and accounted for as available-for-sale. The Company assesses whether temporary or other-than-temporary gains or losses on its investment securities have occurred due to increases or declines in fair value or other market conditions. Because the Company has determined that all of its investment securities are available-for-sale, unrealized gains and losses are reported, net of tax, as a component of accumulated other comprehensive income or loss in shareholders' equity. Realized gains and losses on investment securities are determined using the specific identification method. Amortization of premiums and discounts are included in interest income.

Accounts Receivable

The Company maintains an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts. Changes in these conditions may result in additional allowances. The allowance for doubtful accounts was $11,178 at July 1, 2006 and $10,370 at June 25, 2005.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in first-out (FIFO) method. Inventory related to research and development is expensed at the point when it is determined the materials have no alternative future use.

The Company maintains an allowance for estimated obsolete or unmarketable inventory based on the difference between the cost of the inventory and its estimated market value. In estimating the allowance, management considers factors such as excess or slow moving inventories, product expiration dating, current and future customer demand and market conditions. Changes in these conditions may result in additional allowances. The allowance for inventory was $42,509 at July 1, 2006 and $38,095 at June 25, 2005.

Long-Lived Assets

Property and equipment are recorded at cost and are depreciated primarily using the straight-line method for financial reporting and accelerated methods for tax reporting. Cost includes an amount of interest associated with significant capital projects. Useful lives for financial reporting range from 5 to 15 years for machinery and equipment and 10 to 45 years for buildings. Maintenance and repair costs are charged to earnings, while expenditures that increase asset lives are capitalized.

Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. The estimates associated with the goodwill impairment tests are considered critical due to the judgments required in determining fair value amounts, including projected future cash flows. Changes in these estimates may result in the recognition of an impairment loss. For fiscal 2006 and 2005, the required annual testing resulted in no impairment charge. Goodwill was $152,183 at July 1, 2006 and $150,293 at June 25, 2005.

Other intangible assets subject to amortization consist of developed product technology, distribution and license agreements, customer relationships and trademarks. Most of these assets are related to the acquisition of Agis and are amortized over their estimated useful economic lives using the straight-line method. An accelerated method of amortization is used for customer relationships. Other intangible assets were $132,426 at July 1, 2006 and $147,967 at June 25, 2005.

The Company periodically reviews all other long-lived assets that have finite lives and that are not held for sale for impairment by comparing the carrying value of the assets to their estimated future undiscounted cash flows.

Share-Based Awards

Share-based compensation awards are recognized at fair value in accordance with SFAS 123(R), "Accounting for Share-Based Payment."

Income Taxes

Deferred income tax assets and liabilities are recorded based upon the difference between the financial reporting and the tax reporting basis of assets and liabilities using the enacted tax rates. To the extent that available evidence raises doubt about the realization of a deferred tax asset, a valuation allowance is established.

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries because those earnings are considered permanently reinvested in the operations of those subsidiaries.

Earnings (Loss) per Share

Basic earnings per share are calculated using the weighted average number of shares of common stock outstanding during each period. It excludes both the dilutive effects of additional common shares that would have been outstanding if the shares issued under stock incentive plans had been exercised and the dilutive effect of restricted shares to the extent those shares have not vested. Diluted earnings per share are calculated including the effects of shares and potential shares issued under stock incentive plans.

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" (FIN 48), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS 123(R), "Share-Based Payment", to expand and clarify SFAS 123, "Accounting for Stock-Based Compensation," in several areas. SFAS 123(R) requires companies to measure the cost of employee services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. The cost is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments where service is expected to be rendered. SFAS 123(R) was adopted in the first quarter of fiscal 2006. Since the Company began expensing stock-based compensation using the fair value based method of accounting as permitted under SFAS 123 in December 2002, the Company's consolidated financial statements and results of operations were not materially impacted by the adoption of SFAS 123(R). In accordance with the disclosure requirements of the pronouncement, the Company reclassified unearned compensation to common stock in the Company's consolidated balance sheets as of June 25, 2005 and July 1, 2006.

In November 2004, the FASB issued SFAS 151, "Inventory Costs - An amendment of ARB No. 43, Chapter 4". SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 were effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and were required to be applied prospectively. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

NOTE B – ACQUISITION OF BUSINESS

On March 17, 2005, the Company acquired all of the outstanding shares of Agis. Agis was included in the accompanying consolidated balance sheet as of June 25, 2005. The operating results of Agis for the three months ended May 31, 2005 were included in the Company's consolidated results of operations for fiscal 2005. For purposes of consolidation, Agis' fiscal year begins June 1 and ends May 31, the same period followed for the Company's U.K. and Mexico operations. Prior to being acquired, Agis' net sales for the year ended December 31, 2004 were approximately $405,000.

Agis and its subsidiaries develop, manufacture and market specialized generic pharmaceuticals, over the counter drug products, active pharmaceutical ingredients (API) and consumer products. Agis' strategy has focused primarily on the U.S. and Israeli markets. As a result of the acquisition, the Company expects to realize numerous strategic and financial benefits including additional capabilities to grow in the global generic pharmaceutical, API and consumer healthcare markets.

The acquisition was accounted for under the purchase method of accounting with Agis considered as the acquiree for accounting purposes. The purchase price was allocated to the fair value of assets acquired, identifiable intangible assets and liabilities assumed from Agis. For convenience purposes, the acquisition was recorded as of February 28, 2005 and those balances were reported in the Company's March 26, 2005 consolidated balance sheet. Fair value was estimated by various techniques including analysis of expected future cash flows and market comparisons. The excess of the purchase price over the fair value of net assets acquired, amounting to $114,374, was recorded as goodwill in the consolidated balance sheet. Goodwill is not amortized but is tested for impairment at least annually in the third quarter of the Company's fiscal year. Goodwill was assigned to the reportable segments as follows: $65,608 to Rx Pharmaceuticals and $48,766 to API.

The total purchase consideration exchanged for all of the outstanding shares of Agis was calculated as follows:

Shares of Agis common stock outstanding at closing date	27,394	
Exchange ratio per merger agreement	0.8011	
Shares of Perrigo common stock issued at the closing date	21,945	
Multiplied by Perrigo's average stock price for the five day period beginning two business days before and ending two business days after November 14, 2004	$18.72	$410,812
Shares of Agis common stock outstanding at the closing date	27,394	
Cash consideration paid per share	$14.93	$408,990
Estimated fair value of Perrigo stock options exchanged for Agis stock options outstanding at the closing date		574
Perrigo's estimated acquisition costs		11,482
Purchase price for accounting purposes		831,858
Agis' net debt outstanding at the closing date		8,974
Total purchase consideration		$840,832

The total purchase price for accounting purposes of $831,858 excluded assumed net debt. The Company adjusted the allocation of the purchase price and goodwill in subsequent periods for changes in tax-related assets and liabilities, additional termination liabilities for the Company's New York facility and a final evaluation of certain assets and liabilities.

In connection with the acquisition, the Company accrued $2,727 for restructuring costs, consisting of employee termination benefits for 60 employees and certain lease termination costs.

The purchase price was preliminarily allocated as follows:

Cash	$ 38,902
Investment securities	33,115
Inventory	137,053
Other current assets	138,236
Property and equipment	104,521
Other non-current assets	36,139
Intangible assets	529,100
Goodwill	114,374
Total assets acquired	1,131,440
Notes payable	9,285
Current maturities of long-term debt	20,000
Other current liabilities	160,314
Other non-current liabilities	25,889
Deferred income taxes	31,848
Long-term debt	52,246
Total liabilities assumed	299,582
Total purchase price	$ 831,858

A step-up in the value of inventory of $28,154 was recorded in the allocation of the purchase price based on valuation estimates. In the fourth quarter of fiscal 2005, $23,392 was charged to cost of sales, with the remaining amount charged to cost of sales in the first quarter of fiscal 2006.

Management determined the value of intangible assets by considering a number of factors, including an independent third-party valuation. Intangible assets were valued as follows:

	Amount	Estimated Useful Life
In-process research and development	$ 386,800	-
Developed product technology	117,100	16 years
Distribution and license agreements	15,300	13 years
Customer relationships	4,900	4 years
Trademarks	5,000	15 years
	$ 529,100	

The amount allocated to in-process research and development, $386,800, was charged to operations as of the acquisition date. The valuation of in-process research and development related to numerous ongoing projects which were assigned fair values by discounting forecasted cash flows directly related to the products expecting to result from the subject research and development. Assumptions used in the valuation included a discount rate of 17.5% and commencement of net cash inflows that varied between one and ten years depending on the project. As of the date of acquisition, the technological feasibility of the acquired technology had not yet been established and the technology had no future alternative uses and therefore must be expensed as of the acquisition date. The acquired in-process technology related to the development of generic prescription drug products and API. The

Company estimates that additional costs related to efforts necessary to develop the acquired, incomplete technology into commercially viable products could be as much as or more than $70,000 over the next 10 years. If the Company is unable to develop commercially viable products or obtain FDA approval as required, the Company's future revenues and net income will be adversely impacted. The write-off of in-process research and development is not deductible for tax purposes.

The following unaudited pro forma financial information presents results as if the acquisition had occurred at the beginning of the respective periods:

	Fiscal Year	
	2005	2004
(Unaudited)		
Net sales	$1,337,193	$1,288,638
Net income	23,888	61,273
Basic earnings per share	0.26	0.66
Diluted earnings per share	0.25	0.65

These pro forma results were prepared in accordance with the requirements of SFAS 141, "Business Combinations". The pro forma results include certain adjustments such as the write-off of the step-up value of inventory and additional amortization related to intangible assets arising from the acquisition, additional compensation expense and interest expense on acquisition debt. Since the write-off of in-process research and development is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in this unaudited pro forma information. The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition occurred at the beginning of the respective periods or of results of operations of future periods.

NOTE C – EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators used in the basic and diluted earnings per share (EPS) calculation follows:

	Fiscal Year		
	2006	2005	2004
Numerator:			
Net income (loss) used for both basic and diluted EPS	$71,400	$(352,983)	$80,567
Denominator:			
Weighted average shares outstanding for basic EPS	92,875	77,313	70,206
Diluted effect of share-based awards	1,230	-	2,083
Weighed average shares outstanding for diluted EPS	94,105	77,313	72,289

Share-based awards outstanding that are anti-dilutive were 4,485 for fiscal 2006, 6,428 for fiscal 2005 and 1,819 for fiscal 2004. These share-based awards were excluded from the diluted EPS calculation. The weighted average shares for fiscal 2005 include a proportionate number of shares issued for the acquisition of Agis. The denominator for basic EPS is used for calculating diluted EPS for fiscal 2005 because potentially dilutive share-based awards are not applicable when a loss is reported.

NOTE D – INVESTMENT SECURITIES

At July 1, 2006, all of the Company's investments in debt and equity securities were classified as available-for-sale, and, as a result, were reported at fair value. The following is a summary of the Company's available-for-sale securities, all of which are classified as short-term:

	July 1, 2006	June 25, 2005
Equity securities	$ 850	$ 1,481
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	-	1,991
Debt securities issued by foreign governments	3,233	3,553
Corporate debt securities	20,964	7,708
Other debt securities	1,686	3,028
Total	$26,733	$17,761

As of July 1, 2006, the fair value of available-for-sale investment securities approximated book value. Unrealized gains and losses are not material and are included in other comprehensive income (loss). Proceeds from the sale of investment securities were $51,492 in fiscal 2006. The gross realized gains and losses on the sale of these securities, determined using the specific identification method, in fiscal 2006 were $366 and $46, respectively. Proceeds from the sale of investment securities were $334,465 and $111,115 in fiscal 2005 and 2004, respectively. The gross realized gains and losses on the sale of these securities in fiscal 2005 were $265 and $89, respectively. No gains or losses were recognized on the sale of investment securities during fiscal 2004, as the investment securities were fully matured debt securities when sold.

The following table summarizes the contractual maturities of debt securities at July 1, 2006:

Less than 1 year	$ 19,961
Due in 1 to 5 years	3,929
Due after 5 years	1,993
Total	$ 25,883

NOTE E - INVENTORIES

Inventories are summarized as follows:

	July 1, 2006	June 25, 2005
Finished goods	$148,603	$135,955
Work in process	70,974	58,588
Raw materials	83,364	78,437
	$302,941	$272,980

The Company maintains an allowance for estimated obsolete or unmarketable inventory based on the difference between the cost of inventory and its estimated market value. The inventory balances stated above are net of an inventory allowance of $42,509 at July 1, 2006 and $38,095 at June 25, 2005.

NOTE F – INTANGIBLE ASSETS AND GOODWILL

Intangible assets and related accumulated amortization consist of the following:

	July 1, 2006		June 25, 2005	
	Gross	Accumulated Amortization	Gross	Accumulated Amortization
Developed product technology / formulation	$117,615	$10,656	$121,707	$2,606
Distribution and license agreements	18,755	3,765	19,300	1,216
Customer relationships	4,900	2,698	4,900	276
Trademarks	9,503	1,228	6,892	734
Total	$150,773	$18,347	$152,799	$4,832

The Company recorded a charge for amortization expense of $13,515, $3,764 and $576 for fiscal 2006, 2005 and 2004, respectively, for intangible assets subject to amortization.

The estimated amortization expense for each of the following five years is as follows:

Fiscal Year	Amount
2007	$ 11,300
2008	10,700
2009	11,200
2010	9,300
2011	9,300

The Company has three reportable segments with goodwill, the Consumer Healthcare, Rx Pharmaceuticals and API segments. The goodwill related to the Agis acquisition has been allocated to the API and Rx Pharmaceuticals segments and is tested for impairment annually in the third quarter of the fiscal year. The current year testing resulted in no impairment charge related to the API and Rx Pharmaceuticals segments. Goodwill allocated to the Consumer Healthcare segment is tested annually for impairment in the second quarter of the fiscal year and also resulted in no impairment charge in the current year. Although the testing performed on the Company's U.K. component within this segment indicated that the estimated fair value exceeded the carrying value, these values were closer than they had been in previous years. The narrowing of the difference in these values increases the possibility of an impairment charge in future periods. The goodwill balance of the U.K. component was $36,347 as of July 1, 2006. Currency translation in fiscal 2006 for the Consumer Healthcare segment includes both the current year impact and an adjustment for previous periods. The Company did not acquire or dispose of any goodwill during fiscal 2006. The Company recorded adjustments to goodwill, originally established in connection with the Agis acquisition, for changes in tax-related assets and liabilities, additional termination liabilities for the Company's New York facility and a final evaluation of certain assets and liabilities.

The changes in the carrying amount of goodwill during the year ended July 1, 2006 were as follows:

	Consumer Healthcare	Rx Pharma-ceuticals	API	Total
Balance as of June 26, 2004	$ 35,919	-	-	$ 35,919
Aggregate goodwill acquired	-	$ 65,608	$ 48,766	114,374
Balance as of June 25, 2005	35,919	65,608	48,766	150,293
Goodwill adjustment	-	(1,931)	(729)	(2,660)
Currency translation adjustment	8,533	(2,271)	(1,712)	4,550
Balance as of July 1, 2006	$ 44,452	$61,406	$46,325	$152,183

NOTE G - CREDIT FACILITIES, DERIVATIVES AND GUARANTIES

Total borrowings outstanding were $641,798 at July 1, 2006 and $681,473 at June 25, 2005. These borrowings include the assumed debt of Agis and additional borrowings related to the acquisition of Agis. Total borrowings are presented on the balance sheet as follows:

	July 1, 2006	June 25, 2005
Short-term debt:		
Swingline loan	$ 19,195	$ 10,198
Bank loan – Germany subsidiary	-	8,652
Bank loan – U.K. subsidiary	-	2,188
Bank loans – Mexico subsidiary	886	4,307
Total	20,081	25,345
Long-term debt, less current maturities:		
Revolving line of credit	80,000	115,000
Term loan	100,000	100,000
Letter of undertaking – Israel subsidiary	400,000	400,000
Debenture – Israel subsidiary	41,717	41,128
Total	621,717	656,128
Total debt	$641,798	$681,473

On March 16, 2005, the Company and certain foreign subsidiaries entered into a credit agreement with a group of banks which provides an initial revolving loan commitment of $250,000 and an initial term loan commitment of $100,000, each subject to increase or decrease as specified in the credit agreement. Both loans bear an interest rate of Alternative Base Rate or LIBOR plus an applicable margin determined by the Company's leverage ratio over the trailing four quarters. Actual rates for fiscal 2006 ranged from 3.89% to 5.95%. Additionally, the credit agreement provides for a short-term swingline loan with a maximum commitment of $25,000 and a negotiable rate of interest that was 5.95% as of July 1, 2006.

The obligations under the credit agreement are guarantied by certain subsidiaries of the Company and the Company will guaranty obligations of foreign subsidiary borrowers. In some instances, the obligations may be secured by a pledge of 65% of the stock of foreign subsidiaries. The maturity date of the term and revolving loans is March 16, 2010. Restrictive loan covenants apply to, among other things, minimum levels of interest coverage and debt to Earnings Before Interest, Taxes and Depreciation (EBITDA) ratios. The Company was in compliance with the above covenants as of July 1, 2006.

During the fourth quarter of fiscal 2005, the Company entered into two interest rate swap agreements to reduce the impact of fluctuations in interest rates on the aforementioned term and revolving commitments. These interest rate swap agreements are contracts to exchange floating rate for fixed rate interest payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest. The Company does not use derivative financial instruments for speculative purposes.

The interest rate swap agreements fix the interest rate at 4.77% on an initial notional amount of principal of $50,000 on the revolving loan and $100,000 on the term loan. The interest rate swap agreements expire on March 16, 2010. As of July 1, 2006, the swaps were recorded on the balance sheet in other non-current assets at their fair value of $3,702. Changes in the fair value of the swap agreements, net of tax, are reported as a component of other comprehensive income (loss).

The counterparty to the interest rate swap agreements is a commercial bank which has other financing relationships with the Company. While the Company is exposed to credit loss in the event of nonperformance by the counterparty, the Company does not anticipate nonperformance and a material loss would not be expected from such nonperformance. Fluctuations in interest rates are similarly not expected to have a material impact on the Company's future operating results.

The Company accounts for derivatives in accordance with SFAS 133, which establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at fair value. Additionally, changes in the derivative's fair value shall be recognized currently in earnings unless specific hedge accounting criteria are met. If hedge accounting criteria are met, the changes in a derivative's fair value are recorded in shareholders' equity as a component of other comprehensive income (loss). These deferred gains and losses are recognized in income in the period in which the hedge item and hedging instrument are settled.

In accordance with SFAS 133, the Company has designated the above interest rate swaps as cash flow hedges and has formally documented the relationship between the interest rate swaps and the variable rate borrowings, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative to the specific liability on the balance sheet. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative used in the hedging transaction is highly effective in offsetting changes in the cash flows of the hedged item. As of July 1, 2006, the interest rate swaps discussed above were considered by management to be highly effective and no amount of gain or loss was recorded in earnings due to hedge ineffectiveness for fiscal 2006.

On March 16, 2005, the Company's Israel holding company subsidiary entered into a letter of undertaking and obtained a loan in the sum of $400,000. The loan has a ten-year term with a fixed annual interest rate of 5.025%. The Company may prepay the loan after 12 interest payments upon 30 days written notice. The lender may demand prepayment or the Company may prepay the loan in whole or in part upon 90 days written notice on the interest payment date that is 24 months after the loan date and every 12 months subsequent to this date. The terms require the Company to maintain a deposit of $400,000 in an uninsured account with the lender as security for the loan. This deposit has a fixed 4.9% yield. The Company does not have the right to withdraw any amounts from the deposit account including any interest earned until the loan has been paid in full or unless it receives consent from the lender. Earned interest is released to the Company on each interest payment date so long as all interest due on the loan has been paid by the Company. As of July 1, 2006, the fair values of the letter of undertaking and the corresponding deposit were $382,638 and $382,550, respectively. Fair values were calculated by discounting the future cash flows of the financial instruments to their present value, using interest rates currently offered for borrowing and deposits of similar nature and remaining maturities.

The Company's Israel subsidiary has a debenture for $41,717 with a fixed interest rate of 5.6%. The debenture is guarantied by the Company. The principal of the loan is linked to the increase in the Israel consumer price index (CPI) and is payable in three annual installments beginning in 2007. Prior to the acquisition, the subsidiary executed an interest rate swap in the notional amount of approximately $15,000 to exchange the aforementioned terms for linkage to the dollar with the addition of variable interest based on LIBOR plus 2%. In fiscal 2006, the subsidiary entered into partial termination agreements on the interest rate swaps in the notional amount of $13,000, leaving a swap agreement with a net notional amount of $2,000 in place at July 1, 2006. The subsidiary has also entered into a hedge in the notional amount of approximately $2,000 to protect against extreme changes in LIBOR. These transactions have not been formally designated as hedging instruments by management and are recorded at their fair value of $271 in current liabilities. The change in fair value for fiscal 2006 of $862 was recorded in interest expense.

The Company's Germany subsidiary had a bank loan which bore interest at EURIBOR plus 1.35%. The Company ended this stand-alone agreement in the first quarter of fiscal 2006 and now utilizes the Company's existing swingline loan agreement to meet the liquidity requirements of its Germany subsidiary. All borrowings by the Germany subsidiary are denominated in euros and bear interest at 3.31%. As of July 1, 2006, the Germany subsidiary portion of the swingline loan was $1,315.

The Company's U.K. subsidiary has a short-term, unsecured credit facility with a bank which is supported by a Company guaranty. The balance outstanding at July 1, 2006 was zero. Interest rates are established at the time of borrowing based on the Bank of England's base rate plus 0.7%.

The Company's Mexico subsidiary has short-term, unsecured debt with two banks for $886 which bears interest at 9.3% and is supported by a Company guaranty.

The Company has entered into foreign currency put, call and forward contracts to assist in managing currency risks. These derivatives have not been formally designated as hedging instruments by management and are recorded at their fair market value of $410 in current assets. The change in fair value for fiscal 2006 of $796 was recorded in interest income.

The Company's Israel subsidiary has provided a guaranty to a bank to secure the debt of a 50% owned joint venture for $430, not to exceed 50% of the joint venture's debt. The estimated fair value of the guaranty is insignificant. The joint venture is accounted for using the equity method of accounting.

The annual maturities of short-term and long-term debt are as follows:

2007	$ 20,081
2008	13,906
2009	13,906
2010	193,905
2011	-
Thereafter	400,000

NOTE H - POST EMPLOYMENT PLANS

Qualified Profit-Sharing and Investment Plans

The Company has a qualified profit-sharing and investment plan under section 401(k) of the Internal Revenue Code, which covers substantially all domestic employees in Michigan and South Carolina. Contributions to the plan are at the discretion of the Board of Directors. Additionally, the Company matches a portion of employees' contributions. The Company's contributions to the plan were $7,180, $7,267 and $8,420 in fiscal 2006, 2005 and 2004, respectively.

The Company had an additional qualified investment plan under section 401(k) of the Internal Revenue Code, which covered non-union employees in New York. Contributions to the plan were at the discretion of the Board of Directors. Additionally, the Company matched a portion of employees' contributions. The Company's contributions to the plan were $415 and $146 for fiscal 2006 and 2005, respectively. This plan was merged with the plan described above as of July 1, 2006.

Pension Benefit Plan

The union employees of the Company's Germany subsidiary are covered by a defined benefit pension plan. The Company accrues expected costs of benefits during the employees' years of service and the plan is not funded. The liability associated with the plan at July 1, 2006, which is recorded in other non-current liabilities, was $652. Net periodic benefit expense was $68 and $16 for fiscal 2006 and 2005, respectively.

Multi-Employer Pension Plan

The Company's New York subsidiary participates in a multi-employer pension plan in association with its union employees. The Company's contributions to the plan were $116 and $27 for fiscal 2006 and 2005, respectively. The Company has not recorded any withdrawal liability as the Company does not nave any current plans to terminate its participation in this plan.

Israeli Post Employment Benefits

Israeli labor laws and agreements require the Company to pay benefits to employees dismissed or retiring under certain circumstances. Severance pay is calculated on the basis of the most recent employee salary levels and the length of employee service. The Company's Israeli subsidiaries also provide retirement bonuses to certain managerial employees. The Company makes regular deposits to retirement funds and purchases insurance policies to partially fund these liabilities. The deposited funds may be withdrawn only upon the fulfillment of requirements pursuant to Israeli labor laws. At July 1, 2006, the liability related to these post employment benefits, which is recorded in other non-current liabilities, was $19,759. The Company has funded $17,490 of this amount, which is recorded in other non-current assets. The Company's contributions to the above plans were $2,760 and $643 for fiscal 2006 and 2005, respectively.

Deferred Compensation Plans

The Company has non-qualified plans related to deferred compensation and executive retention that allow certain employees and directors to defer compensation subject to specific requirements. Although the plans are not formally funded, the Company owns insurance policies with a cash surrender value of $6,814 as of July 1, 2006 that are intended as a long-term funding source for these plans. The assets, which are recorded in other non-current assets, are not a committed funding source and may, under certain circumstances, be subject to claims from creditors. The deferred compensation liability, which is recorded in other non-current liabilities, was $5,659 at July 1, 2006 and $6,521 at June 25, 2005.

Postretirement Medical Benefits

The Company provides certain healthcare benefits to eligible U.S. employees and their dependents who meet certain age and service requirements when they retire. Generally, benefits are provided to eligible retirees after age 65 and to their dependents. Increases in the Company contribution for benefits are limited to increases in the Consumer Price Index. Additional healthcare cost increases are paid through participant contributions. The Company accrues the expected costs of such benefits during a portion of the employees' years of service. The plan is not funded. Under current plan provisions, the plan is not eligible for any federal subsidy related to the Medicare Modernization Act of 2003 Part D Subsidy. The unfunded accumulated post retirement benefit obligation was $5,714 at July 1, 2006 and $5,320 at June 25, 2005. Net periodic benefit expense was $434, $425 and $980 in fiscal 2006, 2005 and 2004, respectively.

NOTE I - SHAREHOLDERS' EQUITY

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid dividends of $15,613, $11,935 and $9,136, or $0.168, $0.155 and $0.13 per share, during fiscal 2006, 2005 and 2004, respectively. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition, capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

The Company has a common stock repurchase program. Purchases are made on the open market, subject to market conditions and are funded by available cash or borrowings. On February 15, 2006, the Board of Directors approved a plan to repurchase shares of common stock with a value of up to $60,000. This plan will expire on February 17, 2007. The previous repurchase plan was approved on April 22, 2005 and expired on April 21, 2006. The Company has a 10b5-1 plan that allows a broker selected by the Company to repurchase shares on behalf of the Company at times when it would ordinarily not be in the market because of the Company's trading policies. The amount of common stock repurchased in accordance with the 10b5-1 plan on any given day is determined by the plan's formula which is generally based on the market price of the Company's stock. All common stock repurchased is retired upon purchase. The Company repurchased 1,923 shares of common stock for $28,330 during fiscal 2006. The Company repurchased 190 shares of common stock for $3,021 during fiscal 2005.

The Company's Shareholder Rights Agreement expired on April 10, 2006.

Share-Based Compensation Plans

All share-based compensation for employees and directors is granted under the 2003 Long-Term Incentive Plan, as amended, other than certain grants pursuant to employment agreements. The plan has been approved by the Company's shareholders and provides for the granting of awards to its employees and directors for up to 10,928 shares of common stock. The purpose of the plan is to attract and retain individuals of exceptional managerial talent and encourage these individuals to acquire a vested interest in the Company's success and prosperity. The awards that are granted under this program primarily include non-qualified stock options, incentive stock options and restricted shares. Awards granted under the plan vest and may be exercised and/or sold from one to ten years after the date of grant based on a vesting schedule.

Share-based compensation expense was $9,485 for fiscal 2006, $8,056 for fiscal 2005 and $5,560 for fiscal 2004. The income tax benefit recognized was $3,092 for fiscal 2006, $3,190 for fiscal 2005 and $2,018 for fiscal 2004. As of July 1, 2006, unrecognized share-based compensation expense was $11,284 and will be recognized over approximately 5 years. Proceeds from the exercise of stock options and excess income tax benefits attributable to stock options exercised are credited to common stock.

A summary of activity related to stock options is presented below:

	For the year ended July 1, 2006			
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Beginning options outstanding	6,124	$12.11		
Granted	1,428	$14.69		
Exercised	905	$8.90		
Terminated / forfeited	265	$14.13		
Ending options outstanding	6,382	$13.08	6.32	$21,290
Options exercisable	3,190	$11.23	5.48	$16,023

The aggregate intrinsic value for options exercised during the year was $6,017 for fiscal 2006, $7,295 for fiscal 2005 and $7,765 for fiscal 2004. The weighted average fair value per share at the grant date for options granted during the year was $5.12 for fiscal 2006, $7.08 for fiscal 2005 and $5.56 for fiscal 2004. The fair values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Fiscal Year		
	2006	2005	2004
Dividend yield	0.009%	0.008%	0.008%
Volatility, as a percent	28.0%	32.0%	34.4%
Risk-free interest rate	4.1%	3.7%	3.6%
Expected life in years after vest date	3.0	3.0	3.0

Volatility used in the valuation model was based on historical volatility. The risk-free interest rate was based on the yield of U.S. government securities with a maturity date that coincides with the expected term of the option. The expected life in years after vest date was estimated based on past exercise behavior of employees.

A summary of activity related to non-vested restricted shares is presented below:

	For the year ended July 1, 2006	
	Number of Non-Vested Shares	Weighted Average Grant Date Fair Value
Beginning non-vested shares outstanding	463	$16.66
Granted	60	$14.10
Vested	92	$17.94
Cancelled	12	$15.90
Ending non-vested shares outstanding	419	$16.03

The weighted average fair value per share at the date of grant for restricted shares granted during the year was $14.10 for fiscal 2006, $17.22 for fiscal 2005 and $13.92 for fiscal 2004. The total fair value for restricted shares that vested during the year was $1,422 for fiscal 2006, $424 for fiscal 2005 and $190 for fiscal 2004.

NOTE J – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is comprised of all changes in shareholders' equity during the period other than from transactions with shareholders. Accumulated other comprehensive income (loss) and fiscal period activity consists of the following:

	Fair value of derivative financial instruments, net of tax	Foreign currency translation adjustments	Fair value of investment securities, net of tax	Accumulated other comprehensive income (loss)
Balance as of June 26, 2004	-	$ 2,892	-	$ 2,892
Reductions	$ (3,198)	(1,275)	$ (106)	(4,579)
Balance as of June 25, 2005	(3,198)	1,617	(106)	(1,687)
Additions (reductions)	5,530	(319)	69	5,280
Balance as of July 1, 2006	$ 2,332	$ 1,298	$ (37)	$ 3,593

NOTE K - INCOME TAXES

	Fiscal Year		
	2006	2005	2004
Pre-tax income (loss):			
U.S.	$59,270	$ 68,355	$106,702
Foreign	46,665	(399,048)	(719)
Total	$105,935	$(330,693)	$105,983
Provision for income taxes:			
Current:			
Federal	$ 22,640	$ 37,023	$20,176
State	1,650	3,796	2,473
Foreign	16,153	(6,177)	(1,293)
Subtotal	40,443	34,642	21,356
Deferred:			
Federal	(684)	(13,086)	2,703
State	129	(2,051)	183
Foreign	(5,353)	2,785	1,174
Subtotal	(5,908)	(12,352)	4,060
Total	$ 34,535	$ 22,290	$25,416

A reconciliation of the provision based on the Federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Year		
	2006	2005	2004
	%	%	%
Provision at Federal statutory rate	35.0	(35.0)	35.0
State income taxes, net of Federal benefit	1.7	0.5	2.5
Foreign tax rate differences	5.8	(0.1)	0.1
Expenses not deductible for tax purposes/ deductions not expensed for book, net	(2.2)	(0.2)	(0.1)
Approved enterprise benefit	(5.8)	(0.3)	-
Non-deductible write-off of in-process research and development	-	40.9	-
Inventory basis step-up	(0.9)	0.9	-
Intangible amortization	(3.4)	-	-
Tax examination adjustment	-	-	(12.4)
Other	2.4	-	(1.1)
Effective income tax rate	32.6	6.7	24.0

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries because those earnings are considered permanently reinvested in the operations of those subsidiaries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

In January 2004, the Company was notified by the Internal Revenue Service that it had concluded its routine Federal tax examination of tax years 1998, 1999 and 2000. As a result, the Company reduced its income tax accrual associated with these audits, resulting in a one-time income tax benefit of $13,100 in the second quarter of fiscal 2004. In August 2005, the Company was notified by the IRS that it has resolved all tax years through fiscal 2004. Additionally, the Israeli Tax Authority has completed its audit cycle for all tax years through calendar 2002. No adjustment will be necessary to the income statement in fiscal 2006 as a result of these notifications. The Company believes it has appropriately accrued for probable income tax exposures for all tax years that remain open.

Deferred income taxes arise from temporary differences between the financial reporting and the tax reporting basis of assets and liabilities and operating loss and tax credit carry forwards for tax purposes. The components of the net deferred income tax asset (liability) are as follows:

	Fiscal Year	
	2006	2005
Deferred income tax asset (liability):		
Property and equipment	$(49,199)	$(60,382)
Inventory basis differences	19,070	12,295
Accrued liabilities	20,206	23,932
Allowance for doubtful accounts	3,371	9,935
Research and development credit	3,723	5,837
State operating loss carry forward	64,197	61,553
State credit carry forward	3,171	-
International operating loss carry forward	1,709	-
Unearned revenue	3,087	2,648
Capital loss carry forwards	-	1,090
Other, net	3,214	4,370
Subtotal	72,549	61,278
Valuation allowance for carry forwards	(67,727)	(62,365)
Net deferred income tax asset (liability)	$ 4,822	$ (1,087)

The above amounts are classified in the consolidated balance sheet as follows:

	July 1, 2006	June 25, 2005
Assets	$ 95,201	$ 82,951
Liabilities	(90,379)	(84,038)
Net deferred income tax asset (liability)	$ 4,822	$ (1,087)

At July 1, 2006, the Company had state net operating loss carry forwards of $64,197 and international net operating losses of $1,709. At July 1, 2006, a valuation allowance of $67,060 had been provided for the state net operating loss carry forwards and $667 had been provided for international net operating loss carry forwards as utilization of such carry forwards within the applicable statutory periods is uncertain. The state net operating loss carry forward expires through 2026, while the international net operating losses have no expiration. The valuation allowances for these net operating loss carryforwards are adjusted annually, as necessary. After application of the valuation allowances described above, the Company anticipates no limitations will apply with respect to utilization of the net deferred income tax assets described above.

Tax Rate Reductions in Israel

In July 2004, an amendment to the Income Tax Ordinance was enacted. One provision of this amendment is to gradually reduce the statutory corporate tax rate from 36% to 30% as follows: 35% for 2004, 34% for 2005, 32% for 2006 and 30% for 2007 and thereafter. A newly enacted law that became effective January 1, 2006 further reduces the statutory corporate tax rate as follows: 31% for 2006, 29% for 2007, 27% for 2008, 26% for 2009 and 25% for 2010 and thereafter.

Tax Exemptions in Israel

Certain of the Company's Israel subsidiaries have been granted approved enterprise status under the Law for the Encouragement of Capital Investments (1959). Income derived from such entities is entitled to various tax benefits beginning in the year the subsidiary first generates taxable income. These benefits apply to an entity depending on certain elections. Certain subsidiaries have elected alternative tax benefits and are entitled to tax exemption for ten years. The period of benefits for these subsidiaries expires between 2008 and 2012. Certain other subsidiaries have elected investment grant benefits and are entitled to tax exemption for two years followed by a reduced tax rate of 10% to 25% for the five following years. The period of benefits for these subsidiaries, some of which have not started, expire not later than 2016. One subsidiary with establishment approval and elected alternative tax benefits is entitled to tax exemption for ten years. The period of benefits for this subsidiary, which has not started, expires in 2016. Once the benefits period expires, income from these subsidiaries will be taxed at the applicable statutory rate.

These benefits are generally granted with the understanding that cash dividends will not be distributed from the affected income. Should dividends be distributed out of tax exempt income, the subsidiary would be required to pay a 10% to 25% tax on the distribution. The Company does not currently intend to cause distribution of a dividend which would involve additional tax liability in the foreseeable future; therefore, no provision has been made for such tax.

Certain other conditions apply to maintain entitlement to these tax benefits. Failure to comply with these conditions may cancel the benefits, in whole or in part, and repayment of the amount of tax benefits with interest may be required. All affected subsidiaries are currently in compliance with these conditions.

NOTE L - COMMITMENTS AND CONTINGENCIES

The Company leases certain assets, principally warehouse facilities and computer equipment, under agreements that expire at various dates through 2014. Certain leases contain provisions for renewal and purchase options and require the Company to pay various related expenses. Future non-cancelable minimum operating lease commitments are as follows: 2007--$8,009; 2008--$6,389; 2009--$4,400; 2010--$3,516; 2011 and thereafter --$11,789. Rent expense under all leases was $9,664, $8,394 and $6,766 for fiscal 2006, 2005 and 2004, respectively.

In August 2004, the Company reached a settlement with the United States Federal Trade Commission (FTC) and states' attorneys general offices regarding a now terminated agreement between Alpharma, Inc. and the Company related to a children's ibuprofen suspension product. In connection with the Alpharma, Inc. agreement and the related FTC settlement, the Company has been named as a defendant in three suits, two of which are class actions that have been consolidated with one another (the Direct Purchaser Action), filed on behalf of Company customers (i.e., retailers), and the other consisting of four class action suits (the Indirect Purchaser Action), filed on behalf of indirect Company customers (i.e., consumers), alleging that the plaintiffs overpaid for children's ibuprofen suspension product as a result of the Company's agreement with Alpharma, Inc. On April 24, 2006, the court in the Direct Purchaser Action issued an order and final judgment approving the settlement of this matter with respect to defendants Alpharma, Inc. and the Company. The Company agreed to pay $3,000 as part of the settlement of the Direct Purchaser Action. Separately, Alpharma, Inc. and the Company entered into a settlement agreement to resolve the Indirect Purchaser Action for a combination of cash and product donations. On July 25, 2006 the court issued an order preliminarily approving the settlement of the Indirect Purchaser Action. However, the settlement is subject to final court approval. The Company recorded a charge of $4,500 in the fourth quarter of fiscal 2005 as its best estimate of the combined expected cost of the settlements. While the Company believes the estimate of the charge is reasonable, the total amount of future payments related to these lawsuits cannot be assured and may be materially different than the recorded charge.

The Company is defending a few remaining individual lawsuits pending in various state and federal courts involving phenylpropanolamine (PPA), an ingredient used in the manufacture of certain OTC cough/cold and diet products. The Company discontinued using PPA in the U.S. in November 2000 at the request of the United States Food and Drug Administration (FDA). These cases allege that the plaintiff suffered injury, generally some type of stroke, from ingesting PPA-containing products. Many of these suits also name other manufacturers or retailers of PPA-containing products. These personal injury suits seek an unspecified amount of compensatory, exemplary and statutory damages. The Company maintains product liability insurance coverage for the claims asserted in these lawsuits. The Company believes that it has meritorious defenses to these lawsuits and intends to vigorously defend them. At this time, the Company cannot determine whether it will be named in additional PPA-related suits, the outcome of existing suits or the effect that PPA-related suits may have on its financial condition or operating results.

In addition to the foregoing discussion, the Company has pending certain other legal actions and claims incurred in the normal course of business. The Company believes that it has meritorious defenses to these lawsuits and/or is covered by insurance and is actively pursuing the defense thereof. The Company believes the resolution of all of these matters will not have a material adverse effect on its financial condition and results of operations as reported in the accompanying consolidated financial statements. However, depending on the amount and timing of an unfavorable resolution of these lawsuits, the Company's future results of operations or cash flow could be materially impacted in a particular period.

NOTE M - QUARTERLY FINANCIAL DATA (unaudited)

Fiscal 2006	First Quarter[1]	Second Quarter[2]	Third Quarter[3]	Fourth Quarter[4]
Net sales	$319,734	$359,697	$332,321	$355,069
Gross profit	86,916	105,570	97,278	107,977
Net income	12,911	25,366	20,861	12,262
Basic earnings per share	0.14	0.27	0.23	0.13
Diluted earnings per share	0.14	0.27	0.22	0.13
Weighted average shares outstanding				
Basic	93,188	92,833	92,683	92,607
Diluted	94,314	93,963	94,044	94,004

Fiscal 2005	First Quarter	Second Quarter[5]	Third Quarter[6]	Fourth Quarter[7]
Net sales	$227,719	$251,748	$220,093	$324,538
Gross profit	64,713	67,056	62,961	65,659
Net income (loss)	17,578	15,838	(379,436)	(6,963)
Basic earnings (loss) per share	0.25	0.22	(5.15)	(0.07)
Diluted earnings per share	0.24	0.22	(5.15)	(0.07)
Weighted average shares outstanding				
Basic	70,948	71,206	73,660	93,480
Diluted	73,043	73,285	73,660	93,480

(1) Includes pre-tax charges of $4,762 for write-off of step-up in value of inventory related to Agis acquisition, $2,750 for costs related to mesalamine rectal suspension product recall, and $3,300 for estimate of obsolescence expense for pseudoephedrine-related inventory.
(2) Includes a gain of $4,666 for the sale of the Company's non-controlling interest in Shandex, a Canadian distribution company, and $1,650 for estimate of obsolescence expense for pseudoephedrine-related inventory.
(3) Includes $2,100 due to the reduction of an accrual related to loratadine syrup product recall and $2,050 for estimate of obsolescence expense for pseudoephedrine-related inventory.
(4) Includes pre-tax charge of $8,846 for restructuring costs and $1,800 for estimate of obsolescence expense for pseudoephedrine-related inventory.
(5) Includes pre-tax charge of $8,300 for costs related to loratadine syrup product recall.
(6) Includes pre-tax charges of $388,600 for write-off of in-process research and development, $6,382 for restructuring costs and $4,625 for integration costs following the Agis acquisition.
(7) Includes the results of operations for Agis for the three months ended May 31, 2005. Includes pre-tax charges of $23,392 for write-off of step-up in value of inventory related to Agis acquisition, $4,500 for estimate of settlement agreements related to class action lawsuits, $3,200 for estimate of obsolescence expense for pseudoephedrine-related inventory, $2,391 for amortization of intangible assets acquired in the Agis acquisition and $2,000 for costs related to infants' drops product recall.

NOTE N - SEGMENT INFORMATION

The Company has three reportable segments, aligned primarily by product: Consumer Healthcare, Rx Pharmaceuticals and API along with an Other category. The Consumer Healthcare segment includes the U.S., U.K. and Mexico operations supporting the sale of OTC pharmaceutical and nutritional products worldwide. The Rx Pharmaceuticals segment includes the development and sale of prescription drug products worldwide. The API segment includes the development and manufacturing of API products in Israel and Germany. API products are sold to customers worldwide. The Other category consists of two operating segments, Israel Consumer Products and Israel Pharmaceutical and Diagnostic Products, with sales primarily to the Israeli market, including cosmetics, toiletries, detergents, manufactured and imported pharmaceutical products and medical diagnostic products. Neither of these operating segments meets the quantitative thresholds required to be separately reportable segments. The majority of corporate expenses, which generally represent shared services, are charged to operating segments as part of a corporate allocation. The unallocated portion of these expenses, the write-off of in-process research and development and integration costs related to the acquisition of Agis are reported as a reconciling item in the table below. The accounting policies of each segment are the same as those described in the summary of significant accounting policies set forth in Note A. Revenues generated outside the U.S. for fiscal 2006, 2005 and 2004 were $348,545, $168,082 and $109,605, respectively, primarily in Israel, the U.K. and Mexico. As of July 1, 2006 and June 25, 2005, the net book value of property and equipment located outside the U.S. was $135,144 and $145,613, respectively. Approximately $91,000 of property and equipment was located in Israel as of July 1, 2006. One customer accounted for 22% of net sales in fiscal 2006, 26% in fiscal 2005 and 28% in fiscal 2004. The API segment and Other category include fiscal 2006 charges of $1,747 and $2,697, respectively, for charges related to the write-off of the step-up of the value of inventory. The Rx Pharmaceuticals segment, API segment and Other category include fiscal 2005 charges of $5,546, $12,542 and $4,407, respectively, for charges related to the write-off of the step-up of the value of inventory.

	Consumer Healthcare	Rx Pharma-ceuticals	API	Other	Unallocated expenses	Total
Fiscal 2006						
Net sales	$994,231	$120,941	$110,713	$140,936	-	$1,366,821
Operating income (loss)	$78,844	$16,575	$25,939	$3,517	$(13,543)	$111,332
Operating income (loss) %	7.9%	13.7%	23.4%	2.5%	-	8.1%
Total assets	$1,095,200	$313,600	$185,759	$156,065	-	$1,750,624
Capital expenditures	$18,781	$4,600	$10,272	$2,774	-	$36,427
Property and equip, net	$215,075	$20,367	$57,893	$26,023	-	$319,358
Depreciation/amortization	$30,841	$9,779	$9,518	$6,466	-	$56,604
Fiscal 2005						
Net sales	$933,280	$32,565	$23,412	$34,841	-	$1,024,098
Operating income (loss)	$86,570	$(10,692)	$(7,164)	$(4,590)	$(394,597)	$(330,473)
Operating income (loss) %	9.3%	(32.8)%	(30.6)%	(13.2)%	-	(32.3)%
Total assets	$1,042,033	$310,521	$186,988	$165,434	-	$1,704,976
Capital expenditures	$22,942	$719	$3,118	$45	-	$26,824
Property and equip, net	$227,573	$13,424	$57,590	$25,214	-	$323,801
Depreciation/amortization	$29,471	$2,294	$2,146	$902	-	$34,813
Fiscal 2004						
Net sales	$898,204	-	-	-	-	$898,204
Operating income (loss)	$107,857	$(4,961)	-	-	-	$102,896
Operating income (loss)%	12.0%	-	-	-	-	11.4%
Total assets	$759,094	-	-	-	-	$759,094
Capital expenditures	$28,294	-	-	-	-	$28,294
Property and equip, net	$227,641	-	-	-	-	$227,641
Depreciation/amortization	$28,317	135	-	-	-	$28,452

NOTE O - RESTRUCTURING CHARGES

On June 23, 2006, as a result an ongoing review of its Consumer Healthcare operating strategies, the Company's Board of Directors approved plans to exit two unprofitable product lines, effervescent tablets and psyllium-based laxatives. This action will result in the closure of two Michigan plants that primarily manufacture these products. In connection with this exit plan, it was determined that the carrying value of the land, buildings, machinery and certain inventory at these two plants was not recoverable. As a result, the Company incurred an impairment charge in the Company's Consumer Healthcare segment of $8,846 in the fourth quarter of fiscal 2006 to reflect the difference between carrying value and the fair value of the affected assets. Fair value was determined using the currently appraised market value. In addition, the Company expects to incur a charge of approximately $3,000 in the first of half of fiscal 2007 for employee related and plant shutdown costs. The plants are expected to be phased out and closed by the end of the calendar year.

In connection with the acquisition of Agis, the Company reviewed its Consumer Healthcare segment's operating strategies. As a result, the Company approved a restructuring plan and recorded a charge to the Company's Consumer Healthcare segment. The implementation of the plan began on March 24, 2005 and was completed in July 2006. Certain assets were written down to their fair value resulting in an impairment charge of $3,232. Fair value was determined by the Company using discounted future cash flows. In addition, the Company terminated 22 employees performing in certain executive and administrative roles. Accordingly, the Company recorded employee termination benefits of $3,150. The charges for asset impairment and employee termination benefits are included in the restructuring line of the consolidated statements of income of fiscal 2005. The activity of the restructuring reserve is detailed in the following table:

	Fiscal 2005 Restructuring Employee Termination
Balance at March 26, 2005	$ 3,150
Payments	(998)
Balance at June 25, 2005	2,152
Payments	(2,047)
Balance at July 1, 2006	$ 105

In connection with the Agis acquisition, the Company accrued $2,727 of restructuring costs that were included in the allocation of the purchase price. These restructuring costs consisted of employee termination benefits for 60 employees and certain lease termination costs. The Company accrued an additional amount of $1,206 for employee termination benefits in the first quarter of fiscal 2006 and made total payments to employees of $709 during fiscal 2006. The lease termination accrual was adjusted as a result of a final evaluation of the liability and will be paid out over the next eight years. Employee termination benefits are expected to be paid over the next six to nine months. The activity related to these restructuring costs is as follows:

	Fiscal 2005 Restructuring	
	Employee Termination	Lease Termination
Balance at March 26, 2005	$1,135	$1,592
Payments	(761)	-
Balance at June 25, 2005	374	1,592
Additions	1,206	-
Payments	(709)	-
Adjustments	-	(494)
Balance at July 1, 2006	$871	$1,098

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of July 1, 2006, the Company's management, including its Chief Executive Officer and its Chief Financial Officer, carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. The Company's management had previously reported ineffectiveness in its disclosure controls and procedures. This ineffectiveness was remedied with the improvements at locations related to the Agis acquisition. These improvements included enhancements in the control environment, information systems infrastructure and financial statement closing process, coupled with the continued integration of the companies post acquisition.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company has included a report of management's assessment of the design and effectiveness of its internal control as part of this Form 10-K. The independent registered public accounting firm of BDO Seidman, LLP also attested to, and reported on, management's assessment of the internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in this 10-K under the captions entitled "Management's Report on Internal Control over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

Management identified material weaknesses in internal control over financial reporting (ICFR) at the Company's Israel subsidiary. This location represents approximately 19% of consolidated fiscal 2006 revenue. These material weaknesses in ICFR are summarized as follows:

- The non-integrated nature and inherent limitations in the legacy information systems do not provide an appropriate level of control. Specific weaknesses caused by these gaps include: inappropriate segregations of duties, a lack of automated processes, security issues and a significant reliance upon spreadsheets for financial reporting. Additionally, there are various less critical deficiencies related to IT general controls over these legacy systems.

- Formal policies and procedures do not exist to support key control activities including approval guidelines over the initiation of transactions and contracts.

As disclosed in the 2005 Form 10-K, the Company believes implementing an enterprise resource planning (ERP) system is the appropriate action to remediate the majority of these weaknesses. A new system will streamline operations and incorporate the appropriate level of internal control. Management expects the new system to be operational in the second quarter of fiscal 2007.

The following is an update on the material weaknesses and related remediation efforts at locations acquired in the prior year Agis acquisition:

- Key enhancements at the New York location included centralizing all significant information systems with the Company's Michigan operations and establishing policies and procedures to govern finance, human resources and information technology activities.

- Various less critical internal control gaps related to the financial statement close process and information technology general controls were corrected at the Germany location.

- Management considers the ICFR over the New York and Germany locations to be effective as of the end of fiscal 2006. These locations represent approximately 43% of the 2006 annual revenues from the original Agis entity.

- Formal policies and procedures to reflect the tone of top management have been deployed at the Israel location. These include the Corporate Code of Conduct and Whistleblower process. Additional improvements are being phased in during the first two quarters of fiscal 2007.

- Management hired a Chief Financial Officer and increased the number of qualified accountants at the Israel location. The Company intends to make more personnel additions to increase accounting knowledge and strengthen internal controls through the first two quarters of fiscal 2007.

- Significant progress was made in aligning the Israel locations' information systems infrastructure and related controls with the Company's standards. Enhancements have improved systems security, managing change, physical security and managing operations and data. These standards will be applied to the IT components which support the pending ERP system in fiscal 2007.

- The Israel location established a formal financial statement closing process. Notable improvements include increased documentation requirements over journal entries and account reconciliations, approval and review requirements, the addition of checklists and implementation of consolidation software.

- The Israel ERP system implementation is underway with a planned completion date in the second quarter of fiscal 2007. The Company's internal control team and external consultants have been involved with the project to ensure the system includes the appropriate internal controls. Given the complexity of the implementation there is a high risk associated with the project timeline and any delay could adversely impact the Company's remediation efforts. Management will continue to closely monitor the situation to help ensure the appropriate level of diligence is completed prior to implementation of the new system.

The Company will continue to provide updates on the remediation plan in its quarterly reports on Form 10-Q and in its annual report on Form 10-K.

In connection with the evaluation by the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the Company's ICFR pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934, no changes during the quarter ended July 1, 2006 were identified that have materially affected, or are reasonably likely to materially affect, the Company's ICFR, other than the introduction of the formal financial statement close process at the Israel location as described above.

Item 9B. Other Information.

Not applicable.

PART III.

Item 10. Directors and Executive Officers of the Registrant.

(a) Directors of the Company.
This information is incorporated by reference to the Company's Proxy Statement for the 2006 Annual Meeting under the heading "Election of Directors".

(b) Executive Officers of the Company.
See Part I, Additional Item of this Form 10-K.

(c) Audit Committee Financial Expert.
This information is incorporated by reference to the Company's Proxy Statement for the 2006 Annual Meeting under the heading "Board and Committee Membership".

(d) Identification and Composition of the Audit Committee.
This information is incorporated by reference to the Company's Proxy Statement for the 2006 Annual Meeting under the heading "Board and Committee Membership".

(e) Compliance with Section 16(a) of the Exchange Act.
This information is incorporated by reference to the Company's Proxy Statement for the 2006 Annual Meeting under the heading "Section 16(a) Beneficial Ownership Reporting Compliance".

(f) Code of Ethics.
This information is incorporated by reference to the Company's Proxy Statement for the 2006 Annual Meeting under the heading "Corporate Governance".

Item 11. Executive Compensation.

This information is incorporated by reference to the Company's Proxy Statement for the 2006 Annual Meeting under the headings "Executive Compensation" and "Director Compensation".

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

This information is incorporated by reference to the Company's Proxy Statement for the 2006 Annual Meeting under the heading "Ownership of Perrigo Common Stock". Information concerning equity compensation plans is incorporated by reference to the Company's Proxy Statement for the 2006 Annual Meeting under the heading "Equity Compensation Plan Information".

Item 13. Certain Relationships and Related Transactions.

This information is incorporated by reference to the Company's Proxy Statement for the 2006 Annual Meeting under the heading "Certain Transactions".

Item 14. Principal Accountant Fees and Services.

This information is incorporated by reference to the Company's Proxy Statement for the 2006 Annual Meeting under the heading "Independent Accountants".

PART IV.

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed or incorporated by reference as part of this Form 10-K:

1. All financial statements. See Index to Consolidated Financial Statements.

2. Financial Schedules.
Schedule II - Valuation and Qualifying Accounts.
Schedules other than the one listed are omitted because the required information is included in the footnotes, immaterial or not applicable.

3. Exhibits:

2(a) Agreement and Plan of Merger dated as of November 14, 2004, among Registrant, Agis Industries (1983) Ltd. and Perrigo Israel Opportunities Ltd., incorporated by reference from Appendix A to the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

3(a) Amended and Restated Articles of Incorporation of Registrant, as amended, incorporated by reference from the Registrant's Form 10-Q filed on February 2, 2005.

3(b) Restated Bylaws of Registrant, as amended through March 1, 2005, incorporated by reference from the Registrant's Form 8-K filed on March 3, 2005.

4(a) Registration Rights Agreement, dated as of November 14, 2004, between Registrant and Moshe Arkin, incorporated by reference from Appendix H to the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed on February 11, 2005.

10(a)* Registrant's 2003 Long-Term Incentive Plan effective October 29, 2003, as amended, incorporated by reference from the Registrant's Proxy Statement for its 2003 Annual Meeting of Shareholders filed on September 26, 2003.

10(b)* Registrant's Employee Stock Option Plan, as amended, incorporated by reference from the Registrant's Form 10-K filed on September 18, 2002.

10(c)* Registrant's 1989 Non-Qualified Stock Option Plan for Directors, as amended, incorporated by reference from Exhibit B of the Registrant's 1997 Proxy Statement as amended at the Annual Meeting of Shareholders on October 31, 2000.

10(d)* Registrant's Restricted Stock Plan for Directors, dated November 6, 1997, incorporated by reference from Registrant's 1998 Form 10-K filed on October 6, 1998.

10(e)* Employment Agreement, Restricted Stock Agreement, Contingent Restricted Stock Agreement, and Noncompetition and Nondisclosure Agreement, dated April 19, 2000, between Registrant and David T. Gibbons, incorporated by reference from the Registrant's Form 10-Q filed on April 26, 2000.

10(f)* Registrant's Executive Retention Plan, dated January 1, 2002, incorporated by reference from the Registrant's Form 10-Q filed on October 30, 2002.

10(g)* Registrant's Nonqualified Deferred Compensation Plan, dated December 31, 2001, as amended, incorporated by reference from the Registrant's Form 10-Q filed on January 24, 2002.

10(h)* Registrant's Restricted Stock Plan for Directors II, dated August 14, 2001, incorporated by reference from the Registrant's Form 10-Q filed on October 23, 2001.

10(i)* Registrant's Management Incentive Bonus Plan, effective June 29, 2003, incorporated by reference from the Registrant's Form 10-Q filed on October 23, 2003.

10(j)* Registrant's Management Incentive Bonus Plan, effective June 27, 2004, incorporated by reference from the Registrant's Form 10-Q filed on October 26, 2004.

10(k)* Amendment to Employment Agreement dated as of June 30, 2005, between Registrant and David T. Gibbons, incorporated by reference from the Registrant's Form 8-K filed on July 6, 2005.

10(l)* Separation and General Release Agreement entered into on June 29, 2005, between Registrant and Mark P. Olesnavage, incorporated by reference from the Registrant's Form 8-K filed on July 6, 2005.

10(m)* Separation and General Release Agreement entered into on July 5, 2005, between Registrant and F. Folsom Bell, incorporated by reference from the Registrant's Form 8-K filed on July 6, 2005.

10(n)* Employment Agreement, dated as of November 14, 2004, among Registrant, Agis Industries (1983) Ltd. and Rafael Lebel, incorporated by reference from the Registrant's Form 8-K filed on March 22, 2005.

10(o) Credit Agreement, dated as of March 16, 2005, among Registrant, the Foreign Subsidiary Borrowers, JPMorgan Chase Bank, N.A., as administrative agent, Bank Leumi USA, as syndication agent, and Bank of America, N.A., Standard Federal Bank N.A. and National City Bank of the Midwest, as documentation agents, incorporated by reference from the Registrant's Form 10-Q filed on May 5, 2005.

10(p) Letter of Undertaking of Perrigo Israel Holdings Ltd. dated March 16, 2005, incorporated by reference from the Registrant's Form 10-Q filed on May 5, 2005.

10(q) Cash Collateral Pledge Agreement dated as of March 16, 2005 between Perrigo International, Inc., as Pledgor, and Bank Hapoalim B.M, incorporated by reference from the Registrant's Form 10-Q filed on May 5, 2005.

10(r) Guaranty of Perrigo International, Inc. dated March 16, 2005, incorporated by reference from the Registrant's Form 10-Q filed on May 5, 2005.

10(s) Contract, dated as of December 19, 2001, between Arkin Real Estate Holdings (1961) Ltd. and Agis Industries (1983) Ltd., incorporated by reference from the Registrant's Form 10-Q filed on May 5, 2005.

10(t)* Employment Agreement, dated as of November 14, 2004, among Registrant, Agis Industries (1983) Ltd. and Moshe Arkin, incorporated by reference from Appendix I to the Registrant's Proxy Statement/Prospectus included in Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

10(u)* Form of Non-qualified Stock Option Agreement, incorporated by reference from the Registrant's 10-Q filed on February 2, 2005.

10(v)* Form of Restricted Stock Agreement, incorporated by reference from the Registrant's 10-Q filed on February 2, 2005.

10(w) Undertaking Agreement, dated as of November 14, 2004, among Registrant, Agis Industries (1983) Ltd. and Moshe Arkin, incorporated by reference from Appendix D to the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

10(x) Nominating Agreement, dated as of November 14, 2004, between Registrant and Moshe Arkin, incorporated by reference from Appendix F to the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

10(y) Lock-Up Agreement, dated as of November 14, 2004, among Moshe Arkin, Registrant and Perrigo Israel Opportunities Ltd., incorporated by reference from Appendix G the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

10(z) Voting Agreement, dated as of November 14, 2004, between Agis Industries (1983) Ltd. and Michael J. Jandernoa, incorporated by reference from Appendix E the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

10(aa)*Amendment to Nominating Agreement, dated as of July 12, 2005, between Perrigo Company and Moshe Arkin, incorporated by reference from the Registrant's Form 8-K filed on July 18, 2005.

10(bb)*Employment Agreement dated as of July 21, 2005 by and between Perrigo Company and Douglas R. Schrank, incorporated by reference from the Registrant's Form 8-K filed on July 22, 2005.

10(cc)* Amendment No. 2 to Nominating Agreement, dated as of September 10, 2005, between Perrigo Company and Moshe Arkin, incorporated by reference from the Registrant's Form 8-K filed on September 14, 2005.

10(dd) First Amendment to Credit Agreement, dated as of September 30, 2005, among Perrigo Company, the Foreign Subsidiary Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent for the Lenders, Bank Leumi USA, as Syndication Agent, and Bank of America, N.A., Standard Federal Bank N.A. and National City Bank of the Midwest, as Documentation Agents, incorporated by reference from the Registrant's Form 10-Q filed on October 27, 2005.

10(ee) Foreign Subsidiary Borrower Agreement, dated as of September 26, 2005, among Chemagis (Germany) GmbH, Perrigo Company and JPMorgan Chase Bank, N.A., as Administrative Agent, pursuant to the Credit Agreement, dated as of March 16, 2005, among Perrigo Company, the Foreign Subsidiary Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank Leumi USA, as Syndication Agent, and Bank of America, N.A., Standard Federal Bank N.A. and National City Bank of the Midwest, as Documentation Agents, incorporated by reference from the Registrant's Form 10-Q filed on October 27, 2005.

10(ff)* Amendment to the 2003 Long-Term Incentive Plan, effective as of October 28, 2005, incorporated by reference from the Registrant's Form 8-K filed on November 3, 2005.

10(gg)* Letter Agreement by and between Perrigo Company and Ran Gottfried, dated February 15, 2006 and effective February 16, 2006, incorporated by reference from the Registrant's Form 8-K filed on February 22, 2006.

10(hh)* Perrigo Company Non-qualified Deferred Compensation Plan, incorporated by reference from the Registrant's Form 8-K filed on March 29, 2006.

21 Subsidiaries of the Registrant.

23 Consent of BDO Seidman, LLP.

24 Power of Attorney (see signature page).

31 Rule 13a-14(a) Certifications.

32 Section 1350 Certifications.

* Denotes management contract or compensatory plan or arrangement.

(b) Exhibits.
The response to this portion of Item 15 is submitted as a separate section of this Report. See Item 15(a)(3) above.

(c) Financial Statement Schedules.
The response to this portion of Item 15 is submitted as a separate section of this Report. See Item 15(a)(2) above.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

PERRIGO COMPANY
(in thousands)

Description	Balance at Beginning of Period	Net Bad Debt Expenses	Deductions[1]	Other[2]	Balance at End of Period
Year Ended June 26, 2004:					
Allowances deducted from asset accounts:					
Allowances for uncollectible accounts	$10,242	$(1,228)	$718	-	$ 8,296
Year Ended June 25, 2005:					
Allowances deducted from asset accounts:					
Allowances for uncollectible accounts	$ 8,296	$ 621	$379	$1,832	$10,370
Year Ended July 1, 2006:					
Allowances deducted from asset accounts:					
Allowances for uncollectible accounts	$10,370	$2,334	$1,526	-	$11,178

(1) Uncollectible accounts charged off, net of recoveries.

(2) Consists of allowances assumed in the acquisition of Agis.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K for the fiscal ended July 1, 2006 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Allegan, State of Michigan on the 14th of August 2006.

PERRIGO COMPANY

By: /s/ David T. Gibbons
David T. Gibbons
Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints David T. Gibbons, Judy L. Brown and Todd W. Kingma and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments to this Annual Report on Form 10-K for the fiscal year ended July 1, 2006 necessary or advisable to enable Perrigo Company to comply with the Securities Exchange Act of 1934, any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the report as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K for the fiscal year ended July 1, 2006 has been signed by the following persons in the capacities indicated on August 14, 2006.

Signature	Title
/s/ David T. Gibbons David T. Gibbons	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer and Director)
/s/ Judy L. Brown Judy L. Brown	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)
/s/ Moshe Arkin Moshe Arkin	Vice Chairman and Director
/s/ Laurie Brlas Laurie Brlas	Director
/s/ Gary M. Cohen Gary M. Cohen	Director
/s/ Larry D. Fredricks Larry D. Fredricks	Director
/s/ Ran Gottfried Ran Gottfried	Director
/s/ Michael J. Jandernoa Michael J. Jandernoa	Director
/s/ Gary K. Kunkle, Jr. Gary K. Kunkle, Jr.	Director
/s/ Herman Morris, Jr. Herman Morris, Jr.	Director

EXHIBIT INDEX

Exhibit	Document
21	Subsidiaries of the Registrant.
23	Consent of BDO Seidman, LLP.
31	Rule 13a-14(a) Certifications.
32	Section 1350 Certifications.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State/Country of Incorporation
L. Perrigo Company	Michigan
Perrigo Pharmaceuticals Company	Michigan
Perrigo International Inc.	Michigan
Perrigo Company of South Carolina Inc.	Michigan
Perrigo Sales Corporation	Michigan
Perrigo International Holdings Inc.	Michigan
Perrigo Research and Development Company	Michigan
Perrigo Company of Tennessee Inc.	Tennessee
Perrigo New York, Inc.	Delaware
Clay Park Industries Inc.	Delaware
Clay Park Distributors Inc.	Delaware
ChemAgis USA Inc.	Delaware
Perrigo de Mexico S.A. de C.V	Mexico
Quimica y Farmacia S.A. de C.V.	Mexico
Perrigo do Brasil Ltda.	Brazil
Wrafton Laboratories Limited	United Kingdom
Perrigo U.K. Acquisition Limited	United Kingdom
Wrafton Trustees Limited	United Kingdom
Barum Limited	United Kingdom
Perrigo U.K. Limited	United Kingdom
Perrigo Ventures Limited Partnership	United Kingdom
Perrigo UK FINCO Limited Partnership	United Kingdom
Perrigo Israel Holdings Ltd.	Israel
Perrigo Israel Pharmaceuticals Ltd.	Israel
Chemagis Ltd.	Israel
Perrigo Israel Opportunities II Ltd.	Israel
Elite Soap Manufacturers (1986) Ltd.	Israel
Vesteck Ltd.	Israel
Agis Commercial Agencies (1989) Ltd.	Israel
Arginet Investments and Property (2003) Ltd.	Israel
Careline (Pharmagis) Ltd.	Israel
Agis Investments (2000) Ltd.	Israel
Dovechem Ltd.	Israel
Neca Chemicals (1952) Ltd.	Israel
Neca Marketing (1983) Ltd.	Israel
Pharma Clal Ltd.	Israel
Agis Distribution & Marketing (1989) Ltd.	Israel
Neca Cosmetics Products (1990) Ltd.	Israel
Perrigo Israel Limited Partnership	Israel
Perrigo Laboratories India Private Ltd.	India
ChemAgis B.V.	Netherlands
ChemAgis Germany GmbH	Germany
Perrigo China Business Trustee, LLC	Delaware
Perrigo China Business Trust	China
Perrigo Denmark K/S	Denmark

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statements for Perrigo Company's 1988 Employee Incentive Stock Option Plan as amended (Registration Nos. 33-46265 and 333-101205), 1989 Non-qualified Stock Option Plan for Directors as amended (Registration Nos. 33-46264 and 333-101204), 2003 Long-Term Incentive Plan (Registration No. 333-118194) and L. Perrigo Investment Plan and Trust (Registration No. 33-46262) of our reports dated August 4, 2006 relating to the consolidated financial statements and schedule and the effectiveness of Perrigo Company's internal control over financial reporting, which appear in this Form 10-K.

By: /s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
August 14, 2006

Exhibit 31

CERTIFICATION

I, David T. Gibbons, certify that:

1. I have reviewed this report on Form 10-K of Perrigo Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 14, 2006

/s/David T. Gibbons
David T. Gibbons
Chairman of the Board, President and Chief Executive Officer

Exhibit 31

CERTIFICATION

I, Judy L. Brown, certify that:

1. I have reviewed this report on Form 10-K of Perrigo Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 14, 2006

/s/Judy L. Brown
Judy L. Brown
Executive Vice President and
Chief Financial Officer

Exhibit 32

The following statement is being made to the Securities and Exchange Commission solely for the purposes of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1349), which carries with it certain criminal penalties in the event of a knowing or willful misrepresentation.

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Perrigo Company

Ladies and Gentlemen:

In accordance with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 USC 1349), each of the undersigned hereby certifies that:

(i) this Annual Report on Form 10-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and
(ii) the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of Perrigo Company.

Dated as of this 14th day of August, 2006.

/s/ David T. Gibbons
David T. Gibbons
Chairman of the Board, President and
Chief Executive Officer

/s/ Judy L. Brown
Judy L. Brown
Executive Vice President and
Chief Financial Officer

Corporate and Shareholder Information

Directors

Moshe Arkin
Vice Chairman,
Perrigo Company
Director since 2005

Laurie Brlas
Senior Vice President
and Chief Financial Officer,
STERIS Corporation
Director since 2003

Gary M. Cohen
Executive Vice President, BD Medical,
Becton, Dickinson and Company
Director since 2003

Larry D. Fredricks
Independent Financial Consultant,
former Director – Financial
Counseling Services,
Deloitte & Touche LLP
Director since 1996

David T. Gibbons
Chairman of the Board, President and
Chief Executive Officer,
Perrigo Company
Director since 2000

Ran Gottfried
Consultant and Director
for public and private
companies in Israel
Director since 2006

Michael J. Jandernoa
Former Chairman of the Board,
Perrigo Company
Director since 1981

Gary K. Kunkle, Jr.
Chairman and Chief Executive Officer,
DENTSPLY International Inc.
Director since 2002

Herman Morris, Jr.
Vice President and General Counsel,
Pinnacle Airlines
Director since 1999

Executive Officers

David T. Gibbons
Chairman of the Board, President and
Chief Executive Officer

Moshe Arkin
Vice Chairman

Judy L. Brown
Executive Vice President and
Chief Financial Officer

John T. Hendrickson
Executive Vice President and
General Manager – Perrigo
Consumer Healthcare

Todd W. Kingma
Executive Vice President,
General Counsel and Secretary

Refael Lebel
Executive Vice President and
General Manager – Perrigo Israel

Share Information

Perrigo Company common stock is traded on The Nasdaq Stock Market® and the Tel Aviv Stock Exchange (TASE) under the symbol PRGO.
Shares outstanding at July 1, 2006: 92,922,444.

Annual Meeting

The Annual Meeting of Shareholders will be held at the Perrigo Company corporate office, 515 Eastern Avenue, Allegan, Michigan, on November 10, 2006, at 10:00 a.m. (EST).

Independent Accountants

BDO Seidman, LLP
Grand Rapids, Michigan

Fiscal 2006 Cash Dividend Data

Fiscal Quarter	Record Date	Payable Date	Per Share Amount
1st	8/26/05	9/20/05	$0.0400
2nd	11/25/05	12/20/05	$0.0425
3rd	2/24/06	3/21/06	$0.0425
4th	5/26/06	6/20/06	$0.0425

Shareholder Account Information

Shareholders with requests for information regarding their share position, stock, certificates, address changes and other related matters should contact:
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757

Financial Information

Annual reports, news releases, earnings announcements, dividend announcements, Form 10-K, 10-Q and 8-K reports and other financial information may be obtained by visiting the investor relations section of our Web site: www.perrigo.com/investors.

Investor Relations Contacts

Arthur J. Shannon
(269) 686-1709

Ernest J. Schenk
(269) 673-9212

Creative services by
Strategic Communication Advisors
and Anderson Design
Grand Rapids, Michigan




PERRIGO®

515 Eastern Avenue
Allegan, Michigan 49010
(269) 673-8451
www.perrigo.com